UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Half Yearly Report dated August 3, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: August 3, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: August 3, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Barclays PLC

Interim Results Announcement

30th June 2009

Table of Contents

Interim Results Announcement

Performance Highlights
Group Chief Executive's Review
Group Finance Director's Review
Summary Income Statement
Summary Balance Sheet
Results by Business
-   UK Retail Banking
-   Barclays Commercial Bank
-   Barclaycard
-   Global Retail and Commercial Banking - Western Europe
-   Global Retail and Commercial Banking - Emerging Markets
-   Global Retail and Commercial Banking - Absa
-   Barclays Capital
-   Barclays Global Investors
-   Barclays Wealth
-   Head Office Functions and Other Operations
Risk Management
-   Analysis of Total Assets
-   Barclays Capital Credit Market Exposures
-   Credit Risk, Market Risk and Liquidity Risk
Capital & Performance Management
Statement of Directors' Responsibilities
Independent Auditors' Review Report
Accounting Policies
Condensed Consolidated Interim Financial Statements
Other Information
Glossary of Terms

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Unless otherwise stated, the income statement analyses compare the six months to 30th June 2009 to the corresponding six months of 2008. Balance sheet comparisons, unless otherwise stated, relate to the corresponding position at 31st December 2008.

Unless otherwise stated, the Performance Highlights, Group Chief Executive's Review, Group Finance Director's Review, Summary Income Statement, Summary Balance Sheet, Results by Business, Risk Management and Capital and Performance Management sections of the Interim Results Announcement discuss the Group as a whole rather than presenting the portion of the Barclays Global Investors (BGI) business held for sale as a discontinued operation. These non-GAAP measures are provided because, until disposal, management believes that including BGI as part of continuing operations provides more useful information about the performance of the Group as a whole and better reflects how the operations are managed. In the Unaudited Condensed Consolidated Interim Financial Statements on pages 82 onwards, the portion of the BGI business held for sale is represented as discontinued operations. We have provided a schedule which presents the continuing and discontinued activities of BGI on page 29.

In accordance with Barclays policy to provide meaningful disclosures that help investors and other stakeholders understand the financial position, performance and changes in the financial position of the Group for the period, the information provided in this report goes beyond the minimum levels required by accounting standards and listing rules for interim reporting. In the specific context of facilitating an understanding of the recent market turmoil Barclays has considered best practice recommendations relating to disclosure and feedback from investors, regulators and other stakeholders on the disclosures that investors would find most useful.

Forward-looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the integration of the Lehman Brothers North American businesses into the Group's business and the quantification of the benefits resulting from such acquisition, the proposed disposal of Barclays Global Investors and the impact on the Group, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Performance Highlights

	Half Year [1] Ended	Half Year Ended	Half Year Ended
Group Results	30.06.09	30.06.09	30.06.08
		£m	£m	% Change
Total income net of insurance claims		16,253	11,843	37
Impairment charges and other credit provisions		(4,556)	(2,448)	86
Operating expenses		(8,747)	(6,753)	30
Profit before tax		2,984	2,754	8
Profit after tax		2,338	2,134	10
Profit attributable to equity holders of the parent		1,888	1,718	10
Economic (loss)/profit		(127)	501	-

Basic earnings per ordinary share	16.4p	17.5p	27.0p
Diluted earnings per ordinary share	16.0p	17.1p	26.2p
Dividend per share		-	11.5p

Performance Ratios
Return on average shareholders' equity (annualised)		10.1%	14.9%
Cost:income ratio		54%	57%
Cost:net income ratio		75%	72%

Profit Before Tax by Business		£m	£m	% Change
UK Retail Banking		268	690	(61)
Barclays Commercial Bank		404	702	(42)
Barclaycard		391	388	1
GRCB - Western Europe		31	115	(73)
GRCB - Emerging Markets		(86)	52	-
GRCB - Absa		248	298	(17)
Barclays Capital		1,047	524	100
Barclays Global Investors		276	265	4
Barclays Wealth		75	182	(59)
Head Office Functions and Other Operations		330	(462)	-

	Pro Forma [1]	As at	As at
Capital and Balance Sheet	30.06.09	30.06.09	31.12.08
Core Tier 1 ratio[2]	8.8%	7.1%	5.6%
Tier 1 ratio	11.7%	10.5%	8.6%
Risk asset ratio	15.3%	14.5%	13.6%
Total shareholders' equity		£48.7bn	£47.4bn
Total assets		£1,545bn	£2,053bn
Risk weighted assets		£406bn	£433bn
Adjusted gross leverage [2]	20x	22x	28x
Group surplus liquidity		£88bn	£36bn
Group loan:deposit ratio [2]		129%	138%
Total DVaR		£71.1m	£86.6m
Net asset value per share[2]	391p	342p	437p
Net tangible asset value per share [2]	313p	250p	313p

1    Presents the impact of the sale of the Barclays Global Investors business to BlackRock Inc as if it would have occurred on 16th June 2009 with EPS from continuing operations.

2    Defined on pages 122 to 123

"In challenging market conditions, we have continued to benefit from our diversified business base. The investments we have made, particularly in our international businesses, are driving very strong income performance and allowing us to absorb the consequences of the economic downturn. Our capital base is stronger and we have significantly reduced leverage. Our goal for 2009 is very clear: we seek to deliver another year of solid profitability. Our first half performance is a good start to this."

John Varley, Chief Executive

•	Strong income drives financial performance

-       Record income of £16,253m, up 37%

-       Profit before tax of £2,984m, up 8%

-      Income absorbed gross credit market losses and higher reserves of £4,677m (including impairment of £1,170m) and other Group  impairment of £3,386m

-      £1,192m of gains on debt buy-backs and extinguishment more than offset £893m own credit charge

•	Good progress on key financial measures

-       Loan loss rate of 144bps on constant year end 2008 loans and advances and currency basis

-      Capital ratios: Core Tier 1 at 8.8% and Tier 1 at 11.7% pro forma for the expected sale of Barclays Global Investors to BlackRock Inc.

-      Balance sheet reduced by over £500bn (25%)

-      Adjusted gross leverage at 22x from 28x at 31st December 2008 and 33x at 31st December 2007 reflecting reductions in adjusted total   tangible assets and increases in qualifying Tier 1 capital

-      Cost:income ratio improved to 54% from 57%

•	Global Retail and Commercial Banking generates higher income in a tough economic environment

-       Strong income growth of 14% to £8,051m driven by Barclaycard and the international businesses

-      Profit before tax of £1,256m

-      Underlying costs well controlled

-      Impairment up significantly to £2,660m (2008: £1,207m)

•	Investment Banking and Investment Management records very strong income and profit growth

-      Overall profit before tax of £1,398m, up 44%

-     Barclays Capital top-line income more than doubled to £10,489m with very strong performances across client franchises in the UK,  Europe and Asia and a transformation in the scale and service offering in the US enabling absorbtion of credit market losses and impairment

-      Profit before tax at Barclays Capital doubled to £1,047m (2008: £524m)

-      Resilient performance at Barclays Global Investors with profit before tax up 4% to £276m, net of deal costs of £106m, and assets under management up 12% to $1,678bn

•

Sale of Barclays Global Investors business to BlackRock Inc. agreed for consideration of approximately $13bn and expected to complete at the end of 2009 giving Barclays an economic stake of 19.9% in the enlarged BlackRock Global Investors business

Group Chief Executive's Review

Summary

The environment has remained very difficult in 2009 as a consequence of the onset during 2008 of economic recession in most parts of the world in which we operate. But we were nonetheless solidly profitable, reporting a first half profit of £3 billion.

At the heart of this performance is the service to our customers and clients, for whom the recession creates both challenges and opportunities. High levels of activity on their behalf enabled us to grow our income by 37%, to over £16 billion. This has enabled us to absorb the impact of further credit market writedowns and increasing impairment. We were exposed to, and came through, the stress tests applied by our lead regulator in the UK, the Financial Services Authority (FSA). And we have pursued strategic change with the sale of Barclays Global Investors (BGI) business which, when completed, will crystallise significant value within the business portfolio and open new opportunities within the consolidating asset management industry through our stake in the combined BlackRock Global Investors business. Our proposal to sell the BGI business is the subject of a shareholder general meeting to be held on 6th August 2009.

Costs have been well controlled, with a 3 percentage point improvement in the cost:income ratio. The rate of income growth exceeded the rate of cost growth by 7%. On the balance sheet, we have reduced total assets by over £500 billion since the end of 2008, leading to a reduction in adjusted gross leverage. Risk weighted assets (RWAs) have been managed down by 6%.

The ratio of loans to deposits has improved by 9 percentage points as we strengthened our funding position. With a proforma Core Tier 1 ratio of 8.8%, we have capital resources well in excess of the regulatory minima.

2009 Priorities

As we navigate 2009, our governing objectives are unchanged. They are: staying close to our customers and clients, managing our risk and maintaining strategic momentum.

Staying Close to Our Customers and Clients

The strength of our relationships with customers and clients is observable in the income performance of Barclays during the first half of 2009. We reported income growth of 14% in GRCB, and of 52% in IBIM. Income diversification has helped us mitigate the severe writedown and impairment impacts of the banking crisis and the economic crisis.

Protecting and growing our ability to serve customers and clients all around the world lay at the heart of our decision about recapitalisation in October 2008. An independent Barclays is a Barclays which can build on the strategy of diversification by geography and by business line. The income performance we have sustained through the crisis gives us a lot of confidence, and international diversification lies at the centre of the income story.

The increase in income at Barclays Capital was broadly based by product and geography and was driven by increased client flows and wider spreads. GRCB income growth, both in 2009 and since the crisis began in the summer of 2007, has been dominated by the international businesses which are now delivering over 40% of GRCB's income. The strength of income performance over the last three years has enabled us to invest heavily in the build-out of distribution channels outside the United Kingdom and increase the number of customers we serve to 49m. While there is clearly a cost to this in terms of investment in branches and people and from impairment growth in maturing asset books, the significant broadening of the business base over the last two years will in time provide strong, diversified profit momentum for the Group.

We made specific statements earlier this year about the lending support that we would make available for our customers in the UK. New lending by Barclays to UK households and businesses in the first half for this year totalled some £17 billion, which was divided equally between credit made available to households and credit made available to businesses. Underlying this new lending are approval rates for applications for credit by business customers of Barclays Commercial Bank running at high levels consistent with those of 2007 and 2008.

Managing Our Risk

We see risk and capital as two sides of the same coin. It has been very important to us to strengthen our capital ratios during this half. We started 2009 with a Core Tier 1 ratio of 5.6% and on a pro forma basis taking into account the BGI sale, this ratio was 8.8% at the end of June.

Profit generation is intrinsic to a bank's ability to protect and grow its capital ratios. Barclays has continued to generate profits in every reporting period since this crisis began and our aggregate profit over the two year period to 30th June 2009 amounted to £12bn.

The managing of systemic risk is a priority for governments and regulators, and careful attention is being directed by them at effecting change to the banking industry to ensure that what has happened over the last two years never happens again. This is both understandable and appropriate. There have been many failings in the industry and there is much to be sorry about. But we should not lose sight of the fact that the banking crisis which began in the summer of 2007 brought to an end two decades of global growth and stability from which the world benefited greatly. An important ingredient of the rapid economic growth over that twenty year period was the activity of banks and global capital markets.

We need a new regulatory framework, of course, and that will mean more regulation. But that framework, when introduced, must be sensitive to the many good things delivered to the world over the last decades by an increasingly vibrant market economy. A properly governed market economy encourages thrift, innovation, creativity and enterprise. The world needs these things as it recovers.

One consequence of this crisis is a requirement for more capital and less leverage in the banking system. On a pro forma basis, we have increased our Core Tier 1 ratio by well over 400 bps since the since the end of 2007 and we have reduced our adjusted leverage from 33x to 20x over the same period. We have reduced reliance on unsecured funding, and increased the average duration of our funding. These actions will make it easier for us to manage the impacts of new regulatory requirements.

We have been steadily building liquidity in the balance sheet to anticipate the introduction of the new FSA rules. In the context of future levels of market risk capital, we make the assumption that the decisions made in due course by our regulators will recognise a distinction between capital required to support proprietary trading (which is not our focus) and capital required to support the risk management and financing needs of our government and corporate clients (which very much is).

The regulatory balance sheet required to support the business of Barclays Capital at the end of June 2009 was lower than at the end of December 2008, notwithstanding the very large growth in income and profits, as we have developed the mix of earnings in Barclays Capital to take account of anticipated changes in the regulatory capital environment. The Lehman Brothers North American businesses acquisition of 2008, coupled with the market share opportunities created by the upheaval in the global investment banking sector, have enabled us to increase substantially the scale of the (relatively low capital consuming) client flow business within Barclays Capital.

Maintaining Strategic Momentum

Our strategy is to increase the growth potential of Barclays by diversifying our businesses.

Notwithstanding the uncertainty of the economic outlook and the attendant uncertainty about the development of regulation, we have a clear view about the overall size and shape of the Barclays Group.

Within GRCB, our goal is that the profit contribution of our international activities will, in time, equal that of the UK businesses. We will seek to grow the profitability of our African businesses through time. We have ample opportunity to develop our Western European retail and commercial banking businesses, and in due course we will be seeking to grow further the Asian businesses of GRCB, which are still underweight. That strategic objective underpins the investments that we have been making in India, Pakistan and Indonesia over the last two years. We remain strongly committed to the continuation of our international development strategy within GRCB, where the medium term growth characteristics of our selected markets are unchanged, although the scale and pace of future growth will of course be determined by our assessment of the economic conditions that prevail and the market opportunities that arise.

In IBIM, we have been developing business in the areas where we have been geographically under-represented over the years - particularly in Asia and the United States. The US accounts today for some 40% of the income in the global financial services industry. Our presence in the United States has increased significantly from the Lehman Brothers North American businesses acquisition. Meanwhile, we are investing to make global businesses of the platforms in equities and mergers and acquisitions in the United States that we acquired through the Lehmans transaction.

Looked at in the context of the Group as a whole, 51% of our first half income was generated outside the United Kingdom (2008: 47%), and it is a strategic priority for us to grow that percentage further in the future.

If we look at the shape of the Group by business line, the Lehman acquisition, the sale of Barclays Global Investors, and the impact on GRCB's profits made by the compression of liability margins and rising impairment, will skew the relative contribution of investment banking for a period of time. But our intention continues to be that, over time and in circumstances where Barclays Capital continues to grow, about two-thirds of the Group's profits will come from GRCB and Barclays Wealth.

Goals

Our economic profit goal for the period 2008 through to 2011 is unlikely to be met, principally because of the increased regulatory capital requirements that were introduced at the end of last year.

Our output goal remains unchanged; it is to produce top quartile total returns for shareholders (TSR) over time. I am pleased to report - not least because we recognise how difficult an experience the owners of our shares have had over the last two years - that we have been the best performing share across our international peer group for the first 6 months of this year.

The relative importance of the input goals which we must directly manage to achieve the output goal of top quartile TSR have changed, however. We believe that the returns to investors will be sensitive in the period ahead to items additional to economic profit, which has historically been our key input goal. These include balance sheet size and leverage; RWAs and return on RWAs; the level of Core Tier One capital; return on equity; our loan to deposit ratio; the differential between income growth and cost growth; and dividend payments. These are all areas that we will continue to manage carefully as inputs to our future TSR performance.

Within that list, our principal input goal is that our return on equity (ROE) will exceed our cost of equity (COE). In the short term, that requires ensuring that the ROE at least achieves COE, so this is the way in which we will judge our performance over the period between now and the end of 2010. In the medium term, a ROE at the rate only of COE is inadequate and we will seek to ensure that the former materially exceeds the latter.

Dividend

We intend to resume dividend payments before the end of 2009. As announced at the Annual General Meeting, it will be our policy to pay cash dividends on a quarterly basis. For the second half of 2009 we intend to make an interim cash payment in December, with a final cash dividend for the year being declared in February 2010 and paid in March. Looking forward, we intend to maintain strong capital ratios. We therefore expect that the proportion of profits after tax distributed through dividends will be significantly lower than the 50% level which was maintained in recent years.

H2 2009 Trading

The trends that lie behind our operating performance in the first half of this year were again observable in July. We are realistic about just how difficult the environment is, and will remain, but we are committed to delivering another year of solid profitability through our continued emphasis on serving our customers and clients.

Conclusion

Notwithstanding the tumultuous events of the last two years, we have remained independent and profitable. It has been a humbling experience but we have been able to strengthen our balance sheet and have continued to invest to broaden our business base. We are a British company with an increasingly international footprint and earnings base. Our strategy has helped us weather the crisis and we want our employees, customers and shareholders alike to continue to benefit from it over time.

John Varley, Group Chief Executive

Group Finance Director's Review

Group Performance

Barclays delivered profit before tax of £2,984m in the first half of 2009, an increase of 8% on 2008. This was after absorbing a further £4,677m of gross losses on credit market exposures (including impairment of £1,170m) and other Group impairment of £3,386m, and £1,192m of gains on debt buy-backs and extinguishment which more than offset a charge of £893m relating to the tightening of own credit spreads.

Income grew 37% to £16,253m. Growth was particularly strong in Barclays Capital, Barclaycard and a number of the international businesses within Global Retail and Commercial Banking (GRCB). Within GRCB however, the momentum of income growth is slowing as the impact of margin compression on deposit income resulting from very low absolute levels of interest rates takes effect and as we have slowed the rate of growth in distribution points across the business. Within Barclays Capital reported income is up 79% compared to the first half of 2008 reflecting the impact of the successful integration of the acquired Lehman Brothers North American businesses and as buoyant market conditions observed across most financial markets in the first quarter of 2009 continued through the second quarter. Barclays Capital also experienced losses of £3,507m relating to credit market exposures held in its trading books, with a marked deterioration in valuations in monolines and commercial real estate in the US and Europe having a notable impact. In addition a charge of £893m relating to own credit on issued structured notes was recognised as credit spreads tightened.

Impairment charges of £4,556m increased 86% on the first half of 2008. These charges included £1,170m against credit market exposures within Barclays Capital. Wholesale impairment charges increased significantly in the corporate loan books of both Barclays Commercial Bank and in Barclays Capital as corporate credit conditions worsened sharply. In UK Retail Banking impairment increased mainly in Consumer Lending as unemployment continued to rise. UK mortgage impairment charges remained relatively low. Loan loss rates continued to rise at Barclaycard, up to 6.8% across our UK books and 9.8% across our US books for the first half on an annualised basis. Significant impairment growth in our Global Retail and Commercial Banking businesses in Western Europe, Absa and Emerging Markets impacted the retail segments in these markets in particular and also our commercial property and SME portfolios in Spain. The loan loss rate for the period was 144 basis points when measured against constant year-end loans and advances balances and impairment at average 2008 foreign exchange rates.

Operating expenses increased 30% to £8,747m. Much of this increase related to prior year growth across our distribution network in GRCB and the Lehman Brothers North American businesses expansion at Barclays Capital. Overall costs across GRCB increased 13%. Adjusting for the non-recurrence of gains from the sale of property, costs across GRCB increased 10% reflecting higher pension costs, growth in the distribution network and new operations in Western Europe and Emerging Markets including entry into Russia, Pakistan and Indonesia. The number of full-time employees across the GRCB businesses decreased 5% over the period. Within Barclays Capital the cost:net income ratio of 75% improved two percentage points relative to the prior year. Expenses in Barclays Global Investors decreased 5% in Sterling terms due to recovery on certain liquidity support charges partially offset by exchange rate moves and deal costs related to the planned disposal of iShares of £106m. The Group cost:income ratio improved three percentage points to 54%. Staff numbers fell 5% to 145,200 (31st December 2008: 152,800).

Business Performance - Global Retail and Commercial Banking

UK Retail Banking profit before tax decreased 61% to £268m in a challenging economic environment. Income was down 8% reflecting the impact of margin compression net of hedges, partially offset by excellent growth in Home Finance and good growth in Consumer Lending. Total loans and advances to customers increased £1.7bn. Gross new mortgage lending was £6.0bn and net new mortgage lending was £2.2bn in a market which grew £1.1bn on a net basis. The average loan to value ratio of the mortgage book was 44%. Impairment charges increased 63% due to the deteriorating economic environment and growth in assets. Operating expenses increased 6% reflecting non-recurrence of gains from the sale of property and increased pension costs.

Barclays Commercial Bank profit before tax decreased 42% to £404m as economic conditions remained challenging. Income growth of 5% principally reflected continued momentum from net fees and commissions and a gain of £83m from the repurchase of securitised debt issued. Total loans and advances decreased 7%, in part due to net reduction by customers in their overdraft borrowings. New term lending extended to customers was £7.4bn. Operating expenses were tightly controlled with an increase of 9% driven by increased pension costs and lower gains on the sale of property. Impairment charges increased to £467m reflecting the impact of the UK recession with rising default rates and falling asset values across all business segments.

Barclaycard  profit before tax increased 1% to £391m. Income growth of 42% reflected strong growth across the portfolios driven by increased lending and improved margins as a result of lower funding rates. Costs increased 10% reflecting growth due to acquisitions made in 2008. Impairment charges increased 92% due to the deteriorating global economic environment with growth in charges across both the international and UK businesses including the impact of the acquisition of Goldfish. The cost:income ratio in the business improved ten percentage points to 35%.

Global Retail and Commercial Banking - Western Europe profit before tax fell 73% to £31m. Results included Barclays Russia which incurred a loss of £35m. Income grew 38% as the expanded network continued to mature with average customer assets over the period increasing 32% to £51.1bn. Costs increased 31% reflecting the expansion of the Portuguese and Italian networks, the addition of Barclays Russia, restructuring charges of £24m and reduced gains from the sale of property. Impairment charges increased £198m to £301m, largely driven by deteriorating trends in Spain which led to losses in property-related commercial banking exposures and credit cards.

Global Retail and Commercial Banking - Emerging Markets loss before tax of £86m compared to a profit of £52m for the same period in 2008 but included strong income growth across Africa. Income increased 29% with significant growth across established markets in Africa, India and UAE. Impairment charges increased £147m to £213m with marked increases in the retail segment, particularly in India and UAE, as a result of rising unemployment. Operating expense growth of 43% reflected continued investment in infrastructure across new and existing markets.

Global Retail and Commercial Banking - Absa profit before tax decreased 17% to £248m. Income growth of 15% was driven by solid balance sheet growth, the appreciation in the average value of the Rand against Sterling and higher fees and commissions. Operating expenses increased 6%, well below the rate of inflation. This led to a five percentage point improvement in the cost:income ratio to 55%. Impairment charges rose £170m to £295m as a result of higher delinquency levels in the retail portfolios reflecting high consumer indebtedness.

Business Performance - Investment Banking and Investment Management

Barclays Capital profit before tax increased 100% to £1,047m as a result of a very strong performance in the underlying business, including the impact of the Lehman Brothers North American businesses acquisition, partially offset by a charge of £893m relating to own credit (2008: £852m gain). Top-line income more than doubled to over £10bn reflecting excellent results particularly in Fixed Income, Currency and Commodities (FICC), which benefited from client flows and wider spreads. Contribution from Equities and Prime Services increased significantly and Investment Banking (by which we mean advisory businesses and equity and debt underwriting) delivered net income of over £1bn. Operating expenses were 89% higher than 2008 due to the inclusion of the acquired Lehman Brothers North American businesses. Total assets reduced 30% driven by initiatives to reduce derivative, trading portfolio and lending portfolio balances, as well as the appreciation of Sterling against other currencies.

Barclays Global Investors profit before tax increased 4% to £276m. Income fell 2% to £963m due to lower management and incentive fees partially offset by increased net interest revenue. Operating expenses decreased 5% with a recovery on certain liquidity support charges being partially offset by exchange rate movements and deal costs of £106m related to the termination of CVC Capital Partners' proposed purchase of the iShares business. Total assets under management were US$1,678bn, reflecting net new assets of US$108bn, favourable exchange rate movements of US$50bn and positive market moves of US$25bn.

Barclays Wealth profit before tax reduced 59% to £75m principally as a result of the period-on-period effect of the sale of the closed life assurance business in 2008 and the acquisition of Lehman Brothers North American businesses (Barclays Wealth Americas). Income reduced 6%. Excluding the impact of the acquisition and sale, income was in line with 2008 with growth initiatives offset by the impact of reduced interest rates on interest income and lower annuity and transactional fee income as a result of falls in equity markets. Operating expenses grew by 12% principally reflecting the net impact of the acquisition and sale. Client assets remained broadly stable from the year end position after adjusting for the impact of exchange rate movements and a small net outflow in Barclays Wealth Americas.

Business Performance - Head Office Functions and Other Operations

Head Office Functions and Other Operations  profit before tax was £330m, an improvement of £792m compared to the same period in 2008. The increase was the result of gains on debt extinguishment of £1,109m partially offset by increased costs in central funding activity due to money market dislocation, in particular LIBOR resets. Costs were in line with the prior year and included £37m for Barclays contribution to the UK Financial Services Compensation Scheme for the period.

Balance Sheet and Capital Management

Shareholders' Equity

Shareholders' equity, including minority interests, increased 3% to £48.7bn over the first half of 2009 and has increased over 48% since June 2008. The main driver for the increase in 2009 was profit after tax of £2.3bn.

Capital Management

At 30th June 2009, on a Basel II basis, our Core Tier 1 ratio was 7.1%, our pro forma Core Tier 1 ratio was 8.8% and our Tier 1 ratio was 10.5%. Capital ratios reflect a 6% decrease in risk weighted assets to £406bn over the first half of 2009. This was driven by the combined impacts on risk weighted assets of the strengthening of Sterling and management actions across all businesses to manage balance sheet growth. The ratios significantly exceed the minimum levels established by the FSA.

We continue to expect a single digit percentage rate of risk weighted asset growth annually through the cycle.

We expect to maintain our Core Tier 1 and Tier 1 ratios at levels which significantly exceed the minimum requirements of the FSA for the duration of the current period of financial and economic stress.

Balance Sheet

Our total assets decreased by £508bn to £1,545bn over the first half of 2009. There was a decrease of 8% in total assets due primarily to favourable moves in exchange rates. £429bn was attributable to a decrease in derivative assets. Loans and advances decreased by £44.8bn to £464.7bn over the period principally due to a decrease in the cash collateral held against derivative trades and the increase in the value of Sterling relative to other currencies.

Balances attributable to derivative assets and liabilities would be £506.8bn (31st December 2008: £917.1bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which we hold cash collateral.

Our assets and liabilities also include amounts held under investment contracts with third parties of a further £66.0bn as at 30th June 2009 (31st December 2008: £69.2bn). These constitute asset management products offered to institutional pension funds which are required to be recognised as financial instruments. Changes in value in these assets are entirely to the account of the beneficial owner of the asset.

Excluding these items, settlement balances, goodwill and intangible assets, our adjusted total tangible assets were £927.1bn at 30th June 2009 (31st December 2008: £1,026.5bn). On this basis we define adjusted gross leverage, being the multiple of adjusted total tangible assets over total qualifying Tier 1 capital. At 30th June 2009 adjusted gross leverage was 22x (31st December 2008: 28x).

On a pro forma basis taking account of the capital benefit expected to result from the completion of the sale of BGI, our adjusted gross leverage would be 20x.

Foreign Currency Translation

Assets and risk weighted assets were affected by the increase in value of Sterling relative to other currencies during the first half of 2009. As at 30th June 2009, the US Dollar and the Euro had both depreciated 11% relative to Sterling. We estimate that currency movements contributed to a reduction of £20bn in risk weighted assets.

Our hedging strategy in respect of net investments in foreign currencies is designed to mitigate the impact of such movements on our capital ratios. In this regard, our Core Tier 1 and Tier 1 capital ratios are currently hedged to approximately 90%, 30% and 100% of the movements in US Dollar, Euro and South African Rand respectively against Sterling.

The currency translation reserve decreased by £1.8bn to £1.0bn over the first half of 2009. This reflected foreign exchange movements in foreign currency net investments which are largely economically hedged through preference share capital (denominated in US Dollars and Euros) that is not revalued for accounting purposes.

Outlook

We expect the remainder of 2009 to be challenging, with continuing recessions in many of the economies in which we are represented. In the first half of 2009 our profits were reduced by the impacts of substantial gross credit market losses and impairment. For the remainder of 2009, we expect credit market losses to be lower than in the first half but impairment trends to be consistent with those experienced over the first half.

Official interest rates in the UK and elsewhere have reduced significantly in response to the continuing recession. This has had and will continue to have the impact of substantially reducing the spread generated on our retail and commercial banking liabilities, particularly in the UK. We expect this to continue while interest rates are low. The impact on Barclays will be reduced to an extent by our interest rate hedges, which we expect to mitigate around 50% of the second half impact of low interest rates on our liabilities margin. As well as interest rate reductions, governments in the UK and elsewhere have taken significant measures to assist borrowers and lenders. We expect the combined impact of these measures and the lower interest rate environment to be positive for the economy in time.

Chris Lucas, Group Finance Director

Summary Income Statement

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.09	31.12.08	30.06.09
	£m	£m	£m
Net interest income	5,722	6,299	5,170
Net fee and commission income	5,078	4,493	3,914

Net trading income/(loss)	4,099	(455)	1,784
Net investment (loss)/income	(129)	335	345
Principal transactions	3,970	(120)	2,129

Net premiums from insurance contracts	602	522	568
Other income	1,302	214	163
Total income	16,674	11,408	11,944

Net claims and benefits incurred on insurance contracts	(421)	(136)	(101)
Total income net of insurance claims	16,253	11,272	11,843
Impairment charges and other credit provisions	(4,556)	(2,971)	(2,448)
Net income	11,697	8,301	9,395

Operating expenses	(8,747)	(7,613)	(6,753)

Share of post-tax results of associates and joint ventures	13	(9)	23
Profit on disposal of subsidiaries, associates and joint ventures	21	327	-
Gains on acquisitions	-	2,317	89
Profit before tax	2,984	3,323	2,754
Tax	(646)	(170)	(620)
Profit after tax	2,338	3,153	2,134

Attributable to
Minority interests	450	489	416
Equity holders of the parent	1,888	2,664	1,718
	2,338	3,153	2,134
Earnings per Share
Basic earnings per ordinary share	17.5p	32.3p	27.0p
Diluted earnings per ordinary share	17.1p	31.3p	26.2p

The Summary Income Statement and Summary Balance Sheet include the result of BGI and can be reconciled to the Consolidated Interim Financial Statements on page 82 onwards by excluding the result of BGI's discontinued business per the reconciliation on page 29

Summary Balance Sheet

	As at	As at	As at
Assets	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Trading portfolio assets	153,973	185,637	177,628
Financial assets designated at fair value:
- held on own account	43,797	54,542	46,697
- held in respect of linked liabilities to customers under investment contracts	63,275	66,657	79,486
Derivative financial instruments	556,045	984,802	400,009
Loans and advances to banks	52,944	47,707	54,514
Loans and advances to customers	411,804	461,815	395,467
Available for sale financial investments	66,799	64,976	42,765
Reverse repurchase agreements and cash collateral on securities borrowed	144,978	130,354	139,955
Goodwill	7,599	7,625	6,932
Intangible assets	2,547	2,777	1,200
Other assets	41,577	46,088	21,001
Total assets	1,545,338	2,052,980	1,365,654

	As at	As at	As at
Liabilities	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Deposits from banks	105,776	114,910	89,944
Customer accounts	319,101	335,505	319,281
Trading portfolio liabilities	44,737	59,474	56,040
Financial liabilities designated at fair value	64,521	76,892	86,162
Liabilities to customers under investment contracts	66,039	69,183	80,949
Derivative financial instruments	534,966	968,072	396,357
Debt securities in issue	142,263	149,567	115,739
Repurchase agreements and cash collateral on securities lent	175,077	182,285	146,895
Other liabilities	44,171	49,681	41,465
Total liabilities	1,496,651	2,005,569	1,332,832

Shareholders' Equity
Shareholders' equity excluding minority interests	37,699	36,618	22,289
Minority interests	10,988	10,793	10,533
Total shareholders' equity	48,687	47,411	32,822

Total liabilities and shareholders' equity	1,545,338	2,052,980	1,365,654

The Summary Income Statement and Summary Balance Sheet include the result of BGI and can be reconciled to the Consolidated Interim Financial Statements on page 82 onwards by excluding the result of BGI's discontinued business per the reconciliation on page 29

Results by Business

UK Retail Banking

	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Net interest income	1,315	1,543	1,453
Net fee and commission income	613	660	639
Net premiums from insurance contracts	107	102	103
Other income	7	17	-
Total income	2,042	2,322	2,195
Net claims and benefits incurred under insurance contracts	(35)	(16)	(19)
Total income net of insurance claims	2,007	2,306	2,176
Impairment charges and other credit provisions	(469)	(314)	(288)
Net income	1,538	1,992	1,888

Operating expenses excluding amortisation of intangible assets	(1,253)	(1,304)	(1,195)
Amortisation of intangible assets	(19)	(13)	(7)
Operating expenses	(1,272)	(1,317)	(1,202)

Share of post-tax results of associates and joint ventures	2	4	4
Profit before tax	268	679	690

Balance Sheet Information
Loans and advances to customers at amortised cost	£96.1bn	£94.4bn	£89.1bn
Customer accounts	£91.5bn	£89.6bn	£88.4bn
Total assets	£102.6bn	£101.4bn	£96.3bn

Performance Ratios
Return on average economic capital [1]	11%	24%	28%
Cost:income ratio [1]	63%	57%	55%
Cost:net income ratio [1]	83%	66%	64%

Other Financial Measures
Economic (loss)/profit [1]	(£62m)	£309m	£324m
Risk weighted assets	£31.7bn	£30.5bn	£31.7bn

Key Facts
Number of UK current accounts [2]	11.4m	11.7m	11.5m
Number of UK savings accounts	13.0m	12.0m	11.7m
Number of UK mortgage accounts	824,000	816,000	786,000
Number of Local Business customers	672,000	660,000	653,000
Number of branches	1,720	1,724	1,733
Number of ATMs	3,414	3,455	3,336

1    Defined on pages 122 to 123.

2    Number of accounts at 30th June 2009 is after a reduction of 0.6m due to the closure of dormant accounts.

UK Retail Banking

In a challenging economic environment UK Retail Banking profit before tax decreased 61% (£422m) to £268m (2008: £690m), impacted by the current low interest rates resulting in margin compression on the deposit book, increased impairment charges, the non-recurrence of gains from the sale of property and higher pension costs.

The number of savings accounts increased 8% to 13.0m (31st December 2008: 12.0m), mortgage accounts increased 8,000 to 824,000 (31st December 2008: 816,000). Local Business customer numbers increased 12,000 to 672,000 (31st December 2008: 660,000) and there was gross new lending of £561m. Total loans and advances to customers increased £1.7bn to £96.1bn (31st December 2008: £94.4bn).

Income decreased 8% (£169m) to £2,007m (2008: £2,176m) reflecting the impact of margin compression, which more than offset excellent growth in Home Finance and good growth in Consumer Lending.

Net interest income decreased 9% (£138m) to £1,315m (2008: £1,453m) driven by margin compression of £381m on liabilities after taking into account gains on product hedges implemented to protect income on current accounts and managed rate deposits. This was partially offset by increases in asset driven net interest income. Total average customer deposit balances increased 3% to £88.5bn (2008: £85.7bn), reflecting solid growth in Personal Customer Current Account and Savings balances. The average liabilities margin declined to 1.26% (2008: 2.12%) reflecting reductions in UK base rates.

Average mortgage balances grew 13%, reflecting positive net lending. Mortgage balances were £84.4bn at the end of the period (31st December 2008: £82.3bn), a market share of 7% (2008: 7%). Gross advances reduced to £6.0bn (2008: £12.7bn) reflecting a continued conservative approach to lending, with redemptions of £3.8bn (2008: £5.6bn). Net new mortgage lending was £2.2bn (2008: £7.1bn), in a market of £1.1bn (2008: £26.3bn). The average loan to value ratio of the mortgage book (including buy-to-let) on a current valuation basis was 44% (2008: 40%). The average loan to value ratio of new mortgage lending was 46% (2008: 47%). The assets margin increased to 1.43% (2008: 1.09%) reflecting increased returns from mortgages and consumer loans.

Net fee and commission income decreased 4% (£26m) to £613m (2008: £639m) reflecting reduced income from mortgage application and redemption fees.

Impairment charges increased 63% (£181m) to £469m (2008: £288m), reflecting lower expectations for recoveries in line with the current economic environment and growth in customer assets of 8%. Impairment charges within Consumer Lending increased 54% to £284m (2008: £185m) and mortgage impairment charges remained relatively low at £35m (2008: £1m). Total impairment charges represented 0.98% (2008: 0.65%) of total loans and advances to customers.

Operating expenses increased 6% (£70m) to £1,272m (2008: £1,202m) reflecting the non-recurrence of gains from the sale of property of £65m and increased costs relating to pensions. Excluding these items, costs reduced 4% reflecting continued active cost management, including further back office consolidation and process efficiencies.

Total assets increased 1% to £102.6bn (31st December 2008: £101.4bn) driven by net new mortgage lending of £2.2bn. Risk weighted assets increased 4% (£1.2bn) to £31.7bn (31st December 2008: £30.5bn) reflecting growth in asset balances and impact of the current economic environment.

Barclays Commercial Bank

	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Net interest income	857	883	874
Net fee and commission income	475	464	397

Net trading (loss)/income	-	(1)	4
Net investment (loss)/income	(26)	11	8
Principal transactions	(26)	10	12

Other income	107	39	66
Total income	1,413	1,396	1,349
Impairment charges and other credit provisions	(467)	(266)	(148)
Net income	946	1,130	1,201

Operating expenses excluding amortisation of intangible assets	(533)	(554)	(494)
Amortisation of intangible assets	(9)	(11)	(4)
Operating expenses	(542)	(565)	(498)

Share of post-tax results of associates and joint ventures	-	(1)	(1)
Profit before tax	404	564	702

Balance Sheet Information
Loans and advances to customers at amortised cost	£62.5bn	£67.5bn	£67.5bn
Loans and advances to customers at amortised cost and at fair value	£74.5bn	£80.5bn	£76.0bn
Customer accounts	£56.8bn	£60.6bn	£61.3bn
Total assets	£77.6bn	£84.0bn	£81.0bn

Performance Ratios
Return on average economic capital [1]	17%	24%	28%
Cost:income ratio [1]	38%	40%	37%
Cost:net income ratio [1]	57%	50%	41%

Other Financial Measures
Economic profit [1]	£64m	£239m	£305m
Risk weighted assets	£61.5bn	£63.1bn	£58.6bn

Key Fact
Total number of customers	79,600	81,200	83,200

1    Defined on page 122 to 123.

Barclays Commercial Bank

Barclays Commercial Bank profit before tax decreased 42% (£298m) to £404m   (2008: £702m) in a challenging economic environment. Income benefited from continued momentum from net fees and commissions and a gain of £83m from the repurchase of securitised debt issued. 2008 included a £42m gain from restructuring of Barclays interest in a third party finance operation. This was more than offset by a significant increase in impairment resulting from the impact of the UK recession with rising default rates and falling asset values.

Income grew 5% (£64m) to £1,413m (2008: £1,349m).

Net interest income fell 2% (£17m) to £857m (2008: £874m). Although there was good growth in average lending of 10% (£5.8bn) to £64.9bn (2008: £59.0bn) reflecting the continued commitment to lend to viable businesses, income from deposits was affected by margin compression of £83m resulting from the fall in base rate. Average customer accounts grew £0.5bn to £47.8bn (2008: £47.3bn) and the deposit margin declined to 1.18% (2008: 1.48%) reflecting the sharp year on year fall in UK base rates. The assets margin increased 2 basis points to 1.62% (2008: 1.60%) reflecting a slight increase in term loan margins.

Non-interest income increased to 39% of total income (2008: 35%) partly reflecting continued focus on cross sales, impacts of new initiatives and efficient balance sheet utilisation. Net fee and commission income increased 20% (£78m) to £475m (2008: £397m), driven by strong debt fees and an increase in customer demand for risk management solutions in particular derivative sales and foreign exchange income.

Principal transactions income decreased £38m to a loss of £26m (2008: profit of £12m), impacted by investment writedowns and fewer opportunities for equity realisations in the current market.

Other income of £107m (2008: £66m) included income from the repurchase of securitised debt issued of £83m (2008: £7m) and rental income from operating leases of £18m (2008: £11m). Prior year income included a £42m gain from restructuring of Barclays interest in a third party finance operation.

Impairment charges rose to £467m (2008: £148m), primarily reflecting the impact of the economic recession across Larger and Medium businesses with pressures on corporate liquidity, falling asset values and rising default rates. Impairment as a percentage of period-end loans and advances to customers and banks increased to 1.43% (2008: 0.42%).

Operating expenses were tightly controlled and increased 9% (£44m) to £542m (2008: £498m) as a result of increased pension costs and the non-recurrence of gains on the sale of property. Excluding these items costs remained flat.

Total assets fell 8% to £77.6bn (31st December 2008: £84.0bn) driven by reduced customer overdraft borrowings and lower volumes in Barclays Asset and Sales Finance (BASF). New term lending extended to customers was £7.4bn. Risk weighted assets fell 3% (£1.6bn) to £61.5bn (31st December 2008: £63.1bn) largely reflecting the reduction in assets and currency movements.

Barclaycard

	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Net interest income	1,357	999	787
Net fee and commission income	620	715	584

Net trading income	1	1	1
Net investment income	20	64	16
Principal transactions	21	65	17

Net premiums from insurance contracts	21	26	18
Other income	1	1	18
Total income	2,020	1,806	1,424
Net claims and benefits incurred under insurance contracts	(11)	(5)	(6)
Total income net of insurance claims	2,009	1,801	1,418
Impairment charges and other credit provisions	(915)	(620)	(477)
Net income	1,094	1,181	941

Operating expenses excluding amortisation of intangible assets	(671)	(747)	(614)
Amortisation of intangible assets	(37)	(34)	(27)
Operating expenses	(708)	(781)	(641)

Share of post-tax results of associates and joint ventures	2	(2)	(1)
Profit on disposal of subsidiaries, associates and joint ventures	3	-	-
Gain on acquisition	-	3	89
Profit before tax	391	401	388

Balance Sheet Information
Loans and advances to customers at amortised cost	£26.0bn	£27.4bn	£22.1bn
Total assets	£29.5bn	£30.9bn	£24.3bn

Performance Ratios
Return on average economic capital [1]	16%	23%	22%
Cost:income ratio [1]	35%	43%	45%
Cost:net income ratio [1]	65%	66%	68%

Other Financial Measures
Economic profit [1]	£41m	£188m	£147m
Risk weighted assets	£26.9bn	£27.3bn	£22.8bn

Key Facts
Number of Barclaycard UK customers	11.9m	11.7m	11.9m
UK credit cards - average outstanding balances	£10.5bn	£10.4bn	£9.3bn
UK credit cards - average extended credit balances	£8.5bn	£8.5bn	£7.5bn
Number of Barclaycard International customers	11.8m	11.6m	8.1m
International - average outstanding balances	£9.9bn	£7.8bn	£5.1bn
International - average extended credit balances	£8.1bn	£6.3bn	£4.2bn
Secured lending - average outstanding loans	£4.6bn	£4.8bn	£4.7bn
Number of retailer relationships	88,000	89,000	93,000

1    Defined on page 122 to 123.

Barclaycard

Barclaycard profit before tax increased 1% (£3m) to £391m (2008: £388m) reflecting a resilient performance in challenging market conditions. Strong income growth across the portfolio, driven by increased lending, improved margins and foreign exchange gains, was offset by higher impairment charges, driven by the deterioration in the global economy and increased operating expenses, due to acquisitions in 2008. 2008 results include a gain on acquisition net of restructuring expenses relating to the purchase of Goldfish, and a gain on a portfolio sale in the US. Excluding these items profit growth would be 17%.

Income growth of 42% (£591m) to £2,009m (2008: £1,418m) reflected strong growth across the portfolios through acquisitions, lower funding rates, and the appreciation of the average values of the US dollar and the Euro against Sterling.

Net interest income increased 72% (£570m) to £1,357m (2008: £787m) driven by strong growth in international average extended credit card balances, up 93% to £8.1bn (2008: £4.2bn), and lower funding rates as margins improved to 9.06% (2008: 6.77%).

Net fee and commission income increased 6% (£36m) to £620m (2008: £584m) with growth in Barclaycard International offset by lower volumes in FirstPlus.

Principal transactions of £21m (2008: £17m) included a £20m gain from the sale of MasterCard shares (2008: £16m).

Other income in 2008 included a £18m gain on the sale of a portfolio in the US.

Impairment charges increased £438m (92%) to £915m (2008: £477m) reflecting higher charges in Barclaycard International portfolios, particularly Barclaycard US which was driven by loan growth and higher delinquency due to deteriorating economic conditions. Impairment in the international markets was adversely affected by the appreciation of the average values of the US Dollar and the Euro gaining against Sterling. UK portfolio charges were higher as a result of rising delinquency and the inclusion of Goldfish in UK Cards.

Operating expenses increased 10% (£67m) to £708m (2008: £641m), due to growth in the portfolios including the acquisitions made in the UK, US and South Africa in 2008, and the depreciation of the average value of Sterling against the US Dollar and the Euro. Costs in 2008 include £54m of restructuring relating to the Goldfish acquisition.

The purchase of Goldfish resulted in a gain on acquisition of £89m in 2008.

Barclaycard International profit before tax decreased 41% to £59m (2008: £100m). Strong income growth driven by higher average extended credit balances was more than offset by impairment growth and increased operating expenses. International customers grew by 3.7m (46%) to 11.8m, primarily in the second half of 2008, including a 36% increase in the US, as scale continued to be built across the portfolios.

Total assets decreased 5% to £29.5bn (31st December 2008: £30.9bn) reflecting the appreciation of Sterling against the US Dollar and Euro, the decision to stop writing new business in FirstPlus and tighter lending criteria. Risk weighted assets decreased 1% (£0.4bn) to £26.9bn (31st December 2008: £27.3bn) reflecting the appreciation of Sterling and lower secured lending balances in FirstPlus.

Global Retail and Commercial Banking - Western Europe

	Half Year Ended	Half Year [3] Ended	Half Year Ended
Income Statement Information	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Net interest income	621	497	378
Net fee and commission income	210	199	190

Net trading (loss)/income	(6)	(18)	11
Net investment income	64	109	52
Principal transactions	58	91	63

Net premiums from insurance contracts	289	169	183
Other income	8	34	16
Total income	1,186	990	830
Net claims and benefits incurred under insurance contracts	(300)	(176)	(189)
Total income net of insurance claims	886	814	641
Impairment charges and other credit provisions	(301)	(194)	(103)
Net income	585	620	538

Operating expenses excluding amortisation of intangible assets	(535)	(524)	(417)
Amortisation of intangible assets	(19)	(13)	(6)
Operating expenses	(554)	(537)	(423)

Gain on acquisition	-	52	-
Profit before tax	31	135	115

Balance Sheet Information
Loans and advances to customers at amortised cost	£49.0bn	£53.9bn	£41.1bn
Customer accounts	£16.5bn	£15.6bn	£11.4bn
Total assets	£59.9bn	£65.5bn	£51.5bn

Performance Ratios
Return on average economic capital [1]	1%	11%	26%
Cost:income ratio [1]	63%	66%	66%
Cost:net income ratio [1]	95%	87%	79%

Other Financial Measures
Economic (loss)/profit [1,2]	(£162m)	£22m	£133m
Risk weighted assets	£30.1bn	£37.0bn	£29.1bn

Key Facts
Number of customers	2.5m	2.5m	2.0m

Number of branches	1,029	997	881
Number of sales centres	192	184	108
Number of distribution points	1,221	1,181	989

1    Defined on page 122 to 123.

2    H1 2008 includes £139m release of a deferred tax liability.

3    H2 2008 figures have been restated to include Barclays Russia.

Global Retail and Commercial Banking - Western Europe

Global Retail and Commercial Banking - Western Europe profit before tax fell by 73% (£84m) to £31m (2008: £115m). The results include an operating loss before tax of £35m related to Barclays Russia and restructuring charges of £24m largely concentrated in Spain. All businesses traded profitably except for Barclays Russia which experienced a sharp increase in Rouble funding costs in the first quarter. Profit before tax was favourably impacted by the 15% appreciation in the average value of the Euro against Sterling.

Income increased across all countries improving 38% (£245m) to £886m (2008: £641m) as a result of the significant expansion in the distribution network in 2007 and 2008. The number of distribution points increased 40 to 1,221 (31st December 2008: 1,181).

Net interest income increased 64% (£243m) to £621m (2008: £378m). The increase was principally driven by strong growth in average customer assets of 32% to £51.1bn (2008: £38.7bn) and higher average margins on assets of 1.29% (2008: 1.13%). Average customer liabilities saw strong growth of 55% to £14.9bn (2008: £9.6bn), however the interest rate environment contributed to margin compression with the average liabilities margin declining to 0.68% (2008: 1.29%).

Net fee and commission income, predominantly generated from asset management and insurance product lines, increased 11% (£20m) to £210m (2008: £190m), benefiting from the recent recovery in global equity markets.

Principal transactions fell 8% (£5m) to £58m (2008: £63m), in part due to the non-recurrence of the gain on the sale of shares in MasterCard (2008: £17m).

Impairment charges increased £198m to £301m (2008: £103m), principally due to higher impairment in Spain on the commercial property, construction and SME portfolios and the Spanish cards business.

Operating expenses increased 31% (£131m) to £554m (2008: £423m) due to the continued expansion of the Italian and Portuguese networks, the addition of Barclays Russia, restructuring charges of £24m and lower gains from the sale of property of £8m (2008: £37m). The cost income ratio improved three percentage points to 63% (2008: 66%).

Total assets decreased 9% to £59.9bn (31 December 2008: £65.5bn) principally due to the depreciation in the Euro against Sterling. Risk weighted assets decreased 19% (£6.9bn) to £30.1bn (31st December 2008: £37.0bn) driven by active management, the migration of key retail mortgage portfolios onto the advanced credit risk approach and the depreciation of the Euro against Sterling.

On 25th June 2009, Barclays and CNP Assurances SA (CNP) agreed to establish a long-term life insurance joint venture in Spain, Portugal and Italy. Barclays will sell a 50 per cent stake in Barclays Vida y Pensiones Compania de Seguros, Barclays Iberian life insurance and pensions subsidiary, to CNP. CNP will pay Barclays an upfront cash consideration of approximately €140m (£120m) on completion and an additional consideration up to a maximum of €450m (£385m) over a period of 12 years, dependent on the achievement of certain targets. The transaction is expected to complete in the second half of 2009, subject to regulatory approval.

Global Retail and Commercial Banking - Emerging Markets

	Half Year Ended	Half Year [2] Ended	Half Year Ended
Income Statement Information	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Net interest income	383	346	251
Net fee and commission income	113	121	96

Net trading income	31	46	42
Net investment income	1	74	17
Principal transactions	32	120	59

Other income	1	(3)	4
Total income	529	584	410
Impairment charges and other credit provisions	(213)	(99)	(66)
Net income	316	485	344

Operating expenses excluding amortisation of intangible assets	(417)	(395)	(290)
Amortisation of intangible assets	(2)	(1)	(2)
Operating expenses	(419)	(396)	(292)

Profit on disposal of subsidiaries, associates and joint ventures	17	-	-
(Loss)/profit before tax	(86)	89	52

Balance Sheet Information
Loans and advances to customers at amortised cost	£7.4bn	£9.7bn	£6.7bn
Customer accounts	£7.7bn	£9.3bn	£7.1bn
Total assets	£11.2bn	£13.9bn	£11.0bn

Performance Ratios
Return on average economic capital [1]	(13%)	13%	5%
Cost:income ratio [1]	79%	68%	71%
Cost:net income ratio [1]	133%	82%	85%

Other Financial Measures
Economic (loss)/profit [1]	(£174m)	£19m	(£21m)
Risk weighted assets	£11.3bn	£14.6bn	£12.1bn

Key Facts
Number of customers	3.9m	3.8m	2.9m

Number of branches	512	500	524
Number of sales centres	293	300	278
Number of distribution points	805	800	802

1    Defined on page 122 to 123.

2    H2 2008 figures have been restated to exclude Barclays Russia.

Global Retail and Commercial Banking - Emerging Markets

Global Retail and Commercial Banking - Emerging Markets made a loss before tax of £86m (2008: £52m profit). Strong income growth across all regions was offset by significantly increased retail impairment in India and UAE and the cost of investment in the new markets of Pakistan and Indonesia. Despite economic challenges, profit before tax in the established markets in Africa and the Indian Ocean increased £21m to £94m (2008: £73m).

Income increased 29% (£119m) to £529m (2008: £410m) as a result of business growth across most markets.

Net interest income increased 53% (£132m) to £383m (2008: £251m), driven by retail and commercial balance sheet growth in the second half of 2008 with average customer assets up 61% to £9.0bn (2008: £5.6bn) and customer deposits up 27% to £8.4bn (2008: £6.6bn).  The assets margin decreased 35 basis points to 4.75% (2008: 5.10%) reflecting higher funding costs. The liabilities margin increased 55 basis points to 2.44% (2008: 1.89%) driven by a change in the product mix and higher returns from funding assets.

Net fee and commission income increased 18% (£17m) to £113m (2008: £96m) primarily driven by growth in retail and commercial fee income.

Principal transactions decreased 46% (£27m) to £32m (2008: £59m) due to the non-recurrence of a gain from the sale of shares in MasterCard (2008: £14m) and lower foreign exchange income.

Impairment charges increased £147m to £213m (2008: £66m) mainly reflecting weakening delinquency trends, primarily across India and UAE due to the deteriorating credit environments and portfolio maturation especially across the retail sector.

Operating expenses increased 43% (£127m) to £419m (2008: £292m) reflecting continued investment in Pakistan and Indonesia and investment in infrastructure, people and the rollout of global platforms in existing markets.

Profit on disposal of subsidiaries, associates and joint ventures of £17m representing the sale of a 5% stake in the GRCB - Emerging Markets Botswana business.

Total assets decreased 19% (£2.7bn) to £11.2bn (31st December 2008: £13.9bn) driven by a realignment of lending strategy in light of the economic downturn. Risk weighted assets decreased 23% (£3.3bn) to £11.3bn (31st December 2008: £14.6bn) as the business managed down corporate and retail exposure in select markets in response to tighter global credit conditions, and the movements of Sterling against other currencies.

Global Retail and Commercial Banking - Absa

	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Net interest income	616	605	499
Net fee and commission income	434	414	348

Net trading (loss)/income	(12)	(71)	77
Net investment income	66	56	49
Principal transactions	54	(15)	126

Net premiums from insurance contracts	138	123	111
Other income	40	90	23
Total income	1,282	1,217	1,107
Net claims and benefits incurred under insurance contracts	(75)	(66)	(60)
Total income net of insurance claims	1,207	1,151	1,047
Impairment charges and other credit provisions	(295)	(222)	(125)
Net income	912	929	922

Operating expenses excluding amortisation of intangible assets	(639)	(652)	(603)
Amortisation of intangible assets	(26)	(26)	(24)
Operating expenses	(665)	(678)	(627)

Share of post-tax results of associates and joint ventures	-	2	3
Profit on disposal of subsidiaries, associates and joint ventures	1	1	-
Profit before tax	248	254	298

Balance Sheet Information
Loans and advances to customers at amortised cost	£34.1bn	£32.7bn	£28.5bn
Customer accounts	£18.0bn	£17.0bn	£13.1bn
Total assets	£42.6bn	£40.4bn	£34.2bn

Performance Ratios
Return on average economic capital [1]	10%	11%	18%
Cost:income ratio [1]	55%	59%	60%
Cost:net income ratio [1]	73%	73%	68%

Other Financial Measures
Economic (loss)/profit [1]	(£25m)	£28m	£42m
Risk weighted assets	£20.2bn	£18.8bn	£15.8bn

Key Facts
Number of retail customers	11.0m	10.4m	10.0m
Number of corporate customers	102,000	107,000	104,000
Number of ATMs	8,826	8,719	8,338

Number of branches	865	877	871
Number of sales centres	208	300	290
Number of distribution points	1,073	1,177	1,161

1    Defined on page 122 to 123.

Global Retail and Commercial Banking - Absa

Impact of Absa Group Limited on Barclays Results

Absa Group Limited profit before tax of R4,757m (2008: R7,617m), a decrease of 38%, is translated into Barclays results at an average exchange rate of R13.70/£ (2008: R15.15/£), an 11% appreciation in the average value of the Rand against Sterling. Consolidation adjustments reflected the amortisation of intangible assets of £26m (2008: £24m) and internal funding and other adjustments of £33m (2008: £71m). The resulting profit before tax of £288m (2008: £408m) is represented within Global Retail and Commercial Banking - Absa £248m (2008: £298m), Barclays Capital £6m (2008: £88m), Barclaycard £33m (2008: £22m) and Barclays Wealth £1m (2008: £nil).

Absa Group Limited's total assets were R754,312m (31st December 2008: R773,758m), a decline of 2%. This is translated into Barclays results at a period-end exchange rate of R12.73/£ (2008: R13.74/£).

Global Retail and Commercial Banking - Absa

Global Retail and Commercial Banking - Absa profit before tax decreased 17% (£50m) to £248m (2008: £298m) owing to challenging market conditions despite the 11% appreciation in the average value of the Rand against Sterling. Modest Rand income growth was offset by increased impairment.

Income increased 15% (£160m) to £1,207m (2008: £1,047m) predominantly reflecting the impact of exchange rate movements.

Net interest income improved 23% (£117m) to £616m (2008: £499m) reflecting the appreciation in the average value of the Rand against Sterling and solid balance sheet growth. Average customer assets increased 21% to £31.8bn (2008: £26.3bn) primarily driven by retail and commercial mortgages, instalment finance and commercial cheque accounts. The asset margin increased to 2.74% (2008: 2.57%) as a result of a change in the composition of the book while pricing changes had a negligible impact. Average customer liabilities increased 32% to £16.5bn (2008: £12.5bn), primarily driven by retail savings, with margins down 100 basis points to 2.43% (2008: 3.43%) reflecting strong growth in lower margin retail deposits, pricing pressure from competitors and the decrease in interest rates.

Net fee and commission income increased 25% (£86m) to £434m (2008: £348m), reflecting pricing increases and the impact of exchange rate movements.

Principal transactions decreased £72m to £54m (2008: £126m) reflecting gains of £17m from the sale of shares in MasterCard offset by the non-recurrence in 2009 of gains on economic hedges and the Visa IPO (2008: £46m).

Net premiums from insurance contracts increased 24% (£27m) to £138m (2008: £111m) reflecting strong volumes in short-term insurance and the impact of exchange rate movements.

Other income increased £17m to £40m (2008: £23m) reflecting higher property rental income, and fair value gains on investment properties.

Impairment charges increased £170m to £295m (2008: £125m) as a result of rising delinquency levels in the retail portfolios as a result of high consumer indebtedness, despite the decline in interest and inflation rates during the first half of the year.

Operating expenses increased 6% (£38m) to £665m (2008: £627m). The cost:income ratio improved five percentage points to 55% (2008: 60%).

Total assets increased 5% (£2.2bn) to £42.6bn (31st December 2008: £40.4bn) and risk weighted assets increased 7% (£1.4bn) to £20.2bn (31st December 2008: £18.8bn), reflecting the impact of exchange rate movements, partially offset by the disclosure of Absa's Wealth business within Barclays Wealth.

Barclays Capital

	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Net interest income	828	1,022	702
Net fee and commission income	1,547	863	566

Net trading income/(loss)	3,980	(330)	1,836
Net investment (loss)/income	(265)	255	304
Principal transactions	3,715	(75)	2,140

Other (loss)/income	(1)	10	3
Total income	6,089	1,820	3,411
Impairment charges and other credit provisions	(1,874)	(1,197)	(1,226)
Net income	4,215	623	2,185

Operating expenses excluding amortisation of intangible assets	(3,073)	(2,018)	(1,664)
Amortisation of intangible assets	(103)	(77)	(15)
Operating expenses	(3,176)	(2,095)	(1,679)

Share of post-tax results of associates and joint ventures	8	(12)	18
Gain on acquisition	-	2,262	-
Profit before tax	1,047	778	524

Balance Sheet Information
Corporate lending portfolio	£58.3bn	£76.6bn	£62.1bn
Loans and advances to banks and customers at amortised cost	£173.5bn	£206.8bn	£178.2bn
Total assets	£1,133.7bn	£1,629.1bn	£966.1bn
Assets contributing to adjusted gross leverage	£591.1bn	£681.0bn	£567.9bn

Performance Ratios
Return on average economic capital [1]	12%	31%	7%
Cost:income ratio [1]	52%	115%	49%
Cost:net income ratio [1]	75%	336%	77%

Other Financial Measures
Economic (loss)/ profit [1]	(£94m)	£931m	(£106m)
Risk weighted assets	£209.8bn	£227.4bn	£168.1bn
Average DVaR (95%)	£87.4m	£62.6m	£43.8m
Average net income generated per member of staff (000s) [1]	£188	£29	£134

1    Defined further on page 122 to 123.

Barclays Capital

Barclays Capital profit before tax increased 100% to £1,047m (2008: £524m). The substantial increase in income and profit reflected very strong performances in the UK, Europe and Asia and a transformation in the scale and service offering in the US through the integration of the acquired Lehman businesses. Profit before tax also reflected credit market writedowns of £4,677m (2008: £3,333m), including £1,170m of impairment, and a loss on own credit of £893m (2008: £852m gain).

	Half Year Ended	Half Year Ended	Half Year Ended
Analysis of Total Income	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Fixed Income, Currency and Commodities	7,888	3,735	3,618
Equities and Prime Services	1,625	631	522
Investment Banking	1,086	580	473
Principal Investments	(110)	128	171
Top-line income	10,489	5,074	4,784

Credit market losses in income	(3,507)	(4,065)	(2,225)
Own credit	(893)	811	852
Total Income	6,089	1,820	3,411

Income of £6,089m was up 79% (2008: £3,411m), reflecting strength across the client franchise. Top-line income more than doubled to £10,489m (2008: £4,784m) and was generated evenly across the first two quarters of 2009. Fixed Income, Currency and Commodities produced excellent results which drove a strong increase in trading and interest income. In particular Barclays Capital benefited from increased client flows and wider spreads in fixed income rates and credit. This was supported by significant growth in emerging markets and commodities and increased volumes in currencies. The contribution from Equities and Prime Services increased significantly following the Lehman Brothers North American businesses acquisition with a strong performance in equity cash and derivative products, and in prime services from the expanded client base and increased margins.

Investment Banking, which comprises advisory businesses and equity and debt underwriting, delivered net revenues of over £1bn driven by origination and advisory activity. Together with the cash equity business, this drove a significant rise in fee and commission income.

Net investment loss of £265m (2008: income of £304m) was driven by realised losses in a commercial real estate equity investment and losses in our principal investments business.

Impairment of £1,874m (2008: £1,226m) included non credit market related impairment of £704m (2008: £118m) which principally related to charges in the portfolio management, global loans and principal investment businesses.

Operating expenses increased 89% to £3,176m (2008: £1,679m), reflecting the inclusion of the acquired Lehman business and higher performance related costs. There was a two percentage point improvement in the cost:net income ratio.

Total headcount decreased from 23,100 at 31st December 2008 to 21,900 as a result of reductions across the business, which more than offset recruitment.

The corporate lending portfolio declined 24% to £58.3bn (31st December 2008: £76.6bn), primarily due to reductions in lending to non UK clients, the repayment of leveraged finance exposure and the appreciation of Sterling against other currencies.

Total assets reduced 30% to £1,133.7bn (31st December 2008: £1,629.1bn) primarily as a result of reductions in derivative balances. Additional reductions across trading portfolio and lending asset classes as well as the appreciation of Sterling against other currencies, contributed to an overall decrease of 13% on the adjusted gross leverage assets to £591.1bn (31st December 2008: £681.0bn). Risk weighted assets reduced 8% to £209.8bn (31st December 2008: £227.4bn) driven by the reduction in the balance sheet offset by the impact of credit downgrades.

Average DVaR at 95% of £87.4m was broadly in line with the total DVaR as at 31st December 2008. Total DVaR at 30th June 2009 was £71.1m.

Barclays Global Investors

	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Net interest (expense)/income	10	(18)	(20)
Net fee and commission income	923	930	987

Net trading income/(loss)	13	(9)	(5)
Net investment income/(loss)	14	(53)	24
Principal transactions	27	(62)	19

Other income	3	7	1
Total income	963	857	987

Operating expenses excluding amortisation and deal costs	(573)	(516)	(718)
Amortisation of intangible assets	(8)	(11)	(4)
Deal costs	(106)	-	-
Operating expenses	(687)	(527)	(722)

Profit before tax	276	330	265

Balance Sheet Information
Total assets	£67.8bn	£71.3bn	£79.0bn

Performance Ratios
Return on average economic capital [1]	31%	76%	83%
Cost:income ratio [1]	71%	61%	73%

Other Financial Measures
Economic profit [1]	£65m	£167m	£122m
Risk weighted assets	£3.7bn	£3.9bn	£4.5bn
Average net income generated per member of staff (000s) [1]	£253	£229	£278

Key Facts	£bn	£bn	£bn
Assets under management	1,019	1,040	988
- indexed	650	653	612
- iShares	234	226	189
- active	135	161	187
Net new assets in period	72	49	12

	$bn	$bn	$bn
Assets under management	1,678	1,495	1,967
- indexed	1,071	939	1,218
- iShares	385	325	376
- active	222	231	373
Net new assets in period	108	74	25

Number of iShares products	386	360	338
Number of institutional clients	2,900	3,000	3,000

1    Defined on page122 to 123.

Barclays Global Investors

Barclays Global Investors profit before tax increased 4% (£11m) to £276m (2008: £265m). Profit was impacted by recovery on liquidity support charges, deal costs of £106m and a 32% appreciation in the average value of the US Dollar against Sterling. Income declined 2% (£24m) to £963m (2008: £987m).

Net fee and commission income declined 6% (£64m) to £923m (2008: £987m). This was primarily attributable to lower management fees and reduced incentive fees of £11m (2008: £39m). This was partially offset by increased net interest revenue.

Operating expenses excluding deal costs decreased 20% (£141m) to £581m (2008: £722m). Operating expenses excluding deal costs benefited from a recovery of £13m on liquidity support charges in the first half of 2009 (2008: charge of £196m). Deal costs of £106m reflected the break fee paid to CVC Capital Partners on termination of the planned disposal of the iShares business. The cost:income ratio improved two percentage points to 71% (2008: 73%).

Total assets under management decreased 2% (£21bn) to £1,019bn (31st December 2008: £1,040bn) comprising £127bn of negative exchange rate movements, partially offset by £72bn of net new assets and £34bn of favourable market movements. In US Dollar terms assets under management increased 12% ($183bn) to $1,678bn (31st December 2008: $1,495bn), comprising $108bn of net new assets, $50bn of favourable exchange rate movements and $25bn of positive market movements.

Total assets decreased 5% (£3.5bn) to £67.8bn (31st December 2008: £71.3bn), mainly attributable to adverse market movements in certain asset management products recognised as investment contracts. Risk weighted assets decreased 5% (£0.2bn) to £3.7bn (31st December 2008: £3.9bn) mainly attributed to changes in the asset class mix, and the strengthening of Sterling against other currencies.

On 16th June 2009 the Board of Barclays PLC announced that it had accepted BlackRock's offer to purchase the Barclays Global Investors business and has resolved to recommend it to shareholders for approval at a general meeting on 6th August 2009.

The continuing operations of BGI represent certain cash fund assets, their associated valuation charges and liquidity support charges. Further information on the disposal is set out in note 33 on page 118.

	Half Year Ended	Half Year Ended	Half Year Ended	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.09	30.06.09	31.12.08	31.12.08	30.06.08	30.06.08
Income Statement	Continuing	Discontinued	Continuing	Discontinued	Continuing	Discontinued
	£m	£m	£m	£m	£m	£m
Total income	28	935	(58)	915	(14)	1,001

Operating expenses excl amortisation and deal costs	9	(590)	(76)	(451)	(198)	(524)
Deal costs	-	(106)	-	-	-	-
Operating expenses	9	(696)	(76)	(451)	(198)	(524)
Profit/(loss) before tax	37	239	(134)	464	(212)	477

Balance Sheet
Assets
Financial assets designated at fair value: held in respect of linked liabilities under investment contracts	-	64,158	-	67,142	-	75,124
Available for sale financial investments	899	83	673	119	241	111
Other assets	551	2,151	1,201	2,205	2,032	1,522
	1,450	66,392	1,874	69,466	2,273	76,757
Liabilities
Liabilities under investment contracts	-	64,158	-	67,142	-	75,124
Other liabilities	613	454	57	1,173	411	919
	613	64,612	57	68,315	411	76,043

Barclays Wealth

	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Net interest income	246	261	225
Net fee and commission income	369	371	349

Net trading income/(loss)	12	(12)	1
Net investment (loss)	(1)	(163)	(170)
Principal transactions	11	(175)	(169)

Net premiums from insurance contracts	-	54	82
Other income	1	18	8
Total income	627	529	495
Net claims and benefits incurred under insurance contracts	-	127	173
Total income net of insurance claims	627	656	668
Impairment charges and other credit provisions	(21)	(32)	(12)
Net income	606	624	656

Operating expenses excluding amortisation of intangible assets	(518)	(450)	(469)
Amortisation of intangible assets	(14)	(11)	(5)
Operating expenses	(532)	(461)	(474)

Profit on disposal of subsidiaries, associates and joint ventures	1	326	-
Profit before tax	75	489	182

Balance Sheet Information
Loans and advances to customers at amortised cost	£12.0bn	£11.4bn	£9.4bn
Customer accounts	£38.2bn	£42.4bn	£36.7bn
Total assets	£14.3bn	£13.3bn	£17.7bn

Performance Ratios
Return on average economic capital [1]	19%	169%	59%
Cost:income ratio [1]	85%	70%	71%

Other Financial Measures
Economic profit [1]	£17m	£430m	£123m
Risk weighted assets	£10.9bn	£10.3bn	£9.0bn
Average net income generated per member of staff (000s) [1]	£79	£82	£92

Key Fact
Total client assets	£134.1bn	£145.1bn	£132.5bn

1    Defined on page122 to 123.

Barclays Wealth

Barclays Wealth profit before tax reduced 59% to £75m as a result of the sale of the closed life assurance business on 31st October 2008 (profit before tax of £89m in the first half of 2008) and the integration of the Lehman Brothers North American businesses (Barclays Wealth Americas) which made a loss of £15m as business operations continued to be re-established. Excluding the impact of these transactions profit before tax reduced by 4% in difficult market conditions.

Income reduced 6% (£41m) to £627m (2008: £668m) driven by the sale of the closed life business partly offset by the addition of Barclays Wealth Americas. Excluding the impact of these two transactions, income was flat with benefits of new business offset by the impact of reduced interest rates on interest income and lower annuity and transactional fee income as a result of falls in equity markets.

Net interest income increased 9% (£21m) to £246m (2008: £225m) reflecting growth in customer deposits and lending and pricing changes as the assets margin increased 11 basis points to 1.13% (2008: 1.02%). Average lending grew 30% to £12.1bn (2008: £9.3bn). Average deposits grew 6% to £38.2bn (2008: £36.0bn). The liabilities margin reduced by 15 basis points to 0.80% (2008: 0.95%) driven by margin compression due to lower interest rates.

Net fee and commission income increased 6% (£20m) to £369m (2008: £349m) driven by Barclays Wealth Americas.

The decreases in principal transactions and net premiums from insurance contracts were due to the sale of the closed life assurance business.

Impairment charges increased £9m to £21m (2008: £12m). This growth reflected both the increase in the loan book over the last three years and the impact of the current economic environment on client liquidity and collateral values.

Operating expenses increased 12% (£58m) to £532m (2008: £474m) principally reflecting the impact of the acquisition of Barclays Wealth Americas.

Total client assets, comprising customer deposits and client investments, were £134.1bn (31st December 2008 £145.1bn). The reduction principally reflects exchange rate movement and a small net outflow in Barclays Wealth Americas.

Head Office Functions and Other Operations

	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Net interest (expense)/income	(511)	161	21
Net fee and commission (expense)	(226)	(244)	(242)

Net trading profit/(loss)	80	(62)	(183)
Net investment (loss)/income	(2)	(18)	45
Principal transactions	78	(80)	(138)

Net premiums from insurance contracts	47	48	71
Other income	1,135	2	24
Total income	523	(113)	(264)
Impairment charges and other credit provisions	(1)	(27)	(3)
Net income/(loss)	522	(140)	(267)

Operating expenses excluding amortisation of intangible assets	(193)	(256)	(195)
Amortisation of intangible assets	1		-
Operating expenses	(192)	(256)	(195)

Profit/(loss) before tax	330	(396)	(462)

Balance Sheet Information
Total assets	£6.1bn	£3.1bn	£4.5bn

Other Financial Measures
Risk weighted assets	£0.1bn	£0.4bn	£1.1bn

Head Office Functions and Other Operations

Head Office Functions and Other Operations profit before tax increased £792m to £330m (2008: loss of £462m).

Total income increased £787m to £523m (2008: loss of £264m).

During 2009, certain upper Tier 2 perpetual debt was exchanged for new issuances of lower Tier 2 dated loan stock resulting in net gains of £1,109m. Gains of £1,127m have been included within other income and fees paid of £18m included within net fee and commission income.

Group segmental reporting is performed in accordance with Group accounting policies. This means that inter-segment transactions are recorded in each segment as if undertaken on an arm's length basis. Adjustments necessary to eliminate inter-segment transactions are included in Head Office Functions and Other Operations. The impact of such inter-segment adjustments decreased £5m to £135m (2008: £140m). These adjustments included internal fees for structured capital market activities of £147m (2008: £98m) and fees paid to Barclays Capital for debt and equity raising and risk management advice of £22m (2008: £67m), both of which reduce net fee and commission income. In addition a consolidation adjustment is required to match the booking of certain derivative hedging transactions between different segments in the Group. This resulted in a £131m decrease in net interest income with an offsetting increase in principal transactions.

Net interest income decreased £532m to a loss of £511m (2008: profit of £21m) primarily due to an increase in costs in central funding activity due to the money market dislocation, in particular LIBOR resets, and a decrease of £131m in the consolidation adjustment on hedging derivatives.

Principal transactions increased £216m to a profit of £78m (2008: loss of £138m) reflecting a £131m increase in consolidation reclassification adjustment on hedging derivatives.

Other income increased £1,111m to £1,135m (2008: £24m). This reflects the gain made on debt extinguishment.

Operating expenses decreased £3m to £192m (2008: £195m). This reflects a reduction of £26m in the costs relating to an internal review of Barclays compliance with US economic sanctions (2008: £52m) and reduced staff costs, partially offset by a charge of £37m for the Group's share of levies that will be raised by the UK Financial Services Compensation Scheme (2008: nil) and lower proceeds on property sales.

Total assets increased 97% to £6.1bn (31st December 2008: £3.1bn).

Risk Management

Principal Risks and Uncertainties

As a consequence of adverse economic conditions in most of the parts of the world in which Barclays operates, the overall market and risk environment has been challenging for all of Barclays businesses in the first half of 2009.

Barclays continues to actively manage its businesses to mitigate this risk and address these challenges. Since the year end there have been no material changes to the risk management processes as described in the Risk Management section of our Annual Report and Accounts for the year ended 31st December 2008.

Pages 36 to 67 of this Interim Results Announcement provide further details with respect to Barclays risk exposures:

•      Pages 38 to 64 provide an analysis of the key credit risks faced by Barclays across a number of asset classes and businesses, referencing significant portfolios and including summary measures of asset quality. Additional information referenced in this section is to be found in the notes to the financial statements. Further information on the detail within this section is as follows:

-         Analysis of total assets by valuation basis and underlying asset class (pages 36 to 37)

-         Detailed disclosures and analysis of Barclays Capital's credit market exposures by asset class, covering current exposures, losses in the year, sales and paydowns, foreign exchange movements and, where appropriate, details of collateral held, geographic spread, vintage and credit quality (pages 38 to 49)

-           Quality of loans and advances to banks and customers with further information being provided on:

>      Loans and advances at amortised cost, impairment charges and segmental analyses (pages 50 to 52)

>      Wholesale Credit Risk (pages 53 to 57)

>      Retail Credit Risk (pages 58 to 61)

>      Potential Credit Risk Loans and Coverage Ratios (pages 60 to 61)

-          Statistical measure of credit losses under Expected Loss (pages 62 to 63)

-          Analysis of the credit quality of debt and similar securities, other than loans held within Barclays (page 64)

•       Pages 65 to 66 provide an analysis of market risk and, in particular, Barclays Capital's DVaR

 •       Pages 66 to 67 set out the key measures of liquidity risk, including Barclays surplus liquidity, GRCB and Barclays Wealth surplus liquidity and funding, Barclays Capital funding and commentary on unsecured and secured funding

Barclays is also affected by legal risk and regulatory compliance risk through the extensive range of legal obligations, regulations and codes in force in the territories in which Barclays operates. The principal uncertainties regarding these risks are further discussed on pages 107 to 109.

Analysis of Total Assets

		Accounting Basis
	Total Assets	Fair Value	Cost Based Measure
Assets as at 30.06.09	£m	£m	£m
Cash and balances at central banks	24,844		24,844

Items in the course of collection from other banks	1,995		1,995

Treasury & other eligible bills	2,976	2,976
Debt securities	126,101	126,101
Equity securities	22,394	22,394
Traded loans	496	496
Commodities [6]	2,006	2,006
Trading portfolio assets	153,973	153,973

Financial assets designated at fair value
Loans and advances	25,800	25,800
Debt securities	4,286	4,286
Equity securities	5,539	5,539
Other financial assets[7]	8,172	8,172
Held for own account	43,797	43,797

Held in respect of linked liabilities to customers under investment contracts [8]	63,275	63,275

Derivative financial instruments	556,045	556,045

Loans and advances to banks	52,944		52,944

Loans and advances to customers	411,804		411,804

Debt securities	60,218	60,218
Equity securities	1,610	1,610
Treasury & other eligible bills	4,971	4,971
Available for sale financial instruments	66,799	66,799

Reverse repurchase agreements and cash collateral on securities borrowed	144,978		144,978
Other assets	24,884		24,884

Total assets as at 30.06.09	1,545,338	883,889	661,449

Total assets as at 31.12.08	2,052,980	1,356,614	696,366

1    Further analysis of loans and advances is on pages 50 to 61.
2    Further analysis of debt securities and other bills is on page 64.
3    Reverse repurchase agreements comprise primarily short-term cash lending with assets pledged by counterparties securing the loan.
4    Equity securities comprise primarily equity securities determined by available quoted prices in active markets.

Analysis of Total Assets						Sub Analysis
Derivatives	Loans and Advances [1]	Debt Securities and Other Bills [2]	Reverse Repurchase Agreements [3]	Equity Securities [4]	Other	Credit Market Exposures [5]
£m	£m	£m	£m	£m	£m	£m
					24,844

					1,995

		2,976
		126,101				2,941
				22,394
	496
					2,006
	496	129,077		22,394	2,006

	25,800					10,292
		4,286
				5,539
	193		6,885		1,094
	25,993	4,286	6,885	5,539	1,094

					63,275

556,045						7,451

	52,944

	411,804					8,669

		60,218				386
				1,610
		4,971
		65,189		1,610

			144,978
					24,884	50

556,045	491,237	198,552	151,863	29,543	118,098

984,802	542,118	224,692	137,637	39,173	124,558
5    Further analysis of Barclays Capital credit market exposures is on pages 40 to 49. Undrawn commitments of £731m are off-balance sheet and therefore not included in the table above.
6    Commodities primarily consists of physical inventory positions.
7    These instruments consist primarily of loans with embedded derivatives and reverse repurchase agreements designated at fair value.
8    Financial assets designated at fair value in respect of linked liabilities to customers under investment contracts have not been further analysed as the Group is not exposed to the risks inherent in these assets.

  Analysis of Barclays Capital Credit Market Exposures by Asset Class

	As at 30.06.09	ABS Super Senior	Other US Sub-prime	Alt-A	RMBS Wrapped by Monoline Insurers
	£m	£m	£m	£m	£m
Debt securities	2,941		398	1,228
Trading portfolio assets	2,941		398	1,228

Loans and advances	10,292		714	495
Financial assets designated at fair value	10,292		714	495

Derivative financial instruments	7,451		370	260	1,272

Loans and advances to customers	8,669	2,255	123

Debt securities	386		92	294
Available for sale financial instruments	386		92	294

Other assets	50		50

Exposure as at 30.06.09		2,255	1,747	2,277	1,272

Exposure as at 31.12.08		3,104	3,441	4,288	1,639

1    Further analysis of Barclays Capital credit market exposures is on pages 40 to 49. Undrawn commitments of £731m are off-balance sheet and therefore not included in the table above.

Commercial Real Estate Loans	Commercial Mortgage Backed Securities	CMBS Wrapped by Monoline Insurers	Leveraged Finance [1]	SIVs and SIV-lites	CDPCs	CLO and Other Exposure Wrapped by Monoline Insurers
£m	£m	£m	£m	£m	£m	£m
	1,315
	1,315

8,730				353
8,730				353

(2)	(735)	1,567		138	84	4,497

			6,197	94

8,728	580	1,567	6,197	585	84	4,497

11,578	735	1,854	9,361	963	150	4,939

Barclays Capital Credit Market Exposures

Barclays Capital's credit market exposures primarily relate to US residential mortgages, commercial mortgages and leveraged finance businesses that have been significantly impacted by the continued deterioration in the global credit markets. The exposures include both significant positions subject to fair value movements in the profit and loss account and positions that are classified as loans and advances and as available for sale.

The exposures and gross writedowns to 30th June 2009 are set out by asset class below:

						Half Year Ended 30.06.09
US Residential Mortgages		As at 30.06.09	As at 31.12.08	As at 30.06.09	As at 31.12.08	Fair Value Losses	Impair-ment Charge	Gross Losses
	Notes	$m [1]	$m [1]	£m [1]	£m [1]	£m	£m	£m
ABS CDO Super Senior	A1	3,709	4,526	2,255	3,104	-	437	437

Other US sub-prime	A2	2,873	5,017	1,747	3,441	506	148	654

Alt-A	A3	3,745	6,252	2,277	4,288	51	347	398

Monoline wrapped US RMBS	A4	2,092	2,389	1,272	1,639	256	-	256

Commercial Mortgages
Commercial real estate	B1	14,354	16,882	8,728	11,578	1,443	-	1,443

Commercial mortgage-backed securities	B1	954	1,072	580	735	17	-	17

Monoline wrapped CMBS	B2	2,577	2,703	1,567	1,854	549	-	549

Other Credit Market
Leveraged Finance	C1	11,394	15,152	6,928	10,391	-	204	204

SIVs and SIV -Lites	C2	962	1,404	585	963	97	34	131

CDPCs	C3	138	218	84	150	(5)	-	(5)

Monoline wrapped CLO and other	C4	7,396	7,202	4,497	4,939	593	-	593

Total gross writedowns						3,507	1,170	4,677

During the period ended 30th June 2009, these exposures have been reduced by net sales and paydowns of £6,252m, including a £3,056m sale of leveraged finance exposure which was repaid at par, £1,448m of Alt-A and £865m of sub-prime exposure. Exposure reductions were impacted as the US Dollar and the Euro both depreciated 11% relative to Sterling.

In the period to 30th June, there were gross writedowns of £4,677m (2008: £3,333m), before related income and hedges of £346m (2008: £502m) and own credit losses of £893m (2008: gain £852m).
The gross writedowns, which included £1,170m (2008: £1,108m) in impairment charges, comprised: £1,745m (2008: £2,832m) against US residential mortgage exposures; £2,009m (2008: £271m) against commercial mortgage exposures; and £923m (2008: £230m) against other credit market exposures.

1    As the majority of exposure is held in US Dollars, the exposures above are shown in both US Dollars and Sterling.

A.    US Residential Mortgages

A1.    ABS CDO Super Senior

	As at	As at	As at	As at
	30.06.09	31.12.08	30.06.09	31.12.08
	Total	Total	Marks [1]	Marks [1]
	£m	£m	%	%
2005 and earlier	1,052	1,226	81%	90%
2006	418	471	16%	37%
2007 and 2008	22	25	48%	69%
Sub-prime	1,492	1,722	62%	75%

2005 and earlier	768	891	51%	77%
2006	245	269	62%	75%
2007 and 2008	55	62	23%	37%
Alt-A	1,068	1,222	52%	74%

Prime	445	520	100%	100%
RMBS CDO	351	402	0%	0%
Sub-prime second lien	108	127	0%	0%
Total US RMBS	3,464	3,993	56%	68%

CMBS	37	44	100%	100%
Non-RMBS CDO	397	453	56%	56%
CLOs	31	35	100%	100%
Other ABS	36	51	100%	100%
Total Other ABS	501	583	65%	66%

Total Notional Collateral	3,965	4,576	57%	68%
Subordination	(400)	(459)
Gross exposure pre-impairment	3,565	4,117
Impairment allowances	(1,310)	(1,013)
Net exposure	2,255	3,104

ABS CDO Super Senior exposure at 30th June 2009 comprised five high grade liquidity facilities which were fully drawn and classified within loans and receivables.

During the period, ABS CDO Super Senior exposures reduced by £849m to £2,255m (31st December 2008: £3,104m). Net exposures are stated after writedowns and charges of £437m incurred in 2009 (2008: £875m). There was a decline of £321m resulting from stronger Sterling and amortisation of £91m in the period.

The impairment assessment of these exposures is based on cash flow methodology using standard market assumptions such as default curves and remittance data to calculate the net present value of the future losses for the collateral pool over time. As a result, future potential impairment charges depend on changes in these assumptions.

1    Marks above reflect the gross exposure after impairment and subordination.

A2.    Other US Sub-Prime

	As at	As at	Marks at	Marks at
	30.06.09	31.12.08	30.06.09	31.12.08
	£m	£m	%	%
Whole loans - performing	537	1,290	55%	80%
Whole loans - more than 60 days past due	177	275	35%	48%
Total whole loans	714	1,565	48%	72%

AAA securities	101	111	24%	40%
Other securities	389	818	12%	23%
Total securities (net of hedges)	490	929	14%	25%
Other exposures with underlying sub-prime collateral:
- Derivatives	370	643	95%	87%
- Loans	123	195	55%	70%
- Real Estate	50	109	32%	46%
Total other direct and indirect exposure	1,033	1,876

Total	1,747	3,441

The majority of Other US sub-prime exposures are measured at fair value through profit and loss. Exposure reduced by £1,694m to £1,747m (31st December 2008: £3,441m), driven by net sales, paydowns and other movements of £792m and gross losses of £654m. Stronger Sterling resulted in a decrease in exposure of £248m.

At 30th June 2009, 75% of the whole loan exposure remaining was performing. Whole loans were largely originated by EquiFirst. On 17th February 2009, the operations of EquiFirst were discontinued. No sub-prime loans were originated in 2009.
Counterparty derivative exposures to vehicles which hold sub-prime collateral was £370m (31st December 2008: £643m). The majority of this exposure was the most senior obligation of the vehicles.

A3.    Alt-A

	As at	As at	Marks at	Marks at
	30.06.09	31.12.08	30.06.09	31.12.08
	£m	£m	%	%
Whole Loans	495	776	55%	67%
AAA securities	753	1,847	38%	43%
Other Alt-A securities	769	1,265	8%	9%
Residuals	-	2	-	6%
Derivative exposure with underlying Alt-A collateral	260	398	99%	100%
Total	2,277	4,288

The majority of Alt-A exposures are measured at fair value through profit and loss. Net exposure to the Alt-A market reduced by £2,011m to £2,277m (31st December 2008: £4,288m), driven by net sales, paydowns and other movements of £1,312m and gross losses of £398m in the period. Stronger Sterling resulted in a decrease in exposure of £301m.

At 30th June 2009, 83% of the Alt-A whole loan exposure was performing.

Counterparty derivative exposure to vehicles which hold Alt-A collateral was £260m (31st December 2008: £398m). The majority of this exposure was the most senior obligation of the vehicles.

A4.    US Residential Mortgage Backed Securities Exposure Wrapped by Monoline Insurers

The deterioration in the US residential mortgage market has resulted in exposure to monoline insurers and other financial guarantors that provide credit protection.

The table below shows RMBS assets where Barclays Capital held protection from monoline insurers at 30th June 2009. These are measured at fair value through profit and loss.

By Rating of the Monoline	Notional	Fair Value of Underlying Asset	Fair Value Exposure	Credit Valuation Adjustment	Net Exposure
As at 30.06.09	£m	£m	£m	£m	£m
A/BBB	-	-	-	-	-
Non-investment grade	2,281	348	1,933	(661)	1,272
Total	2,281	348	1,933	(661)	1,272

As at 31.12.08
A/BBB	2,567	492	2,075	(473)	1,602
Non-investment grade	74	8	66	(29)	37
Total	2,641	500	2,141	(502)	1,639

Net exposure reduced by £367m to £1,272m (31st December 2008: £1,639m). This reflected an increase in the credit valuation adjustment and stronger Sterling which was partially offset by an increase in fair value exposure in local currency.

Claims become due in the event of default of the underlying assets. There is uncertainty as to whether all of the monoline insurers will be able to meet liabilities if such claims were to arise. Certain monoline insurers have been subject to downgrades in 2009. A fair value loss of £256m was recognised in 2009 (2008: £94m). There have been no claims due under these contracts as none of the underlying assets defaulted in the period.

The fair value is determined by a credit valuation adjustment calculation which incorporates stressed cashflow shortfall projections, current market valuations, stressed Probability of Default (PDs) and a range of Loss Given Default (LGD) assumptions. The cashflow shortfall projections are stressed to ensure that the valuation considers the potential for further market deterioration and resultant additional cashflow shortfall in underlying collateral. In addition, depending on the monoline and the underlying asset, it considers current market valuations. Monoline ratings are based on external ratings analysis and where appropriate significant internal analysis conducted by the independent Credit Risk function. In addition, the valuation reflects the potential for further deterioration of monolines by using stressed PDs. LGDs range from 45% to 100% depending on the monoline.

The notional value of the assets split by the rating of the underlying asset is shown below.

	As at 30.06.09			As at 31.12.08
	A/BBB	Non-Investment Grade	Total	AAA/AA	A/BBB	Non-Investment Grade	Total
	£m	£m	£m	£m	£m	£m	£m
2005 and earlier	-	117	117	143	-	-	143
2006	-	1,086	1,086	-	-	1,240	1,240
2007 and 2008	-	452	452	-	-	510	510
High Grade	-	1,655	1,655	143	-	1,750	1,893
Mezzanine - 2005 and earlier	301	284	585	31	330	338	699
CDO [2] - 2005 and earlier	-	41	41	-	-	49	49
US RMBS	301	1,980	2,281	174	330	2,137	2,641

B.    Commercial Mortgages

B1.    Commercial Real Estate and Mortgage-Backed Securities

Commercial mortgages held at fair value include commercial real estate loan exposure of £8,728m (31st December 2008: £11,578m) and commercial mortgage-backed securities of £580m (31st December 2008: £735m). In the period there were gross losses of £1,460m, of which £856m relates to the US and £561m relates to Europe; Sterling movement decreased exposure by £1,275m. There were gross sales and paydowns of £418m in the US and £202m in the UK and Continental Europe.

The commercial real estate loan exposure comprised 54% US, 42% UK and Europe and 4% Asia.

Two large transactions comprised 44% of the total US exposure. The remaining 56% of the US exposure comprised 71 transactions. The remaining weighted average number of years to initial maturity of the US portfolio is 1.2 years (31st December 2008: 1.4 years).

The UK and Europe portfolio is well diversified with 63 transactions as at 30th June 2009. In Europe protection is provided by loan covenants and periodic LTV retests, which cover 84% of the portfolio. 48% of the German exposure relates to one transaction secured on residential assets.

	As at	As at	Marks at	Marks at
Commercial Real Estate Loan Exposure by Region	30.06.09	31.12.08	30.06.09	31.12.08
	£m	£m	%	%
US	4,703	6,329	77%	88%
Germany	2,004	2,467	84%	95%
France	216	270	84%	94%
Sweden	210	265	89%	96%
Switzerland	140	176	89%	97%
Spain	73	106	71%	92%
Other Continental Europe	425	677	63%	90%
UK	597	831	69%	89%
Asia	360	457	91%	97%
Total	8,728	11,578

	As at 30.06.09						As at 31.12.08
Commercial Real Estate Loan Exposure by Industry	US	Germany	Other Europe	UK	Asia	Total	Total
	£m	£m	£m	£m	£m	£m	£m
Office	1,589	354	624	141	110	2,818	3,656
Residential	1,455	1,063	-	173	112	2,803	3,582
Retail	57	432	78	73	94	734	957
Hotels	798	-	240	9	1	1,048	1,633
Leisure	-	-	-	168	-	168	233
Land	135	-	-	-	-	135	232
Industrial	473	107	103	33	10	726	887
Mixed/Others	198	48	19	-	33	298	375
Hedges	(2)	-	-	-	-	(2)	23
Total	4,703	2,004	1,064	597	360	8,728	11,578

Commercial Mortgage Backed Securities (Net of Hedges)	As at 30.06.09	As at 31.12.08	Marks [1] at 30.06.09	Marks [1] at 31.12.08
	£m	£m	%	%
AAA securities	417	588	46%	42%
Other securities	163	147	35%	8%
Total	580	735

1        Marks are based on gross collateral.

B2.    CMBS Exposure Wrapped by Monoline Insurers

The deterioration in the commercial mortgage market has resulted in exposure to monoline insurers and other financial guarantors that provide credit protection.

The table below shows commercial mortgage backed security assets where Barclays Capital held protection from monoline insurers at 30th June 2009. These are measured at fair value through profit and loss.

By rating of the monoline	Notional	Fair Value of Underlying Asset	Fair Value Exposure	Credit Valuation Adjustment	Net Exposure
As at 30.06.09	£m	£m	£m	£m	£m
AAA/AA	57	13	44	(5)	39
A/BBB	-	-	-	-	-
Non-investment grade	3,263	920	2,343	(815)	1,528
Total	3,320	933	2,387	(820)	1,567

As at 31.12.08	£m	£m	£m	£m	£m
AAA/AA	69	27	42	(4)	38
A/BBB	3,258	1,301	1,957	(320)	1,637
Non-investment grade	425	181	244	(65)	179
Total	3,752	1,509	2,243	(389)	1,854

Net exposure reduced by £287m to £1,567m (31st December 2008: £1,854m). This reflected an increase in the credit valuation adjustment and stronger Sterling which was partially offset by an increase in fair value exposure in local currency.

Claims would become due in the event of default of the underlying assets. At 30th June 2009, 82% of the underlying assets were rated AAA/AA.

There is uncertainty as to whether all of the monoline insurers will be able to meet liabilities if such claims were to arise: certain monoline insurers have been subject to downgrades in 2009. A fair value loss of £549m was recognised in 2009 (2008: £100m). There have been no claims due under these contracts as none of the underlying assets defaulted in the period.

The fair value is determined by a credit valuation adjustment calculation which incorporates stressed cashflow shortfall projections, current market valuations, stressed Probability of Default (PDs) and a range of Loss Given Default (LGD) assumptions. The cashflow shortfall projections are stressed to ensure that the valuation considers the potential for further market deterioration and resultant additional cashflow shortfall in underlying collateral. In addition, depending on the monoline and the underlying asset, it considers current market valuations. Monoline ratings are based on external ratings analysis and where appropriate significant internal analysis conducted by the independent Credit Risk function. In addition, the valuation reflects the potential for further deterioration of monolines by using stressed PDs. LGDs range from 45% to 100% depending on the monoline.

The notional value of the assets split by the current rating of the underlying asset is shown below.

	As at 30.06.09			As at 31.12.08
	AAA/AA	A/BBB	Total	AAA/AA	Total
	£m	£m	£m	£m	£m
2005 and earlier	-	385	385	437	437
2006	333	206	539	613	613
2007 and 2008	2,396	-	2,396	2,702	2,702
CMBS	2,729	591	3,320	3,752	3,752

C.    Other Credit Market Exposures

C1.    Leveraged Finance

	As at	As at
Leveraged Finance Exposure by Region	30.06.09	31.12.08
	£m	£m
UK	4,813	4,810
US	727	3,830
Europe	1,422	1,640
Asia	195	226
Total lending and commitments	7,157	10,506
Impairment	(229)	(115)
Net lending and commitments at period end	6,928	10,391

Leveraged loans are classified within loans and advances and are stated at amortised cost less impairment. The overall credit performance of the assets remains satisfactory with the majority of the portfolio performing to plan or in line with original stress tolerances. There are however a small number of deteriorating positions and as a result the impairment has increased.

At 30th June 2009, the gross exposure relating to leveraged finance loans was £7,157m (31st December 2008: £10,506m) following a repayment of £3,056m at par in January 2009. Of this exposure, £6,426m was drawn at 30th June 2009 (31st December 2008: £9,476m).

There are two major loans comprising 48% of the exposure which continue to perform strongly.

	As at 30.06.09			As at 31.12.08
Leveraged Finance Exposure by Industry	Drawn	Undrawn	Total	Drawn	Undrawn	Total
	£m	£m	£m	£m	£m	£m
Insurance	2,560	17	2,577	2,546	31	2,577
Retail	929	99	1,028	904	128	1,032
Healthcare	713	93	806	659	144	803
Services	524	152	676	568	131	699
Media	600	72	672	655	89	744
Manufacture	471	66	537	500	102	602
Chemicals	278	19	297	317	26	343
Telecoms	27	13	40	2,998	211	3,209
Other	324	200	524	329	168	497
Total	6,426	731	7,157	9,476	1,030	10,506

C2.    SIVs and SIV-Lites

	As at	As at	Marks at	Marks at
	30.06.09	31.12.08	30.06.09	31.12.08
	£m	£m	%	%
Liquidity facilities	447	679	48%	62%
Bond inventory	-	11	-	7%
Derivatives	138	273
Total	585	963

SIV exposure reduced by £378m to £585m (31st December 2008: £963m). There were £131m of writedowns in the period.

At 30th June 2009 liquidity facilities of £447m (31st December 2008: £679m) include £353m designated at fair value through profit and loss. The remaining £94m represented drawn liquidity facilities in respect of SIV-lites and SIVs classified as loans and advances stated at cost less impairment.

Bond inventory and derivatives are fair valued through profit and loss.

C3.    CDPC Exposure

	Notional	Gross Exposure	Total Write-downs	Net Exposure
As at 30.06.09	£m	£m	£m	£m
AAA/AA	705	43	(1)	42
A/BBB	787	49	(7)	42
Total	1,492	92	(8)	84

As at 31.12.08	£m	£m	£m	£m
AAA/AA	796	77	(14)	63
A/BBB	976	87	-	87
Total	1,772	164	(14)	150

Credit derivative product companies (CDPCs) are specialist providers of credit protection principally on corporate exposures in the form of credit derivatives. Barclays Capital has purchased protection from CDPCs against a number of securities with a notional value of £1,492m (31st December 2008: £1,772). The fair value of the exposure to CDPCs at 30th June 2009 was £84m (31st December 2008: £150m). There was no new trading activity since 31st December 2008.

Of the notional exposure, 47% (31st December 2008: 45%) related to AAA/AA rated counterparties, with the remainder rated A/BBB.

Exposures have reduced in the period due to maturing of various credit derivatives. The remaining portfolio has an average life of 3.6 years.

C4.    CLO and Other Exposure Wrapped by Monoline Insurers

The table below shows Collateralised Loan Obligations (CLOs) and other assets where we held protection from monoline insurers at 30th June 2009.

By Rating of the Monoline	Notional	Fair Value of Underlying Asset	Fair Value Exposure	Credit Valuation Adjustment	Net Exposure
As at 30.06.09	£m	£m	£m	£m	£m
AAA/AA	7,319	4,893	2,426	(86)	2,340
A/BBB	-	-	-	-	-
Non-investment grade	11,268	7,968	3,300	(1,143)	2,157
Total	18,587	12,861	5,726	(1,229)	4,497

As at 31.12.08
AAA/AA	8,281	5,854	2,427	(55)	2,372
A/BBB	6,446	4,808	1,638	(204)	1,434
Non-investment grade	6,148	4,441	1,707	(574)	1,133
Total	20,875	15,103	5,772	(833)	4,939

Net exposure reduced by £442m to £4,497m (31st December 2008: £4,939m). This reflected an increase in the credit valuation adjustment and stronger Sterling, which was partially offset by an increase in fair value exposure in local currency.

Claims would become due in the event of default of the underlying assets. At 30th June 2009, 93% of the underlying assets have investment grade ratings and 39% were wrapped by monolines rated AAA/AA. 87% of the underlying assets were CLOs, 94% of which were rated AAA/AA.

There is uncertainty whether all of the monoline insurers would be able to meet all liabilities if such claims were to arise certain monoline insurers have been subject to downgrades in 2009. Consequently, a fair value loss of £593m was recognised in 2009 (2008: £173m). There have been no claims due under these contracts as none of the underlying assets defaulted in the period.

The fair value is determined by a credit valuation adjustment calculation which incorporates stressed cashflow shortfall projections, current market valuations, stressed Probability of Default (PDs) and a range of Loss Given Default (LGD) assumptions. The cashflow shortfall projections are stressed to ensure that the valuation considers the potential for further market deterioration and resultant additional cashflow shortfall in underlying collateral. In addition, depending on the monoline and the underlying asset, it considers current market valuations. Monoline ratings are based on external ratings analysis and where appropriate significant internal analysis conducted by the independent Credit Risk function. In addition, the valuation reflects the potential for further deterioration of monolines by using stressed PDs. LGDs range from 45% to 100% depending on the monoline.

The notional value of the assets split by the current rating of the underlying asset is shown below.

	As at 30.06.09				As at 31.12.08
	AAA/AA	A/BBB	Non- investment Grade	Total	AAA/AA	A/BBB	Total
	£m	£m	£m	£m	£m	£m	£m
2005 and earlier	4,752	237	313	5,302	6,037	-	6,037
2006	5,052	214	-	5,266	5,894	-	5,894
2007 and 2008	5,384	239	-	5,623	6,295	-	6,295
CLOs	15,188	690	313	16,191	18,226	-	18,226

2005 and earlier	-	629	139	768	862	-	862
2006	116	153	207	476	535	-	535
2007 and 2008	437	-	715	1,152	785	467	1,252
Other	553	782	1,061	2,396	2,182	467	2,649

Total	15,741	1,472	1,374	18,587	20,408	467	20,875

Own Credit

The carrying amount of issued notes that are designated under the IAS 39 fair value option is adjusted to reflect the effect of changes in own credit spreads. The resulting gain or loss is recognised in the income statement.

At 30th June 2009, the own credit adjustment arose from the fair valuation of £53.1bn of Barclays Capital structured notes (31st December 2008: £54.5bn). The tightening of Barclays credit default swap spreads in the period affected the fair value of these notes and as a result revaluation losses of £893m were recognised in trading income (2008: gain £852m).

Barclays Capital also uses credit default swap spreads to determine the impact of Barclays own credit quality on the fair value of derivative liabilities. At 30th June 2009, cumulative adjustments of £596m (31st December 2008: £1,176m) were netted against derivative liabilities. The impact of these adjustments in both periods were more than offset by the impact of the credit valuation adjustments to reflect counterparty creditworthiness that were netted against derivative assets.

Credit Risk

Loans and Advances to Customers and Banks

Total loans and advances to customers and banks net of impairment allowance fell 9% to £491,237m. Loans and advances at amortised cost were £464,748m (31st December 2008: £509,522m) and loans and advances at fair value were £26,489 (31st December 2008: £32,596m).

Loans and Advances at Amortised Cost

As at 30.06.09	Gross Loans & Advances	Impairment Allowance	Loans & Advances Net of Impairment	Credit Risk Loans	CRLs % of Gross Loans & Advances	Impairment Charge [1]	Loan Loss Rates [2]
	£m	£m	£m	£m	%	£m	bps
Wholesale - customers	220,030	3,906	216,124	9,886	4.5%	1,911	174
Wholesale - banks	53,002	58	52,944	42	0.1%	11	4
Total wholesale	273,032	3,964	269,068	9,928	3.6%	1,922	141

Retail - customers	200,552	4,872	195,680	10,017	5.0%	1,981	198
Total retail	200,552	4,872	195,680	10,017	5.0%	1,981	198

Total	473,584	8,836	464,748	19,945	4.2%	3,903	165

As at 31.12.08
Wholesale - customers	266,750	2,784	263,966	8,144	3.1%	2,540	95
Wholesale - banks	47,758	51	47,707	48	0.1%	40	8
Total wholesale	314,508	2,835	311,673	8,192	2.6%	2,580	82

Retail - customers	201,588	3,739	197,849	7,508	3.7%	2,333	116
Total retail	201,588	3,739	197,849	7,508	3.7%	2,333	116

Total	516,096	6,574	509,522	15,700	3.0%	4,913	95

Gross loans and advances to customers and banks at amortised cost fell 8% to £473,584m (31st December 2008: £516,096m).

The fall in balances in the wholesale portfolio was primarily within Barclays Capital, where gross loans and advances fell by £32,415m (16%), principally due to a decrease in the cash collateral held against derivative trades and the increase in the value of Sterling relative to other currencies. Balances in Barclays Commercial Bank fell by £5,125m (7%) due to reduced customer demand in Larger Business and BASF.

In the retail portfolios, balances were stable. There were increases of £1,766m (2%)  in UK Retail Banking, reflecting a rise of £2,126m (3%) in Home Finance balances, and of £1,038m (4%) in GRCB - Absa, mainly due to increases in the Home Finance book. These were offset by falls in GRCB - Emerging Markets, GRCB - Western Europe, and Barclaycard, which were principally driven by an increase in the value of Sterling relative to other currencies.

1    For 30.06.09, the impairment charge provided above relates to the six months ended 30.06.09. For 31.12.08, the impairment charge provided above relates to the twelve months ended 31.12.08

2    The loan loss rates for 30.06.09 have been calculated on an annualised basis.

Impairment Charges

Impairment charges on loans and advances increased 73% (£1,642m) to £3,903m (2008: £2,261m). Approximately one third of this increase was attributable to currency movements and methodology and model enhancements, with the remainder being driven by economic deterioration and portfolio maturation. This increase in impairment, combined with a fall in loans and advances balances means that the impairment charges on loans and advances as a percentage of period-end Group total loans and advances increased to 165bps (31st December 2008: 95bps). When measured against constant year-end loans and advances balances and impairment at average 2008 foreign exchange rates, the loan loss rate for the period was 144 bps.

In the wholesale portfolios, impairment charges on loans and advances rose 51% (£646m) to £1,922m (2008: £1,276m) mainly as a consequence of increases in Barclays Capital, Barclays Commercial Bank and GRCB - Western Europe (Spain). With gross loans and advances falling by 13% to £273,032m (31st December 2008: £314,508m), the wholesale loan loss rate increased to 141bps (31st December 2008: 82bps).

In the retail portfolios, impairment charges on loans and advances rose 101% (£996m) to £1,981m (2008: £985m), as a consequence of increased impairment across all GRCB businesses, particularly in the international portfolios. With gross loans and advances remaining broadly stable at £200,552m (31st December 2008: £201,588m), the retail loan loss rate increased to 198bps (31st December 2008: 116bps).

Impairment Charges and Other Credit Provisions

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Impairment charges on loans and advances	3,870	2,651	1,933
Charges in respect of undrawn facilities and guarantees	33	1	328
Impairment charges on loans and advances	3,903	2,652	2,261
Impairment charges on reverse repurchase agreements	3	21	103
Impairment charges on available for sale assets	650	298	84
Impairment charges and other credit provisions	4,556	2,971	2,448

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.09	31.12.08	30.06.08
By Business	£m	£m	£m
UK Retail Banking	469	314	288
Barclays Commercial Bank	457	266	148
Barclaycard	915	620	477
GRCB - Western Europe	301	194	103
GRCB - Emerging Markets	213	99	66
GRCB - Absa	295	222	125
Barclays Capital	525	365	54
Barclays Wealth	21	32	12
Head Office Functions & Other Operations	1	8	3
Group Total excluding other credit market related provisions	3,197	2,120	1,276
Credit Market Related Provisions	1,170	655	1,108
Other AFS Assets & Reverse Repos	189	196	64
Group Total	4,556	2,971	2,448

Gross Loans and Advances at Amortised Cost by Geographical Area and Industry Sector

	United Kingdom	Other European Union	United States	Africa	Rest of the World	Total
As at 30.06.09	£m	£m	£m	£m	£m	£m
Financial institutions	33,071	28,553	51,890	4,923	21,712	140,149
Agriculture, forestry and fishing	2,231	156	1	873	3	3,264
Manufacturing	9,157	7,012	1,898	834	2,773	21,674
Construction	4,076	1,782	17	2,733	286	8,894
Property	13,516	4,617	476	3,750	1,099	23,458
Government	298	1,046	402	1,428	1,919	5,093
Energy and water	2,541	4,927	2,339	118	2,353	12,278
Wholesale and retail distribution and leisure	13,538	2,454	764	1,062	1,422	19,240
Transport	2,957	1,961	314	241	1,331	6,804
Postal and communication	1,201	819	565	486	906	3,977
Business and other services	15,091	4,672	2,494	4,846	2,852	29,955
Home loans	86,811	31,008	39	20,316	242	138,416
Other personal	29,251	7,158	6,897	2,514	3,174	48,994
Finance lease receivables	3,518	2,310	304	5,057	199	11,388
Total loans and advances to customers	217,257	98,475	68,400	49,181	40,271	473,584

As at 31.12.08
Financial institutions	32,982	26,081	68,825	4,017	26,927	158,832
Agriculture, forestry and fishing	2,245	216	-	817	3	3,281
Manufacturing	11,340	8,700	2,171	1,082	3,081	26,374
Construction	4,278	1,786	21	2,053	101	8,239
Property	12,091	4,814	549	3,485	1,216	22,155
Government	661	1,826	1,133	1,869	2,807	8,296
Energy and water	3,040	5,313	3,085	118	2,545	14,101
Wholesale and retail distribution and leisure	14,421	2,653	1,165	1,012	957	20,208
Transport	3,467	2,603	415	739	1,388	8,612
Postal and communication	1,491	962	3,343	293	1,179	7,268
Business and other services	19,589	5,490	2,279	4,699	5,316	37,373
Home loans	82,544	33,644	17	19,018	161	135,384
Other personal	31,490	7,247	7,702	3,087	3,561	53,087
Finance lease receivables	3,911	3,328	298	5,130	219	12,886
Total loans and advances to customers	223,550	104,663	91,003	47,419	49,461	516,096

Wholesale Credit Risk

As we enter the second half of 2009, the principal uncertainties relating to the performance of the wholesale portfolios are:

•          The depth and duration of the recessions in the UK, US, Spain and South Africa

•          The potential for single name risk and for idiosyncratic losses in different sectors and geographies where credit positions are sensitive to economic downturn

•          The performance of the underlying collateral supporting US RMBS and related positions, which may deteriorate further

•          Possible additional deterioration in the underlying collateral supporting our other credit market exposures, including monolines, commercial real estate and leveraged finance

Gross loans and advances fell 13% to £273,032m (31st December 2008: £314,508m), largely due to Barclays Capital where loans and advances fell by £32,415m (16%), principally due to a decrease in the cash collateral held against derivative trades and the increase in the value of Sterling relative to other currencies. Gross loans and advances in Barclays Commercial Bank fell by £5,125m (7%) due to reduced customer demand in Larger Business and BASF. The fall in balances of £1,805m (11%) in GRCB -Western Europe was primarily due to the strengthening of Sterling against the Euro.

Impairment charges on loans and advances rose 51% (£646m) to £1,922m (2008: £1,276m), primarily in Barclays Capital. In Barclays Commercial Bank, impairment charges rose in both the Larger and Medium Business divisions as default rates rose and asset values fell. Impairment rose in GRCB - Western Europe, reflecting the impact of economic deterioration in Spain on the commercial, construction, and SME portfolios, and in GRCB Absa, which rose from a low base, reflecting the deterioration in wholesale credit conditions.

The loan loss rate on the wholesale and corporate portfolio rose to 141bps (31st December 2008: 82bps).

Wholesale Loans and Advances at Amortised Cost

As at 30.06.09	Gross Loans and Advances	Impairment Allowance	Loans and Advances Net of Impairment	Credit Risk Loans	CRLs % of Gross Loans and Advances	Impairment Charge [1]	Loan Loss Rates [2]
	£m	£m	£m	£m	%	£m	bps
BCB	63,779	599	63,180	1,713	2.7%	457	143
Barclaycard	384	4	380	11	2.9%	8	417
GRCB WE	13,945	342	13,603	1,151	8.3%	151	217
GRCB EM	5,087	126	4,961	173	3.4%	27	106
GRCB Absa	9,308	188	9,120	408	4.4%	41	88
Barclays Capital	176,181	2,658	173,523	6,302	3.6%	1,231	140
BGI	319	-	319	-	-	-	-
Barclays Wealth	3,213	35	3,178	170	5.3%	6	37
Head Office	816	12	804	-	-	1	25
Total	273,032	3,964	269,068	9,928	3.6%	1,922	141

As at 31.12.08
BCB	68,904	504	68,400	1,181	1.7%	414	60
Barclaycard	301	2	299	20	6.6%	11	365
GRCB WE	15,750	232	15,518	579	3.7%	125	79
GRCB EM	7,233	122	7,111	190	2.6%	36	50
GRCB Absa	8,648	140	8,508	304	3.5%	19	22
Barclays Capital	208,596	1,796	206,800	5,743	2.8%	1,936	93
BGI	834	-	834	-	-	-	-
Barclays Wealth	3,282	28	3,254	174	5.3%	28	85
Head Office	960	11	949	1	0.1%	11	115
Total	314,508	2,835	311,673	8,192	2.6%	2,580	82

1    For 30.06.09, the impairment charge provided above relates to the six months ended 30.06.09. For 31.12.08, the impairment charge provided above relates to the twelve months ended 31.12.08
2    The loan loss rates for 30.06.09 have been calculated on an annualised basis.

Analysis of Wholesale Loans and Advances at Amortised Cost Net of Impairment Allowances

	Corporate		Government		Settlement Balances & Cash Collateral		Other Wholesale		Total Wholesale
Wholesale	30.06.09	31.12.08	30.06.09	31.12.08	30.06.09	31.12.08	30.06.09	31.12.08	30.06.09	31.12.08
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
BCB	62,934	67,741	246	659	-	-	-	-	63,180	68,400
B'card	380	299	-	-	-	-	-	-	380	299
GRCB WE	13,469	15,226	-	32	-	-	134	260	13,603	15,518
GRCB EM	4,126	5,074	178	1,709	-	-	657	328	4,961	7,111
GRCB Absa	8,785	8,480	335	28	-	-	-	-	9,120	8,508
BarCap	54,980	72,796	3,297	3,760	61,908	79,418	53,338	50,826	173,523	206,800
BGI	319	834	-	-	-	-	-	-	319	834
Wealth	3,178	3,254	-	-	-	-	-	-	3,178	3,254
HO	804	949	-	-	-	-	-	-	804	949
Total	148,975	174,653	4,056	6,188	61,908	79,418	54,129	51,414	269,068	311,673

Analysis of Barclays Capital Wholesale Loans and Advances at Amortised Cost

As at 30.06.09	Gross Loans & Advances	Impair-ment Allowance	Loans and Advances Net of Impairment	Credit Risk Loans	CRLs % of Gross Loans & Advances	Impair-ment Charge [1]	Loan Loss Rates [2]
Loans & Advances to Banks	£m	£m	£m	£m	%	£m	bps
Cash collateral & settlement balances	16,198	-	16,198	-	-	-	-
Interbank lending	33,138	58	33,080	42	0.1%	11	7
Loans & Advances to Customers
Corporate lending	59,384	1,107	58,277	1,755	3.0%	676	228
ABS CDO Super Senior	3,565	1,310	2,255	3,565	100.0%	437	2,452
Other wholesale lending	18,186	183	18,003	940	5.2%	107	118
Cash collateral and settlement balances	45,710	-	45,710	-	-	-	-
Total	176,181	2,658	173,523	6,302	3.6%	1,231	140

As at 31.12.08
Loans & Advances to Banks
Cash collateral & settlement balances	19,264	-	19,264	-	-	-	-
Interbank lending	24,086	51	24,035	48	0.2%	40	17
Loans & Advances to Customers
Corporate lending	77,042	486	76,556	1,100	1.4%	305	40
ABS CDO Super Senior	4,117	1,013	3,104	4,117	100.0%	1,383	3,359
Other wholesale lending	23,933	246	23,687	478	2.0%	208	87
Cash collateral and settlement balances	60,154	-	60,154	-	-	-	-
Total	208,596	1,796	206,800	5,743	2.8%	1,936	93

1    For 30.06.09, the impairment charge provided above relates to the six months ended 30.06.09. For 31.12.08, the impairment charge provided above relates to the twelve months ended 31.12.08
2    The loan loss rates for 30.06.09 have been calculated on an annualised basis.

Barclays Capital wholesale loans and advances decreased 16% to £176,181m (31st December 2008: £208,596m). This was driven by a decrease in the cash collateral held against derivative trades and the increase in the value of Sterling relative to other currencies.

The corporate lending portfolio declined 24% to £58,277m (31st December 2008: £76,556m) primarily due to reductions in lending to non-UK clients, the repayment of leveraged finance exposure and the appreciation of Sterling against other currencies.

Included within corporate lending and other wholesale lending portfolios are £6,595m (31st December 2008: £7,674m) of loans backed by retail mortgage collateral classified within financial institutions.

Analysis of Barclays Capital Loans and Advances at Amortised Cost Net of Impairment Allowances by Industry Sector

	As at	As at
	30.06.09	31.12.08
	£m	£m
Financial institutions	124,892	146,765
Agriculture, forestry and fishing	11	-
Manufacturing	10,649	13,954
Construction	204	190
Property	2,968	3,504
Government	5,526	5,031
Energy and water	10,874	12,704
Wholesale and retail distribution and leisure	3,720	4,830
Transport	2,571	3,675
Postal and communications	3,069	5,600
Business and other services	7,241	8,081
Other personal	-	168
Finance Lease receivables	1,798	2,298
Total	173,523	206,800

Barclays Capital Loans and Advances Held at Fair Value

Barclays Capital loans and advances held at fair value were £14,028m (31st December 2008: £19,630m). £10,292m of these are discussed within the credit market exposures, the majority of which are made up of commercial real estate loans.

Analysis of Barclays Commercial Bank Loans and Advances by Industry Sector

The table below analyses the industry split of Barclays Commercial Bank Loans and advances after impairment allowances of £599m (31st December 2008: £504m). Overall our lending book has decreased due to a reduction in demand and increased impairment levels.

Barclays Commercial Bank Loans and Advances Held at Amortised Cost net of Impairment Allowances	As at	As at
	30.06.09	31.12.08
	£m	£m
Financial institutions	5,856	7,294
Manufacturing	7,324	8,378
Construction	3,713	3,974
Property	9,051	8,985
Government	246	659
Energy and water	1,047	1,112
Wholesale and retail distribution and leisure	10,885	11,426
Transport	1,737	2,014
Postal and communications	1,088	1,303
Business and other services	16,453	16,611
Finance Lease receivables	5,780	6,644
Total	63,180	68,400

	As at	As at
Barclays Commercial Bank Loans and Advances Held at Fair Value	30.06.09	31.12.08
	£m	£m
Financial institutions and services	-	32
Construction	-	39
Property	6,914	7,366
Business and other services	672	535
Government	4,458	4,994
Total	12,044	12,966

Loans and advances held at fair value were £12,044m (31st December 2008: £12,966m). Of these £11,302m related to Government, Local Authority and Social Housing balances (31st December 2008: £12,360m). Fair value exceeds cost by £1,403m (31st December 2008: £3,018m). Fair value is calculated using a valuation model with reference to observable market inputs, and is matched by offsetting fair value movements on hedging instruments. The amortised cost of the fair value portfolio has increased from £9,964m in December 2008 to £10,641m in June 2009, representing a 7% increase in advances.

Property balances within loans and advances held at amortised cost and those held at fair value totalled £15,965m (31st December 2008: £16,351m) of which £8,528m related to Social Housing (31st December 2008: £8,795m).

Analysis of Barclays Commercial Bank Financial Sponsor Leveraged Finance

As at 30th June 2009, the exposure relating to Financial Sponsor related leveraged finance loans in Barclays Commercial Bank was £2,186m. There has been no new origination of Financial Sponsor related leveraged finance transactions since 31st December 2008.

	As at	As at
Leveraged Finance Exposure by Region	30.06.09	31.12.08
	£m	£m
UK	1,828	2,111
Europe	348	323
Other	10	11
Total lending and commitments	2,186	2,445
Underwriting	-	28
Net lending and commitments at period end	2,186	2,473

The industry classification of the exposure was as follows:

	As at 30.06.09			As at 31.12.08
Leveraged Finance Exposure by Industry	Drawn	Undrawn	Total	Drawn	Undrawn	Total
	£m	£m	£m	£m	£m	£m
Business and other services	952	166	1,118	1,083	288	1,371
Construction	22	3	25	12	5	17
Energy and water	9	3	12	43	17	60
Financial institutions and services	63	9	72	58	10	68
Manufacturing	390	119	509	307	130	437
Postal and communications	52	3	55	35	2	37
Property	23	3	26	26	5	31
Transport	3	1	4	14	43	57
Wholesale and retail distribution and leisure	314	51	365	297	70	367
Total exposure	1,828	358	2,186	1,875	570	2,445
Retail Credit Risk

As we enter the second half of 2009, the principal uncertainties relating to the performance of the retail portfolios are:

The depth and duration of the recessions in the UK, US, Spain and South Africa

The speed and extent of further rises in unemployment in those markets and the impact on delinquency and charge-off rates

The possibility of further, sustained falls in residential property prices in the UK, South Africa and Spain

The uncertain outlook for inflation and interest rates, and resulting further impact on unemployment

The availability of and demand for retail credit

Gross loans and advances to retail customers were stable at £200,552m (31st December 2008: £201,588m) with increases of £1,766m (2%) in UK Retail Banking, reflecting a rise of £2,126m (3%) in Home Finance balances, and £1,038m (4%) in GRCB - Absa mainly due to increases in the Home Finance book, offset by reductions in balances in GRCB - Emerging Markets, GRCB - Western Europe, and Barclaycard, which were principally driven by an increase in the value of Sterling relative to other currencies.

Impairment charges on loans and advances increased 101% (£996m) to £1,981m (2008: £985m) as charges increased across all businesses, but most notably in the international portfolios where delinquency balances and rates increased as the economic environment deteriorated and unemployment rose.

The loan loss rate on the retail portfolios increased to 198bps (31st December 2008: 116bps).

Retail Loans and Advances to Customers at Amortised Cost

As at 30.06.09	Gross Loans & Advances	Impairment Allowance	Loans & Advances Net of Impairment	Credit Risk Loans	CRLs % of Gross Loans & Advances	Impairment Charge [1]	Loan Loss Rates [2]
	£m	£m	£m	£m	%	£m	bps
UKRB	97,849	1,338	96,511	3,149	3.2%	469	96
Barclaycard	28,362	2,191	26,171	2,799	9.9%	907	640
GRCB WE	36,040	409	35,631	1,042	2.9%	150	83
GRCB EM	3,439	331	3,108	385	11.2%	186	1,082
GRCB Absa	25,715	568	25,147	2,504	9.7%	254	198
Barclays Wealth	9,147	35	9,112	138	1.5%	15	33
Total	200,552	4,872	195,680	10,017	5.0%	1,981	198

As at 31.12.08
UKRB	96,083	1,134	94,949	2,403	2.5%	602	63
Barclaycard	29,390	1,677	27,713	2,566	8.7%	1,086	370
GRCB WE	38,997	306	38,691	798	2.0%	172	44
GRCB EM	4,004	187	3,817	175	4.4%	129	322
GRCB Absa	24,677	411	24,266	1,518	6.2%	328	133
Barclays Wealth	8,437	24	8,413	48	0.6%	16	19
Total	201,588	3,739	197,849	7,508	3.7%	2,333	116

1    For 30.06.09, the impairment charge provided above relates to the six months ended 30.06.09. For 31.12.08, the impairment charge provided above relates to the twelve months ended 31.12.08.
2    The loan loss rates for 30.06.09 have been calculated on an annualised basis.

Analysis of Retail Loans and Advances to Customers at Amortised Cost Net of Impairment Allowances

Total home loans to retail customers were stable at £134,728m (31st December 2008: £135,077m). The UK Home Finance portfolios within UK Retail Banking grew 3% to £84,429m (31st December 2008: £82,303m).

Unsecured retail credit (credit card and unsecured loans) portfolios fell 6% to £36,391m, (31st December 2008: £38,856m), principally driven by a strengthening in the value of Sterling relative to other currencies.

	Home Loans		Cards and Unsecured Loans		Other Retail		Total Retail
	30.06.09	31.12.08	30.06.09	31.12.08	30.06.09	31.12.08	30.06.09	31.12.08
	£m	£m	£m	£m	£m	£m	£m	£m
UKRB	84,429	82,303	7,845	8,294	4,237	4,352	96,511	94,949
Barclaycard	-	-	21,989	23,224	4,182	4,489	26,171	27,713
GRCB WE	30,375	33,807	4,037	4,423	1,219	461	35,631	38,691
GRCB EM	481	556	2,520	2,872	107	389	3,108	3,817
GRCB Absa	19,443	18,411	-	43	5,704	5,812	25,147	24,266
Barclays Wealth	-	-	-	-	9,112	8,413	9,112	8,413
Total	134,728	135,077	36,391	38,856	24,561	23,916	195,680	197,849

Home Loans

The Group's principal home loans portfolios continue to be in the UK Retail Banking Home Finance business (63% of the Group's total), GRCB - Western Europe (23%) primarily Spain, and South Africa (14%). Credit quality of the principal home loan portfolios reflected relatively conservative levels of high LTV lending. Using current valuations, the average LTV of the portfolios as at 30th June 2009 was 44% (31st December 2008: 40%) for UK Home Finance, 50% for Spain (31st December 2008: 48%) and 43% (31st December 2008: 41%) for South Africa. The average LTV for new mortgage business during 2009 at origination was 46% (31st December 2008: 47%) for UK Home Finance, 55% (31st December 2008: 63%) for Spain and 54% (31st December 2008: 58%) for South Africa. The percentage of balances with an LTV of over 85% based on current values was 17% (31st December 2008: 10%) for UK Home Finance, 6% (31st December 2008: 5%) for Spain and 29% (31st December 2008: 25%) for South Africa. In the UK, buy-to-let mortgages comprised 6% of the total stock.

Impairment charges rose across the home loans portfolios, reflecting the impact of lower house prices as well as some increases in arrears rates. Three-month arrears as at 30th June 2009 were 1.16% (31st December 2008: 0.91%) for UK mortgages, 0.76% (31st December 2008: 0.51%) for Spain and 4.02% (31st December 2008: 2.11%) for South Africa.

Home Loans - Distribution of Balances by Loan to Value (Current Valuations) 1

	UK		Spain [2]		South Africa
	30.06.09	31.12.08	30.06.09	31.12.08	30.06.09	31.12.08
	%	%	%	%	%	%
<= 75%	71.0%	78.2%	84.2%	86.7%	56.9%	60.5%
> 75% & <= 80%	6.1%	6.1%	5.0%	4.8%	7.0%	7.5%
> 80% & <= 85%	5.8%	5.5%	4.4%	3.7%	7.4%	7.2%
> 85% & <= 90%	5.0%	4.5%	3.0%	1.6%	7.3%	7.6%
> 90% & <= 95%	4.4%	2.5%	1.5%	1.3%	7.9%	6.7%
> 95%	7.7%	3.1%	1.9%	1.9%	13.5%	10.5%

Marked to market LTV %	44%	40%	50%	48%	43%	41%
Average LTV on New Mortgages	46%	47%	55%	63%	54%	58%

1    Based on the following portfolios: UK: UKRB Residential Mortgage and Buy to Let portfolios; Spain: GRCB Western Europe Spanish retail home finance portfolio; and South Africa: GRCB Absa retail home finance portfolio.
2    Spain marked to market methodology as per Bank of Spain requirements.

	As at	As at	As at
Home Loans - Three-Month Arrears [1]	30.06.09	31.12.08	30.06.08
	%	%	%
UK	1.16%	0.91%	0.70%
Spain [2]	0.76%	0.51%	0.34%
South Africa	4.02%	2.11%	0.96%

Credit Cards and Unsecured Loans

The Group's largest card and unsecured loan portfolios are in the UK (50% of Group total). The US accounts for 19%, where Barclaycard's portfolio is largely Prime credit quality (FICO score of 660 or more).

Arrears rates in the UK Cards portfolio rose during the first half of the year to 2.09% (31st December 2008: 1.57%), reflecting the impact of the economic downturn. Repayment Plan balances grew to support government initiatives to supply relief to customers experiencing financial difficulty. As a percentage of the portfolio, three-month arrears rates rose during 2009 to 2.71% (31st December 2008: 2.28%) for UK Loans and 3.17% (31st December 2008: 2.32%) for US Cards.

	As at	As at	As at
Unsecured Lending 3 Month Arrears [3]	30.06.09	31.12.08	30.06.08
	%	%	%
UK Cards	2.09%	1.57%	1.70%
UK Loans [4]	2.71%	2.28%	1.81%
US Cards[5]	3.17%	2.32%	2.19%

Potential Credit Risk Loans and Coverage Ratios

	CRLs		PPLs		PCRLs
	30.06.09	31.12.08	30.06.09	31.12.08	30.06.09	31.12.08
Retail Secured	3,992	2,783	394	280	4,386	3,063
Retail Unsecured and Other	6,025	4,725	788	217	6,813	4,942
Retail	10,017	7,508	1,182	497	11,199	8,005

Corporate/Wholesale	9,928	8,192	2,220	1,959	12,148	10,151
Group	19,945	15,700	3,402	2,456	23,347	18,156

	Impairment Allowance		CRL Coverage		PCRL Coverage
	30.06.09	31.12.08	30.06.09	31.12.08	30.06.09	31.12.08
Retail Secured	921	561	23.1%	20.2%	21.0%	18.3%
Retail Unsecured and Other	3,951	3,178	65.6%	67.3%	58.0%	64.3%
Retail	4,872	3,739	48.6%	49.8%	43.5%	46.7%

Corporate/Wholesale	3,964	2,835	39.9%	34.6%	32.6%	27.9%
Group	8,836	6,574	44.3%	41.9%	37.8%	36.2%

1    Defined as total 90 day + delinquent balances as a percentage of outstandings.
2    Arrears for 31st December 2008 and 30th June 2008 restated due to a revised charge-off definition implemented in the six months ended 30th June 2009
3    Defined as total 90 day + delinquent balances as a percentage of outstandings. Includes accounts on repayment plans but excludes legal.
4    UK Loans based on Barclayloans and Personal Loans from Barclaycard.
5    Excludes Business Card; June 2009 includes US Airways.

Credit Risk Loans

Credit Risk Loans (CRLs) rose 27% to £19,945m (2008: £15,700m). Balances were higher in all businesses as credit conditions continued to deteriorate across Barclays areas of operations. The most notable increases were in the international businesses in Global Retail and Commercial Banking, and the UK Home Finance and unsecured loan portfolios.

Retail Credit Risk Loans rose 33% to £10,017m (31st December 2008: £7,508m). CRL balances were higher in all businesses as retail credit conditions deteriorated. The most notable increases were in the international businesses in GRCB, particularly Absa, and UK Retail Banking, particularly the Home Finance and unsecured loans portfolios.

CRLs in retail secured mortgage products increased by £1,209m (43%) to £3,992m (31st December 2008: £2,783m). The key driver was Absa Home Finance where balances increased significantly as a result of the deteriorating economy. Increases were also seen in UK Home Finance, reflecting lower UK house prices and the slowing economy, and in Spain, as economic conditions deteriorated.

CRLs in the unsecured and other retail portfolios increased by £1,300m (28%) to £6,025m (31st December 2008: £4,725m). The key drivers for this increase were: Absa, which was impacted by the deteriorating economy; Barclaycard US, due to deteriorating credit conditions which resulted in rising delinquency rates; and in Spain, as economic conditions deteriorated and consumer indebtedness increased.

Wholesale Credit Risk Loans (CRLs) rose 21% to £9,928m (31st December 2008: £8,192m). CRL balances were higher in all businesses, reflecting the continuing downturn in economic conditions, with some further deterioration across default grades, higher levels of Early Warning List balances, and a rise in impairment and loan loss rates in most wholesale portfolios. The largest increases were in Barclays Commercial Bank, GRCB Western Europe and Barclays Capital. CRLs on Barclays Capital's Credit market exposures decreased £552m (13%) to £3,565m (31st December 2008: £4,117m), although the movement of Sterling against the United States Dollar was a significant driver for this fall.

Potential Problem Loans

Balances within the Group's Potential Problem Loans (PPLs) category rose by 39% to £3,402m (31st December 2008: £2,456m). The principal movements were in the retail portfolios, where PPLs rose £685m to £1,182m (31st December 2008: £497m) as credit conditions deteriorated, particularly in the international portfolios. PPL balances also increased in the wholesale and corporate portfolios to £2,220m (31st December 2008: £1,959m).

Potential Credit Risk Loans

Group Potential Credit Risk Loan (PCRL) balances rose 29% to £23,347m (31st December 2008: £18,156m). Excluding Barclays Capital's Credit Market exposures, PCRLs increased 41% to £19,782m (31st December 2008: £14,039m).

Total retail PCRL balances increased 40% to £11,199m (31st December 2008: £8,005m) as delinquency rates rose across a number of secured and unsecured portfolios, particularly in the UK, US, Spain and South Africa.

Total PCRL balances in the corporate and wholesale portfolios increased by 20% to £12,148m (31st December 2008: £10,151m) as a number of customers migrated into the CRL and PPL categories, reflecting higher default probabilities in the deteriorating global wholesale environment.

Impairment Allowances and Coverage Ratios

Impairment allowances increased 34% to £8,836m (31st December 2008: £6,574m). The Group's CRL coverage ratio increased to 44.3% (31st December 2008: 41.9%). The most significant driver was the higher coverage of Credit Market exposures. The Group's PCRL coverage ratio also increased to 37.8% (31st December 2008: 36.2%).

Retail impairment allowances increased 30% to £4,872m (31st December 2008: £3,739m). The CRL coverage ratio decreased to 48.6% (31st December 2008: 49.8%). The PCRL coverage ratio decreased to 43.5% (31st December 2008: 46.7%), as a result of higher PPL balances.

In the wholesale and corporate portfolios, impairment allowances increased 40% to £3,964m (31st December 2008: £2,835m). The CRL coverage ratio rose to 39.9% (31st December 2008: 34.6%). The overall PCRL coverage ratio also rose to 32.6% (31st December 2008: 27.9%). The main driver for this increase in the coverage ratios was the higher coverage in Credit Markets exposure.

Expected Loss

Basel II, introduced in 2008, includes, for those aspects of an entity's exposures that are on an Internal Ratings Based (IRB) approach, a statistical measure of credit losses known as Expected Loss (EL). EL is an estimate of the average loss amount from:

•	Defaulted and past due items at the reported date (i.e. incurred losses)

•	Modelled default events over a 12 month forward period for performing exposures

On the performing portfolios it is calculated as the product of Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD).

In light of the increasing prevalence of EL across the market, Barclays has decided to adopt EL rather than Risk Tendency (RT) as its statistical measure of credit losses. The main differences between the application of EL and RT are:

•	EL is assessed against both the performing and non-performing parts of the Group's portfolios, whereas RT is intended to measure the credit quality of the performing sections of the portfolios

•

EL considers average credit conditions, generally uses a "through-the-cycle" probability of default (PD) and incorporates an adjustment to Loss Given Default (LGD) which represents economic conditions in a downturn. RT, in contrast, uses current credit conditions, a "point-in-time" PD and has no further adjustment to represent economic conditions in a downturn

The aspect of an entity's exposures that are not on an IRB approach will continue to be measured on the standardised approach, against which Basel II does not assess EL. For this purpose, the regulatory impairment allowance on IRB and standardised portfolios gives an indication of credit losses on the standardised book.

The total EL (and, for reference, the regulatory impairment allowance) on IRB portfolios, together with the regulatory impairment allowance on standardised portfolios, are as follows:

	As at	As at
Total EL on IRB Portfolios	30.06.09	31.12.08
	£m	£m
UK Retail Banking	1,430	1,258
Barclays Commercial Bank	874	819
Barclaycard	1,133	910
GRCB - Western Europe	199	-
GRCB - Emerging Markets	-	-
GRCB - Absa	970	692
Barclays Capital	1,952	1,557
Barclays Wealth	17	-
Head Office Functions & Other Operations	12	1
Total EL on IRB portfolios	6,587	5,237

Total regulatory impairment allowance on IRB portfolios	6,342	4,672

Total regulatory impairment allowance on standardised portfolios	3,594	2,560

EL is reflected in the calculation of capital supply, such that, for IRB portfolios, 50% of the excess of EL over total impairment allowances and valuation adjustments is deducted from each of Tier 1 and Tier 2. If total impairment allowances and valuation adjustments exceed EL, then this excess can be added to Tier 2 capital.

There are several differences in the calculation of the regulatory impairment allowance and EL, with these measures representing different views of losses and, as such, they are not directly comparable. These differences include the fact that regulatory impairment allowance reflects defaulted and past due items at the reporting date (i.e. incurred losses), whereas EL includes both the best estimate of losses in the non-performing portfolio and the expected losses over the coming 12 months in the performing portfolio. EL for the performing portfolio is also based on Exposure at Default (EAD) and downturn LGD. For these reasons, EL will generally exceed regulatory impairment allowance. As noted above, this excess is deducted from capital.

In addition, whilst the regulatory impairment allowance is based on the impairment allowance for loans and advances, there are differences between these amounts in two main respects. Firstly, the regulatory impairment allowance includes valuation adjustments on available for sale exposures and exposures designated at fair value. Secondly, it excludes impairment held against securitisation exposures.

The principal drivers of the increase in EL during the six months ending 30th June 2009 are as follows:

•	UK Retail Banking EL increased £172m, reflecting growth in customer assets and the deteriorating economic environment

•	Barclays Commercial Bank EL increased by £55m, driven primarily by an overall increase in the non-performing book combined with a small rise in the LGD experienced at default

•	Barclaycard EL increase of £223m was driven by the combination of an additional roll-out of IRB during the period and increased levels of retained non-performing assets during the recovery period

•	GRCB - Western Europe EL increased to £199m following the migration of Spanish card portfolio and Italian and Portuguese mortgage portfolios onto the IRB approach

•	GRCB - Absa EL increased by £278m, mostly due to exchange rate movements, higher delinquency levels and a deterioration in credit quality of the performing book

•

Barclays Capital EL increase of £395m was primarily driven by client downgrades, offset by a reduction in EAD due to favourable exchange rate movements caused by the strengthening of sterling against other currencies

It is anticipated that further exposures will be moved onto the IRB approach during the second half of 2009.

By comparison, RT for Barclays portfolio of performing exposures has increased from £3.7bn at 31st December 2008 to £4.0bn at 30th June 2009.

Debt Securities and Other Bills

The following table presents an analysis of the credit quality of debt and similar securities, other than loans held within the Group. Securities rated as investment grade amounted to 92.6% of the portfolio (2008: 91.6%).

	Treasury and Other Eligible Bills	Debt Securities	Total
As at 30.06.09	£m	£m	£m	%
AAA to BBB- (investment grade)	6,915	176,983	183,898	92.6%
BB+ to B	950	10,667	11,617	5.9%
B- or lower	82	2,955	3,037	1.5%
Total	7,947	190,605	198,552	100.0%

Of Which Issued By:
- governments and other public bodies	7,947	66,493	74,440	37.5%
- US agency	-	28,139	28,139	14.2%
- mortgage and asset-backed securities	-	26,449	26,449	13.3%
- corporate and other issuers	-	50,492	50,492	25.4%
- bank and building society certificates of deposit	-	19,032	19,032	9.6%
Total	7,947	190,605	198,552	100.0%

Of Which Classified As:
- trading portfolio assets	2,976	126,101	129,077	65.0%
- financial instruments designated at fair value	-	4,286	4,286	2.2%
- available-for-sale securities	4,971	60,218	65,189	32.8%
Total	7,947	190,605	198,552	100.0%

As at 31.12.08
AAA to BBB- (investment grade)	7,314	198,493	205,807	91.6%
BB+ to B	1,233	15,309	16,542	7.4%
B- or lower	-	2,343	2,343	1.0%
Total	8,547	216,145	224,692	100.0%

Of Which Issued By:
- governments and other public bodies	8,547	73,881	82,428	36.7%
- US agency	-	34,180	34,180	15.3%
- mortgage and asset-backed securities	-	34,844	34,844	15.5%
- corporate and other issuers	-	55,244	55,244	24.6%
- bank and building society certificates of deposit	-	17,996	17,996	7.9%
Total	8,547	216,145	224,692	100.0%

Of Which Classified As:
- trading portfolio assets	4,544	148,686	153,230	68.2%
- financial instruments designated at fair value	-	8,628	8,628	3.8%
- available-for-sale securities	4,003	58,831	62,834	28.0%
Total	8,547	216,145	224,692	100.0%

Market Risk

Market Risk is the risk that Barclays earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices, and foreign exchange rates. The majority of market risk exposure resides in Barclays Capital.

Risk Measurement and Control

The measurement techniques used to measure and control traded market risk include Daily Value at Risk (DVaR), Expected Shortfall, Global Asset Class stress testing and Global Scenario stress testing.

DVaR is an estimate of the potential loss arising from unfavourable market movements, if the current positions were to be held unchanged for one business day. Barclays Capital uses the historical simulation method with a two year unweighted historical period at the 95% confidence level.

Extreme market volatility during the second half of 2008 increased DVaR materially. As a consequence of the unweighted DVaR historical simulation methodology, this market volatility continued to impact DVaR in the first half of 2009.

Expected Shortfall is the average of all hypothetical losses from the historical simulation beyond DVaR. Formal monitoring of Expected Shortfall started in the second half of 2008.

Stress testing provides an indication of the potential size of losses that could arise in extreme conditions. Global Asset Class stress testing has been designed to cover major asset classes including interest rate, credit spread, commodity, equity, foreign exchange rates and emerging markets. Global Scenario testing is based on hypothetical events which could lead to extreme yet plausible stress type moves, under which profitability is seriously challenged. Examples include 'Global Pandemic', 'Problems with GBP sovereign issuances' and 'Liquidity crisis'.

Market Risk is controlled through the use of limits where appropriate on the above risk measures. Limits are set at the total Barclays Capital level, risk factor level e.g. interest rate risk, and business line level. Book limits such as foreign exchange and interest rate delta limits are also in place.

Analysis of Barclays Capital's Market Risk Exposure

Volatility across financial markets decreased from the extreme levels observed in the second half of 2008 but remained high by historical standards. There were signs that the pace of economic decline had moderated.

Against this background, Barclays Capital's market risk exposure, as measured by average DVaR, increased 40% to £87.4m (second half 2008: £62.6m). The increase was mainly due to increased interest rate and credit spread position taking. When compared to the first half of 2008, average DVaR has increased 100% from £43.8m, mainly due to increased position taking arising from the acquisition of the Lehman Brothers North American business and increased market volatility.

DVaR peaked at £118.7m in March 2009 before trending down due to decreases in interest rate and credit spread exposures. Total DVaR as at 30th June 2009, was £71.1m (31st December 2008: £86.6m, 30th June 2008: £48.0m).

Expected Shortfall averaged £132.9m in the first half of 2009. This was £45.6m greater than the second half of 2008 mainly due to increased interest rate and credit spread risk. Against the first half of 2008, the increase was £81.0m.

As we enter the second half of 2009, the principal uncertainties which may impact Barclays market risk relate to volatility in interest rates, commodities, credit spreads, equity prices and foreign exchange rates. While these markets exhibit improved liquidity and reduced volatility from the extreme conditions observed during 2008, price instability and higher volatility may still arise as major economies seek to return to positive growth through monetary and fiscal policy stimulus.

The daily average, maximum and minimum values of DVaR and Expected Shortfall are calculated as below:

	Half Year Ended 30.06.09			Half Year Ended 31.12.08			Half Year Ended 30.06.08
DVaR (95%)	Average	High [1]	Low [1]	Average	High [1]	Low [1]	Average	High [1]	Low [1]
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate risk	53.6	82.6	38.7	31.2	47.8	15.1	26.6	42.7	20.0
Credit spread risk	70.8	102.3	49.1	42.6	71.7	17.2	19.3	24.0	15.4
Commodity risk	14.3	17.1	11.1	18.4	25.4	13.2	17.8	23.0	12.5
Equity risk	12.8	18.9	7.1	11.3	21.0	6.9	6.8	9.6	4.8
Foreign exchange risk	8.8	14.7	4.2	7.6	13.0	4.5	4.1	7.3	2.1
Diversification effect	(72.9)	-	-	(48.5)	-	-	(30.8)	-	-
	87.4	118.7	65.5	62.6	95.2	38.1	43.8	54.6	35.5

Expected shortfall	132.9	188.0	96.1	87.3	145.8	40.7	51.9	65.6	45.0

Liquidity Risk

Barclays manages liquidity to ensure that funding mismatches are appropriate and that sufficient liquidity is maintained to withstand a severe stress period. Our measurement of the impact of a severe stress event includes comprehensive outflows from both the retail and commercial bank, and the investment bank. Offsetting these outflows are anticipated inflows from surplus collateral being mobilised and contractual inflows. The size of the outflows is a function of many factors including the composition of deposit funding, loan commitments and other contingent outflows.

Barclays has continued to maintain a strong liquidity profile in 2009, sufficient to absorb the impact of a stressed funding environment. We have access to a substantial pool of liquidity both in secured markets and from unsecured depositors including several foreign governments and central banks. In addition our limited reliance on securitisations as a source of funding has meant that the uncertainty in securitisation markets has not significantly impacted our liquidity risk profile.

Whilst funding markets have been difficult in the past six months, Barclays has been able to increase available liquidity, extend the term of unsecured liabilities, and reduce reliance on unsecured funding. During 2009 Barclays has completed a number of benchmark transactions in the senior debt market in the US, UK and Europe.

As at 30th June 2009, Barclays had surplus liquidity of £88bn (31st December 2008: £36bn), including unencumbered cash at central banks, government securities and other central bank eligible securities. In addition, Barclays has improved the ratio of customer deposits to loans and advances to customers to 129% as at 30th June 2009 (31st December 2008: 138%).

Global Retail and Commercial Banking, Barclays Wealth and Head Office Functions

GRCB, Barclays Wealth and Head Office Functions are not reliant on wholesale funding, with total liabilities of £388bn (31st December 2008: £382bn) exceeding total assets of £344bn (31st December 2008: £353bn) in those businesses by £44bn as at 30th June 2009 (31st December 2008: £29bn).

During the first six months of 2009, GRCB and Barclays Wealth customer deposits reduced modestly, predominantly in rate sensitive balances, although foreign exchange effects also caused a reduction in Sterling equivalents. The decrease was more than offset by a reduction in assets, resulting in an improvement in the funding position.

	As at	As at	As at
GRCB and Barclays Wealth Deposit Balances	30.06.09	31.12.08	30.06.08
	£bn	£bn	£bn
Total customer deposits	229	235	218

1    The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.

Barclays Capital

Barclays Capital manages liquidity to be self-funding through both unsecured and secured wholesale sources, managing access to liquidity to ensure that potential cash outflows in a stressed environment are covered.

In addition, Barclays Capital manages the overall wholesale funding for Barclays. Substantial resources are maintained to offset maturing deposits and debt. These readily available assets are sufficient to absorb stress level losses of liquidity from unsecured as well as contingent cash outflows such as collateral requirements on ratings downgrades. In addition, Barclays maintains significant pools of securitisable assets.

Wholesale Depositor Split By Counterparty Type	Banks	Corporates	Governments	Central Banks	Other Financial Institutions	Total
	%	%	%	%	%	%
As at 30.06.09	33%	15%	10%	8%	34%	100%
As at 31.12.08	32%	15%	11%	9%	33%	100%

Wholesale Depositor Split By Geography	US	UK	Other EU	Japan	Africa	Rest of World	Total
	%	%	%	%	%	%	%
As at 30.06.09	17%	21%	20%	5%	15%	22%	100%
As at 31.12.08	13%	22%	16%	9%	17%	23%	100%

Unsecured Funding

In 2009 Barclays Capital has increased the term of outstanding unsecured liabilities from an average 11 months to 15 months. As at 30th June 2009, Barclays Capital had no net unsecured funding requirement less than 1 month (31st December 2008: 25%).
Barclays debt issuance includes issues of senior and subordinated debt in US registered offerings and medium term note programmes and European medium term note programmes. Substantially all unsecured senior issuance is without covenants that trigger increased cost or accelerate maturity. Furthermore, in 2009, Barclays issued benchmark unguaranteed bonds in a variety of currencies including Sterling, Euro and US Dollar.

Secured Funding

Barclays funds securities based on their underlying liquidity characteristics. Limits are in place for each security asset class reflecting liquidity in the cash and financing markets for these assets. Approximately 90% of assets funded in repurchase and stock loan transactions are fundable within central bank facilities (excluding Bank of England Emergency facilities and the Federal Reserve Primary Dealer Credit Facility).

Secured Financing by Asset Class (% of Total Secured Funding)

	Government	Agency	MBS	ABS	Corp	Equity	Other
	%	%	%	%	%	%	%
As at 30.06.09	55	7	10	9	10	8	1
As at 31.12.08 [1]	48	9	11	9	15	4	3

1    Restated from that previously reported due to the enhancement of definitions

  Capital and Performance Management

Total Assets and Risk Weighted Assets by Business

	Total Assets by Business			Risk Weighted Assets by Business
	As at	As at	As at	As at	As at	As at
	30.06.09	31.12.08	30.06.08	30.06.09	31.12.08	30.06.08
	£m	£m	£m	£m	£m	£m
UK Retail Banking	102,558	101,384	96,314	31,738	30,491	31,721
Barclays Commercial Bank	77,600	84,029	80,955	61,536	63,081	58,552
Barclaycard	29,541	30,925	24,278	26,860	27,316	22,838
GRCB - Western Europe	59,933	65,519	51,515	30,060	36,953	29,089
GRCB - Emerging Markets	11,173	13,866	10,998	11,296	14,607	12,129
GRCB - Absa	42,643	40,391	34,178	20,163	18,846	15,785
Barclays Capital	1,133,685	1,629,117	966,109	209,783	227,448	168,065
Barclays Global Investors	67,842	71,340	79,030	3,659	3,910	4,509
Barclays Wealth	14,297	13,263	17,749	10,881	10,300	9,000
Head Office Functions and Other Operations	6,066	3,146	4,528	78	350	1,051
Total assets	1,545,338	2,052,980	1,365,654	406,054	433,302	352,739

Adjusted Gross Leverage

		As at	As at	As at
	Pro Forma [1]	30.06.09	31.12.08	30.06.08
	£m	£m	£m	£m
Total assets		1,545,338	2,052,980	1,365,654
Counterparty net/collateralised derivatives		(506,774)	(917,074)	(358,634)
Financial assets designated at fair value and associated cash balances - held in respect of linked liabilities to customers under investment contracts		(66,039)	(69,183)	(80,949)
Settlement Balances		(35,314)	(29,786)	(39,376)
Goodwill and intangible assets		(10,146)	(10,402)	(8,132)
Adjusted total tangible assets		927,065	1,026,535	878,563

Total qualifying Tier 1 capital	47,005	42,625	37,250	27,700

Adjusted gross leverage	20	22	28	32

Risk Weighted Assets by Risk

	As at	As at	As at
	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Credit risk	263,179	266,912	239,767
Counterparty risk	58,790	70,902	43,979
Market risk
- Modelled - VaR	13,139	14,452	8,484
- Modelled - IDRC [2] and Non-VaR	5,268	7,771	7,164
- Standardised	34,530	43,149	24,814
Operational risk	31,148	30,116	28,531
Total risk weighted assets	406,054	433,302	352,739

1    Presents the impact of the sale of the Barclays Global Investors business to BlackRock Inc as if it would have occurred on 16th June 2009.

2    Defined on page 122 to 123.

		As at	As at	As at
Capital Resources		30.06.09	31.12.08	30.06.08
Tier 1		£m	£m	£m
Called up share capital		2,757	2,093	1,642
Eligible reserves		35,349	31,156	22,603
Minority interests [1]		14,993	13,915	11,922
Tier 1 notes[2]		1,008	1,086	902
Less: intangible assets		(9,729)	(9,964)	(8,063)
Less: deductions from Tier 1 capital		(1,753)	(1,036)	(1,306)
Total qualifying Tier 1 capital		42,625	37,250	27,700

Tier 2
Revaluation reserves		25	26	25
Available for sale-equity gains		144	122	228
Collectively assessed impairment allowances		2,221	1,654	999
Minority interests		538	607	445
Qualifying Subordinated Liabilities: [3]
Undated loan capital		1,541	6,745	4,913
Dated loan capital		15,181	14,215	12,165
Less: deductions from Tier 2 capital		(1,753)	(1,036)	(1,306)
Total qualifying Tier 2 capital		17,897	22,333	17,469

Less: Regulatory Deductions
Investments not consolidated for supervisory purposes		(435)	(403)	(523)
Other deductions		(1,367)	(453)	(194)
Total deductions		(1,802)	(856)	(717)

Total net capital resources		58,720	58,727	44,452

Capital Ratios	Pro Forma [4]
Core Tier 1 ratio	8.8%	7.1%	5.6%	4.6%
Tier 1 ratio	11.7%	10.5%	8.6%	7.9%
Risk asset ratio	15.3%	14.5%	13.6%	12.6%

1    Includes equity minority interests of £2,133m (31st December 2008: £1,981m, 30th June 2009: £1,526m).

2    Tier 1 notes are included in subordinated liabilities in the consolidated balance sheet.

3    Subordinated liabilities include excess innovative Tier 1 instruments and are subject to limits laid down in the regulatory requirements.
4    P resents the impact of the sale of the Barclays Global Investors business to BlackRock Inc as if it would have occurred on 16th June 2009.

Capital Resources

Tier 1 capital increased by £5.4bn during the period, driven by profits attributable to equity holders (£1.9bn), conversion of the MCNs to ordinary shares (£3.7bn), a lower adjustment to reverse the recognition of gains on own credit (£0.6bn) and the resultant increase in the amount of innovative capital eligible for inclusion in tier 1 (£1.3bn). These increases were partially offset by exchange rate movements (£1.9bn) and higher Tier 1 deductions (£0.7bn).

Tier 2 capital decreased by £4.4bn due to exchange rate movements (£1.9bn), lower levels of innovative capital in excess of the Tier 1 limits (£1.3bn), net redemptions of capital issues (£0.8bn) and higher Tier 2 deductions (£0.7bn).

Reconciliation of Regulatory Reserves and Core Tier 1 Capital

Capital is defined differently for accounting and regulatory purposes. A reconciliation of shareholders' equity for accounting purposes to called up share capital and eligible reserves for regulatory purposes and to Core Tier 1 capital is set out below:

	As at	As at	As at
	30.06.09	31.12.08	30.06.08
	Basel II	Basel II	Basel II
	£m	£m	£m
Shareholders' equity excluding minority interests	37,699	36,618	22,289
MCNs not yet converted	-	(3,652)	-
Available for sale reserve	685	1,190	363
Cash flow hedging reserve	(330)	(132)	419
Adjustments to Retained Earnings
Defined benefit pension scheme	968	849	1,099
Additional companies in regulatory consolidation and non-consolidated companies	(209)	(94)	(1)
Foreign exchange on RCIs and upper Tier 2 loan stock	73	(231)	420
Adjustment for own credit	(1,007)	(1,650)	(969)
Other adjustments	227	351	625
Called up share capital and eligible reserves for regulatory purposes	38,106	33,249	24,245

Equity Minority Interest	2,133	1,981	1,526
Less: Intangible Assets	(9,729)	(9,964)	(8,063)
Less: Net excess of Expected Loss over Impairment	(130)	(204)	(802)
Less: Securitisation Positions	(1,479)	(704)	(551)
Core Tier 1 Capital	28,901	24,358	16,355

Economic Capital

Barclays assesses capital requirements by measuring the Group's risk profile using both internally and externally developed models. The Group assigns economic capital primarily within seven risk categories: credit risk, market risk, business risk, operational risk, insurance risk, fixed assets and private equity.

The Group regularly reviews its economic capital methodology and benchmarks outputs to external reference points. The framework uses default probabilities during average credit conditions, rather than those prevailing at the balance sheet date, thus seeking to remove cyclicality from the economic capital calculation. The framework also adjusts economic capital to reflect time horizon, correlation of risks and risk concentrations.

Economic capital is allocated on a consistent basis across all of Barclays businesses and risk activities with allocations reflecting varying levels of risk. A single cost of equity is applied to calculate the cost of risk.

The total average economic capital required by the Group, as determined by risk assessment models and after considering the Group's estimated portfolio effects, is compared with the supply of economic capital to evaluate economic capital utilisation. Supply of economic capital is calculated as the average available shareholders' equity after adjustment and including preference shares.

Economic capital forms the basis of the Group's submission for the Basel II Internal Capital Adequacy Assessment Process (ICAAP).

Economic Capital Demand 1

	Average Half Year Ended	Average Half Year Ended	Average Half Year Ended
	30.06.09	31.12.08	30.06.08
	£m	£m	£m
UK Retail Banking	3,850	4,300	3,600
Barclays Commercial Bank	3,450	3,500	3,500
Barclaycard	3,300	2,900	2,500
GRCB - Western Europe	2,600	2,150	1,700
GRCB - Emerging Markets	1,300	1,200	950
GRCB - Absa	1,200	1,100	1,100
Barclays Capital	11,000	8,450	8,000
Barclays Global Investors	750	500	350
Barclays Wealth	600	550	500
Head Office Functions and Other Operations [2]	100	50	100
Economic Capital requirement (excluding goodwill)	28,150	24,700	22,300
Average historic goodwill and intangible assets [3]	11,050	9,850	9,000
Total economic capital requirement [4]	39,200	34,550	31,300

UK Retail Banking economic capital allocation decreased £450m to £3,850m (31st December 2008: £4,300m) driven primarily by a change in EC methodology for UK mortgages.

Barclays Commercial Bank economic capital allocation decreased £50m to £3,450m (31st December 2008: £3,500m) driven primarily by an increase in exposure weighted probability of default against a background of reduced asset growth and decreasing severity.

Barclaycard economic capital allocation increased £400m to £3,300m (31st December 2008: £2,900m), driven predominantly by exposure growth in the US and deterioration in credit quality

GRCB - Western Europe economic capital allocation increased £450m to £2,600m (31st December 2008: £2,150m), primarily due to a deterioration in credit quality and exchange rate movements.

GRCB - Emerging Markets economic capital allocation increased £100m to £1,300m (31st December 2008: £1,200m) as exposure growth in the portfolio through H2 2008 outstripped contraction in the portfolio through H1 2009. Over both periods the portfolio exposure changes resulted from both strategic choices in the absolute book size and the compounding effect of Sterling volatility.

GRCB - Absa economic capital allocation increased £100m to £1,200m (31st December 2008: £1,100m) primarily due to exchange rate movements, the full integration of Woolworths Financial Services and a slight deterioration in credit quality.

Barclays Capital economic capital allocation increased £2,550m to £11,000m (31st December 2008: £8,450m). This was driven by further downgrades across credit markets, securitisations and loan exposures, by an increase in the economic capital allocation for monolines exposures and by market volatility.

Barclays Global Investors economic capital allocation increased £250m to £750m (31st December 2008: £500m), primarily following downgrades in the cash funds being supported by BGI.

Barclays Wealth economic capital allocation increased £50m to £600m (31st December 2008: £550m), reflecting asset transfers from GRCB - Absa, incorporation of Barclays Wealth Americas and exchange rate movements.

1    Calculated using an adjusted average over the half year and rounded to the nearest £50m for presentation purposes. EC demand excludes the EC calculated for pension risk.
2    Includes Transition Businesses and capital for central functional risks.
3    Average goodwill relates to purchased goodwill and intangible assets from business acquisitions.
4    Total period end economic capital requirement as at 30th June 2009 stood at £38,700m (31st December 2008: £39,200m; 30th June 2008: £31,700m).

Economic Capital Supply

The capital resources to support economic capital comprise adjusted shareholders' equity including preference shares but excluding other minority interests. Preference shares have been issued to optimise the long-term capital base of the Group.

The capital resources to support economic capital are impacted by a number of factors arising from the application of IFRS and are modified in calculating available funds for economic capital. This applies specifically to:

•

Cashflow hedging reserve - to the extent that the Group undertakes the hedging of future cash flows, shareholders' equity will include gains and losses which will be offset against the gain or loss on the hedged item when it is recognised in the income statement at the conclusion of the future hedged transaction. Given the future offset of such gains and losses, they are excluded from shareholders' equity when calculating economic capital supply

•

Available for sale reserve  - unrealised gains and losses on available for sale securities are included in shareholders' equity until disposal or impairment. Such gains and losses are excluded from shareholders' equity for the purposes of calculating economic capital supply. Realised gains and losses, foreign exchange translation differences and any impairment charges recorded in the income statement will impact economic profit

•

Retirement benefits liability - the Group has recorded a net liability with a consequent reduction in shareholders' equity. This represents a non-cash reduction in shareholders' equity. For the purposes of calculating economic capital supply, the Group does not deduct the pension liability from shareholders' equity

•	Own credit gains - gains on the fair valuation of notes issued are included in the income statement but are excluded from shareholders' equity when calculating economic capital supply

The average supply of capital to support the economic capital framework is set out below1 :

	Average Half Year Ended	Average Half Year Ended	Average Half Year Ended
	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Shareholders' equity excluding minority interests less goodwill [2]	24,050	20,200	15,100
Retirement benefits liability	1,000	950	1,100
Cashflow hedging reserve	(200)	150	100
Available for sale reserve	900	750	100
Gains on own credit	(1,600)	(1,600)	(850)
Preference shares	5,850	5,900	5,050
Available funds for economic capital excluding goodwill	30,000	26,350	20,600
Average historic goodwill and intangible assets [2]	11,050	9,850	9,000
Available funds for economic capital including goodwill [3]	41,050	36,200	29,600

In addition, the Group holds other Tier 1 Instruments of £7,648m as at 30th June 2009 (31st December 2008: £6,829m; 30th June 2008: £4,874m) consisting of Tier 1 notes of £1,008m and reserve capital instruments of £6,640m.

1    Averages for the period will not correspond to period-end balances disclosed in the balance sheet. Numbers are rounded to the nearest £50m for presentational purposes only.
2    Average goodwill relates to purchased goodwill and intangible assets from business acquisitions.
3    Available funds for economic capital as at 30th June 2009 stood at £45,400m (31st December 2008: £40,150m; 30th June 2008:£30,350m).

Economic Profit

Economic profit comprises:

•	Profit after tax and minority interests; less

•	Capital charge (average shareholders' equity excluding minority interests multiplied by Barclays cost of capital).

The Group cost of capital has been applied at a uniform rate of 12.5%1 . The costs of servicing preference shares are included in minority interests. As such, preference shares are excluded from average shareholders' equity for economic profit purposes.

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Profit after tax and minority interests	1,888	2,664	1,718
Addback of amortisation charged on acquired intangible assets [2]	185	181	73
Profit for economic profit purposes	2,073	2,845	1,791

Average shareholders' equity excluding minority interests [3,4]	24,050	20,200	15,100
Adjust for unrealised loss on available for sale investments [4]	900	750	100
Adjust for unrealised (gain)/loss on cashflow hedge reserve [4]	(200)	150	100
Adjust for gains on own credit	(1,600)	(1,600)	(850)
Add: retirement benefits liability	1,000	950	1,100
Goodwill and intangible assets arising on acquisitions [4]	11,050	9,850	9,000
Average shareholders' equity for economic profit purposes [3,4]	35,200	30,300	24,550

Capital charge at 12.5% (2008: 10.5%)	(2,200)	(1,586)	(1,290)

Economic (loss)/profit	(127)	1,259	501

	Half Year Ended	Half Year Ended	Half Year Ended
Economic Profit Generated by Business	30.06.09	31.12.08	30.06.08
	£m	£m	£m
UK Retail Banking	(62)	309	324
Barclays Commercial Bank	64	239	305
Barclaycard	41	188	147
GRCB - Western Europe	(162)	22	133
GRCB - Emerging Markets	(174)	19	(21)
GRCB - Absa	(25)	28	42
Barclays Capital	(94)	931	(106)
Barclays Global Investors	65	167	122
Barclays Wealth	17	430	123
Head Office Functions and Other Operations	693	(635)	(318)
	363	1,698	751
Historic goodwill and intangibles arising on acquisition	(691)	(517)	(472)
Variance to average shareholders' funds (excluding minority interest)	201	78	222
Economic (loss)/profit	(127)	1,259	501

1    The Group cost of capital changed from 1st January 2009 from 10.5% to 12.5%.

2    Amortisation charged for purchased intangibles, adjusted for tax and minority interests.

3    Average ordinary shareholders' equity for Group economic profit calculation is the sum of adjusted equity and reserves plus goodwill and intangible assets arising on acquisition, but excludes preference shares.

4    Averages for the period will not correspond exactly to period end balances disclosed in the balance sheet. Numbers are rounded to the nearest £50m for presentation purposes only.

Economic profit for the Group decreased 125% (£628m) to a loss of £127m (2008: profit of £501m) due to a £282m increase in profit for economic profit purposes more than offset by a £910m increase in the economic capital charge due to an increase in the Group's cost of capital and significant increases in the level of economic capital supply reflecting a very significant increase in capital requirements introduced by the FSA at the end of 2008.

UK Retail Banking economic profit decreased 119% (£386m) to a loss of £62m (2008: profit of £324m) due to a 61% decrease in profit before tax; and a 68% increase in the economic capital charge reflecting an increase in the economic capital allocation.
Barclays Commercial Bank economic profit decreased 79% (£241m) to £64m (2008: £305m) due to a 42% decrease in profit before tax driven by an increase in impairment charges.

Barclaycard economic profit decreased 72% (£106m) to £41m (2008: £147m), principally due to a 97% increase in the economic capital charge driven by deterioration in credit quality and exposure growth in the US and the increase in cost of capital.
GRCB - Western Europe economic profit decreased 222% (£295m) to a loss of £162m (2008: profit of £133m), due to a 73% decrease in profit before tax and the non-recurrence of a £139m release of a deferred tax liability; and a 144% increase in the economic capital charge reflecting the strengthening of the Sterling, deterioration in credit quality and the increase in cost of capital.

GRCB - Emerging Markets economic profit decreased £153m to a loss of £174m (2008: loss of £21m) due to a loss before tax of £86m (2008: profit of £52m) and a 117% increase in the economic capital charge reflecting the strengthening of the Sterling and deterioration in credit quality.

GRCB - Absa economic profit decreased 160% (£67m) to a loss of £25m (2008: profit of £42m) due to a 17% decrease in profit before tax and a 63% increase in the economic capital charge reflecting the strengthening of the Sterling and deterioration in credit quality.

Barclays Capital economic profit increased 11% (£12m) to a loss of £94m (2008: loss of £106m), due to a 100% increase in profit before tax driven by a very strong performance in the underlying business offset by a 104% increase in the economic capital charge reflecting an increase in economic capital allocation due to market volatility, an increase in the economic allocation for monoline exposures and further downgrades across credit markets, securitisations and loan exposures.

Barclays Global Investors economic profit decreased 47% (£57m) to £65m (2008: £122m), due to a 4% increase in profit before tax more than offset by a 249% increase in the economic capital charge reflecting downgrades in the cash funds supported by BGI and increased tax charge mainly due to disallowed expenditure of the break fee paid to CVC Capital Partners.

Barclays Wealth economic profit decreased 86% (£106m) to £17m (2008: £123m), due to a 59% decrease in profit before tax due to the sale of the closed life business in 2008 and a 86% increase in the economic capital charge reflecting incorporation of Barclays Wealth Americas and exchange rate movements.

Head Office Functions and Other Operations economic profit increased £1,011m to a profit of £693m (2008: loss of £318m), principally due to a £792m increase in profit before tax relating to a gain of £1,109m in an Upper Tier 2 perpetual debt exchange and its corresponding hedge unwind.

Margins and Balances

The current low interest rate environment is having the impact of substantially reducing the spread generated on retail and commercial banking liabilities, particularly in the UK, as well as returns on the Group's equity. This impact is reduced, to an extent, by the Group's interest rate hedges designed to limit the adverse impact of lower interest rates. Product structural hedges generating a gain of £671m (2008: loss £27m) are in place to manage the income volatility of product balances which would otherwise be sensitive to short term rate movements such as current accounts and managed rate deposits. Interest on these hedges is included in the business net interest income used to calculate business margins.

Additionally, equity structural hedges are in place to manage the volatility in earnings on the Group's equity and are allocated to the businesses as part of the share of the interest income benefit on Group equity. In total, equity structural hedges generated a gain of £527m (2008: loss £47m).

Within the analysis of net interest income below, there is an amount captured as Other. This relates to the cost of subordinated debt and net funding on non-customer assets and liabilities, together with the residual benefit of interest income on Group equity, held within Head Office Functions and Other Operations.

	Half Year Ended	Half Year Ended	Half Year Ended
Analysis of Net Interest Income	30.06.09	31.12.08	30.06.08
	£m	£m	£m
GRCB and Barclays Wealth net interest income pre product structural hedge	4,316	4,598	4,165
GRCB and Barclays Wealth net interest income from product structural hedge	671	153	(27)
GRCB and Barclays Wealth share of benefit of interest income on Group equity	408	383	329
Total GRCB and Barclays Wealth net interest income	5,395	5,134	4,467
Barclays Capital net interest income [1]	828	1,022	702
BGI net interest income[1]	10	(18)	(20)
Other net interest income	(511)	161	21
Group net interest income	5,722	6,299	5,170

	Half Year Ended	Half Year Ended	Half Year Ended
Net Interest Margin	30.06.09	31.12.08	30.06.08
	%	%	%
UK Retail Banking	1.43	1.71	1.69
Barclays Commercial Bank	1.53	1.56	1.65
Barclaycard	9.79	7.75	7.37
GRCB - Western Europe	1.90	1.73	1.58
GRCB - Emerging Markets	4.46	4.14	4.14
GRCB - Absa	2.57	2.92	2.59
Barclays Wealth	0.99	1.07	1.00
GRCB and Wealth	2.14	2.12	2.02

1    Including share of the interest income on Group equity

Net interest income is derived from the interest rate earned on average assets or paid on average liabilities relative to the average Bank of England base rate, local equivalents for international businesses or the rate managed by the bank using derivatives. The margin is expressed as annualised net interest income over the relevant average balance. The asset and liability margins for each business are set out overleaf along with average asset and liability balances. Business average balances are calculated on daily averages for most UK banking operations and monthly averages elsewhere.

	Half Year Ended	Half Year Ended	Half Year Ended
Business Margins	30.06.09	31.12.08	30.06.08
	%	%	%
UK Retail Banking assets	1.43	1.40	1.09
UK Retail Banking liabilities	1.26	1.89	2.12
Barclays Commercial Bank assets	1.62	1.50	1.60
Barclays Commercial Bank liabilities	1.18	1.46	1.48
Barclaycard assets	9.06	7.04	6.77
GRCB - Western Europe assets	1.29	1.23	1.13
GRCB - Western Europe liabilities	0.68	1.28	1.29
GRCB - Emerging Markets assets	4.75	4.74	5.10
GRCB - Emerging Markets liabilities	2.44	2.29	1.89
GRCB - Absa assets	2.74	3.16	2.57
GRCB - Absa liabilities	2.43	2.92	3.43
Barclays Wealth assets	1.13	1.05	1.02
Barclays Wealth liabilities	0.80	0.96	0.95

	Half Year Ended	Half Year Ended	Half Year Ended
Business Average Balances	30.06.09	31.12.08	30.06.08
	£m	£m	£m
UK Retail Banking assets	96,579	93,408	87,083
UK Retail Banking liabilities	88,454	86,112	85,669
Barclays Commercial Bank assets	64,882	64,329	59,037
Barclays Commercial Bank liabilities	47,791	47,994	47,252
Barclaycard assets	27,948	25,632	21,472
GRCB - Western Europe assets	51,123	45,265	38,659
GRCB - Western Europe liabilities	14,890	11,729	9,604
GRCB - Emerging Markets assets	8,961	8,433	5,599
GRCB - Emerging Markets liabilities	8,360	8,183	6,591
GRCB - Absa assets	31,805	27,731	26,273
GRCB - Absa liabilities	16,458	13,547	12,466
Barclays Wealth assets	12,107	10,221	9,271
Barclays Wealth liabilities	38,161	38,453	35,984

Statement of Directors' Responsibilities

The Directors confirm to the best of their knowledge that the condensed consolidated interim financial statements set out on pages 80 to 119 have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by Disclosure and Transparency Rules 4.2.7 and 4.2.8 namely:

•

an indication of important events that have occurred during the six months ended 30th June 2009 and their impact on the condensed consolidated interim financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

•	material related party transactions in the six months ended 30th June 2009 and any material changes in the related party transactions described in the last Annual Report.

On behalf of the Board

John Varley Group Chief Executive	Chris Lucas Group Finance Director

Independent Auditors' Review Report

Independent Auditors' Review Report to Barclays PLC

Introduction

We have been engaged by Barclays PLC to review the condensed consolidated interim financial statements in the interim results announcement for the six months ended 30th June 2009, which comprises the consolidated interim income statement, consolidated interim statement of comprehensive income, consolidated interim balance sheet, consolidated interim statement of changes in equity, condensed consolidated interim cash flow statement and related notes. We have read the other information contained in the interim results announcement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated interim financial statements.

Directors' Responsibilities

The interim results announcement is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim results announcement in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority

As disclosed in the 'Accounting Policies' section, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed consolidated interim financial statements included in this interim results announcement have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the company a conclusion on the condensed consolidated interim financial statements in the interim results announcement based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of Review

We conducted our review in accordance with the International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements in the interim results announcement for the six months ended 30th June 2009 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP

Chartered Accountants

London, United Kingdom

3rd August 2009

1    The maintenance and integrity of the Barclays website is the responsibility of the directors; the work carried out by the auditors does not involve     consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial     statements since they were initially presented on the website.

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Accounting Policies

Going Concern

The Group's business activities and financial position; the factors likely to affect its future development and performance; and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Results by Business and Risk Management section.

The Directors have assessed, in the light of current and anticipated economic conditions, the Group's ability to continue as a going concern.

The Directors confirm they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the 'going concern' basis for preparing accounts.

Basis of Preparation

The Condensed Consolidated Interim Financial Statements for the half year ended 30th June 2009 on pages 82 to 119 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34, 'Interim Financial Reporting' as published by the International Accounting Standards Board (IASB). They are also in accordance with IAS 34 as adopted by the European Union. The Condensed Consolidated Interim Financial Statements should be read in conjunction with the annual financial statements for the year ended 31st December 2008, which have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) as published by the IASB. The annual financial statements are also prepared in accordance with IFRS and IFRIC interpretations as adopted by the European Union.

The accounting policies adopted are consistent with the accounting policies described in the 2008 Annual Report, except for a change in the accounting policy for share-based payments and additional accounting policy included for financial liabilities which applied for the first time in 2009.

The adoption of the 2009 amendment to IFRS 2 'Share-based Payment-Vesting Conditions and Cancellations', has led to a change in the accounting policy for share-based payments to employees. The change affects the treatment of non-vesting conditions. Non-vesting conditions are taken into account in estimating the grant date fair value, and share based payment charges are recognised when all non-market vesting conditions are satisfied irrespective of whether the non-vesting conditions are satisfied. If meeting a non-vesting condition is a matter of choice, failure to meet the non-vesting condition is treated as a cancellation, resulting in an acceleration of recognition of the cost of the employee services. The impact of this change on previous years has been assessed as immaterial; therefore no prior year adjustments have been made.

The accounting policy for financial liabilities to describe the treatment of an exchange of an existing debt instrument for a new instrument with the lender on substantially different terms is as follows: An exchange of an existing debt instrument for a new instrument with the lender on substantially different terms is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. An assessment is made as to whether the terms are substantially different considering qualitative and quantitative characteristics. When an exchange is accounted for as an extinguishment, any costs or fees incurred are recognised as part of the gain or loss on the extinguishment. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

In addition, the adoption of IAS 1 (revised) has resulted in the reformatting of the statement of recognised gains and losses into a statement of comprehensive income and the addition of a statement of changes in equity. The adoption of IAS 1 (revised) does not change the recognition, measurement or disclosure of specific transactions and events required by other standards.

Consolidated Interim Income Statement (Unaudited)

		Half Year Ended	Half Year Ended	Half Year Ended
		30.06.09	31.12.08	30.06.08
Continuing Operations	Notes [1]	£m	£m	£m
Interest income		11,787	14,654	13,356
Interest expense		(6,065)	(8,355)	(8,186)
Net interest income	1	5,722	6,299	5,170

Fee and commission income		4,807	4,093	3,480
Fee and commission expense		(680)	(535)	(547)
Net fee and commission income	2	4,127	3,558	2,933

Net trading income		4,118	(431)	1,770
Net investment (loss)/income		(129)	335	345
Principal transactions	3	3,989	(96)	2,115

Net premiums from insurance contracts	4	602	522	568
Other income	5	1,299	210	157
Total income		15,739	10,493	10,943

Net claims and benefits incurred under insurance contracts	6	(421)	(136)	(101)
Total income net of insurance claims		15,318	10,357	10,842
Impairment charges and other credit provisions	7	(4,556)	(2,971)	(2,448)
Net income		10,762	7,386	8,394

Staff costs	8	(4,815)	(3,669)	(3,535)
Administration and general expenses		(2,629)	(2,961)	(2,344)
Depreciation of property, plant and equipment		(379)	(343)	(263)
Amortisation of intangible assets		(228)	(189)	(87)
Operating expenses	8	(8,051)	(7,162)	(6,229)

Share of post-tax results of associates and joint ventures	9	13	(9)	23
Profit on disposal of subsidiaries, associates and joint ventures	10	21	327	-
Gains on acquisitions		-	2,317	89
Profit before tax from continuing operations		2,745	2,859	2,277
Tax on continuing operations		(532)	12	(465)
Profit after tax from continuing operations		2,213	2,871	1,812
Profit after tax from discontinued operations	33	125	282	322
Net profit for the period		2,338	3,153	2,134

Attributable to
Minority interests	12	450	489	416
Equity holders of the parent	13	1,888	2,664	1,718
		2,338	3,153	2,134

Profit before tax from continuing operations		2,745	2,859	2,277
Profit before tax from discontinued operations		239	464	477
Profit before tax		2,984	3,323	2,754
Tax		(646)	(170)	(620)
		2,338	3,153	2,134
Earnings per Share
Basic earnings per ordinary share from continuing operations	13	16.4p	29.0p	22.2p
Basic earnings per ordinary share from discontinued operations	13	1.1p	3.3p	4.8p
		17.5p	32.3p	27.0p

Diluted earnings per ordinary share from continuing operations	13	16.0p	28.1p	21.6p
Diluted earnings per ordinary share from discontinued operations	13	1.1p	3.2p	4.6p
		17.1p	31.3p	26.2p

1    The notes on pages 88 to119 form an integral part of this condensed consolidated interim financial information.

Consolidated Interim Statement of Comprehensive Income (Unaudited)

		Half Year Ended	Half Year Ended	Half Year Ended
		30.06.09	31.12.08	30.06.08
	Notes [1]	£m	£m	£m
Net profit for the period		2,338	3,153	2,134

Other Comprehensive Income
Currency translation differences		(1,522)	2,791	(517)
Available for sale financial assets		565	(904)	(657)
Cash flow hedges		167	949	(573)
Other		(20)	(27)	22
Tax relating to components of other comprehensive income	11	(44)	482	369
Comprehensive income relating to discontinued operations		(137)	88	26
Other comprehensive income for the year, net of tax		(991)	3,379	(1,330)

Total comprehensive income for the year		1,347	6,532	804

Attributable to:
Minority interests		568	935	188
Equity holders of the parent		779	5,597	616
		1,347	6,532	804

1    The notes on pages 88 to 119 form an integral part of this condensed consolidated interim financial information.

Consolidated Interim Balance Sheet (Unaudited)

		As at	As at	As at
Assets		30.06.09	31.12.08	30.06.08
	Notes [1]	£m	£m	£m
Cash and balances at central banks		21,423	30,019	6,432
Items in the course of collection from other banks		1,995	1,695	2,478
Trading portfolio assets		153,973	185,637	177,628
Financial assets designated at fair value:
- held on own account		43,797	54,542	46,697
- held in respect of linked liabilities to customers under investment contracts		1,504	66,657	79,486
Derivative financial instruments	16	556,045	984,802	400,009
Loans and advances to banks	20, 22	52,944	47,707	54,514
Loans and advances to customers	21, 22	411,804	461,815	395,467
Available for sale financial investments		66,716	64,976	42,765
Reverse repurchase agreements and cash collateral on securities borrowed		144,978	130,354	139,955
Other assets		6,660	6,302	6,012
Current tax assets		384	389	808
Investments in associates and joint ventures		284	341	316
Goodwill		7,253	7,625	6,932
Intangible assets		2,479	2,777	1,200
Property, plant and equipment		4,138	4,674	2,991
Deferred tax assets		2,569	2,668	1,964
Assets of disposal group	33	66,392	-	-
Total assets		1,545,338	2,052,980	1,365,654

1    The notes on pages 88 to 119 form an integral part of this condensed consolidated interim financial information.

		As at	As at	As at
Liabilities		30.06.09	31.12.08	30.06.08
	Notes [1]	£m	£m	£m
Deposits from banks		105,776	114,910	89,944
Items in the course of collection due to other banks		2,060	1,635	2,791
Customer accounts		319,101	335,505	319,281
Trading portfolio liabilities		44,737	59,474	56,040
Financial liabilities designated at fair value		64,521	76,892	86,162
Liabilities to customers under investment contracts		1,881	69,183	80,949
Derivative financial instruments	16	534,966	968,072	396,357
Debt securities in issue		142,263	149,567	115,739
Repurchase agreements and cash collateral on securities lent		175,077	182,285	146,895
Other liabilities		10,745	12,640	8,998
Current tax liabilities		1,068	1,216	1,532
Insurance contract liabilities, including unit-linked liabilities		2,032	2,152	3,679
Subordinated liabilities	23	25,269	29,842	21,583
Deferred tax liabilities		539	304	655
Provisions	24	481	535	624
Retirement benefit liabilities	25	1,523	1,357	1,603
Liabilities of disposal group	33	64,612	-	-
Total liabilities		1,496,651	2,005,569	1,332,832

Shareholders' Equity
Called up share capital	26	2,757	2,093	1,642
Share premium account		7,282	4,045	72
Other reserves		1,693	2,793	(198)
Other equity		-	3,652	-
Retained earnings		26,121	24,208	20,965
Less: treasury shares		(154)	(173)	(192)
Shareholders' equity excluding minority interests		37,699	36,618	22,289
Minority interests		10,988	10,793	10,533
Total shareholders' equity		48,687	47,411	32,822

Total liabilities and shareholders' equity		1,545,338	2,052,980	1,365,654

1    The notes on pages 88 to 119 form an integral part of this condensed consolidated interim financial information.

Consolidated Interim Statement of Changes in Equity (Unaudited)

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.09	31.12.08	30.06.08
Share Capital	£m	£m	£m
Balance as at beginning of period	2,093	1,642	1,651
Issue of new ordinary shares (including employee share schemes)	664	451	1
Repurchase of shares	-	-	(10)
Balance as at end of period	2,757	2,093	1,642
Share Premium
Balance as at beginning of period	4,045	72	56
Issue of new ordinary shares (including employee share schemes)	3,237	3,973	16
Balance as at end of period	7,282	4,045	72
Treasury Shares
Balance as at beginning of period	(173)	(192)	(260)
Transfers	49	162	275
Net purchase of treasury shares	(30)	(143)	(207)
Balance as at end of period	(154)	(173)	(192)
Retained Earnings
Balance as at beginning of period	24,208	20,965	20,970
Equity-settled share schemes	200	307	156
Transfers	(49)	(162)	(275)
Arising on issue of shares and warrants	-	1,410	-
Repurchase of shares	-	-	(173)
Dividends paid	-	(906)	(1,438)
Profit attributable to equity holders of the parent	1,888	2,664	1,718
Tax	9	(40)	(16)
Other	(135)	(30)	23
Balance as at end of period	26,121	24,208	20,965
Available for Sale Reserve
Balance as at beginning of period	(1,190)	(363)	154
Net gains/(losses) from changes in fair value	27	(1,106)	(630)
Net (losses)/gains transferred to net profit	563	198	(30)
Changes in insurance liabilities	(2)	(9)	26
Tax	(83)	90	117
Balance as at end of period	(685)	(1,190)	(363)
Cash Flow Hedging Reserve
Balance as at beginning of period	132	(419)	26
Net gains/(losses) from changes in fair value	212	819	(567)
Net (gains)/losses transferred to net profit	(21)	(31)	50
Tax	7	(237)	72
Balance as at end of period	330	132	(419)
Currency Translation Reserve
Balance as at beginning of period	2,840	(427)	(307)
Currency translation differences	(1,799)	2,605	(298)
Tax	(4)	662	178
Balance as at end of period	1,037	2,840	(427)
Capital Redemption, Other Capital and Equity Reserves
Balance as at beginning of period	4,663	1,011	1,001
Repurchase of shares	-	-	10
Conversion of Mandatorily Convertible Notes	(3,652)	3,652	-
Balance as at end of period	1,011	4,663	1,011
Total shareholders' equity excluding minority interests	37,699	36,618	22,289
Minority Interests
Balance as at beginning of period	10,793	10,533	9,185
Dividend and other payments	(353)	(429)	(274)
Profit attributable to minority interests	450	489	416
Changes in shareholding in subsidiaries	-	4	1,345
Other	98	196	(139)
Balance as at end of period	10,988	10,793	10,533
Total shareholders' equity	48,687	47,411	32,822
Total comprehensive income of £1,347m (31st December 2008: £6,532m, 30th June 2008: £804m) has been recognised in the statement of changes in equity.

Condensed Consolidated Interim Cash Flow Statement (Unaudited)

Reconciliation of Profit Before Tax to Net Cash Flows	Half Year Ended	Half Year Ended	Half Year Ended
from Operating Activities	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Profit before tax from continuing operations	2,745	2,859	2,277
Adjustment for non-cash items	611	4,756	194
Changes in operating assets and liabilities	(4,775)	22,373	2,137
Tax paid	(673)	(649)	(755)
Net cash from operating activities	(2,092)	29,339	3,853
Net cash from investing activities	(8,376)	(9,536)	874
Net cash from financing activities	(1,380)	9,746	2,888
Effect of exchange rates on cash and cash equivalents	5,830	(5,605)	(413)
Net cash from discontinued operations	(1)	524	(238)
Net (decrease)/increase in cash and cash equivalents	(6,019)	24,468	6,964
Cash and cash equivalents at beginning of period	64,509	40,041	33,077
Cash and cash equivalents at end of period	58,490	64,509	40,041

The notes on pages 88 to119 form an integral part of this condensed consolidated interim financial information.

Notes

1.    Net Interest Income

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Cash and balances with central banks	48	98	76
Available for sale investments	1,120	1,362	993
Loans and advances to banks	296	694	573
Loans and advances to customers	9,862	12,633	11,121
Other	461	(133)	593
Interest income	11,787	14,654	13,356

Deposits from banks	(324)	(1,120)	(1,069)
Customer accounts	(2,047)	(3,626)	(3,071)
Debt securities in issue	(2,113)	(2,824)	(3,086)
Subordinated liabilities	(868)	(776)	(573)
Other	(713)	(9)	(387)
Interest expense	(6,065)	(8,355)	(8,186)

Net interest income	5,722	6,299	5,170

Group net interest income increased 11% (£552m) to £5,722m (2008: £5,170m) reflecting strong balance sheet growth across the international businesses in Global Retail and Commercial Banking through acquisitions and expansion of the distribution network primarily in Barclaycard and Western Europe. This was partially offset by liability margin compression as a result of record low base rates impacting the UK deposit book.

2.    Net Fee and Commission Income

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Brokerage fees	43	30	26
Investment management fees	11	54	66
Banking and credit related fees and commissions	4,672	3,937	3,271
Foreign exchange commission	81	72	117
Fee and commission income	4,807	4,093	3,480

Fee and commission expense	(680)	(535)	(547)

Net fee and commission income	4,127	3,558	2,933

Net fee and commission income increased 41% (£1,194m) to £4,127m (2008: £2,933m). Banking and credit related fees and commissions increased 43% (£1,401m) to £4,672m (2008: £3,271m), primarily due to Barclays Capital's strong performances in Investment Banking and Equities. Barclays Commercial Bank also experienced strong fee growth from debt and treasury products.

3.    Principal Transactions

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Net trading income	4,118	(431)	1,770

Net gain from disposal of available for sale assets	89	93	119
Dividend income	2	191	5
Net (loss)/gain from financial instruments designated at fair value	(133)	(92)	125
Other investment (loss)/income	(87)	143	96
Net investment (loss)/income	(129)	335	345

Principal transactions	3,989	(96)	2,115

Principal transactions increased 89% (£1,874m) to £3,989m (2008: £2,115m).

Net trading income increased 133% (£2,348m) to £4,118m (2008: £1,770m). The majority of the Group's trading income arises in Barclays Capital and increased 117% on 2008 reflecting very strong performance in underlying businesses. This strong underlying performance more than absorbed gross credit market losses of £3,507m (2008: £2,225m) and losses relating to own credit of £893m (2008: £852m gain).

Net investment income decreased 137% (£474m) to a loss of £129m (2008: gain of £345m) driven by realised losses in a commercial real estate equity investment and losses in the principal investments business within Barclays Capital.

4.    Net Premiums from Insurance Contracts

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Gross premiums from insurance contracts	628	545	593
Premiums ceded to reinsurers	(26)	(23)	(25)
Net premiums from insurance contracts	602	522	568

Net premiums from insurance contracts increased 6% (£34m) to £602m (2008: £568m) primarily reflecting expansion in GRCB - Western Europe partially offset by the impact of the sale of the closed life assurance business in the second half of 2008.

5.    Other Income

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Increase/(decrease) in fair value of assets held in respect of linked liabilities to customers under investment contracts	101	(648)	(571)
(Increase)/decrease in liabilities to customers under investment contracts	(101)	648	571
Property rentals	42	36	37
Other income	1,257	174	120
	1,299	210	157

Other income includes gains of £1,127m (2008: £nil) relating to the Upper Tier 2 perpetual debt extinguishment and its corresponding hedge. Additionally £83m (2008: £7m) relates to the repurchase of own debt in Barclays Commercial Bank.

6.    Net Claims and Benefits Incurred Under Insurance Contracts

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Gross claims and benefits incurred under insurance contracts	432	157	106
Reinsurers' share of claims incurred	(11)	(21)	(5)
Net claims and benefits incurred under insurance contracts	421	136	101

Net claims and benefits incurred under insurance contracts increased 317% (£320m) to £421m (2008: £101m) reflecting the expansion in GRCB - Western Europe.

7.    Impairment Charges and Other Credit Provisions

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Impairment charges on loans and advances	3,870	2,651	1,933
Charges in respect of undrawn facilities and guarantees	33	1	328
Impairment charges on loans and advances	3,903	2,652	2,261
Impairment charges on reverse repurchase agreements	3	21	103
Impairment charges on available for sale assets	650	298	84
Impairment charges and other credit provisions	4,556	2,971	2,448

Impairment charges and other credit provisions on ABS CDO Super Senior and other credit market exposures included above:

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Impairment charges on loans and advances	706	555	663
Charges in respect of undrawn facilities and guarantees	-	(23)	322
Impairment charges on loans and advances and other credit provisions on ABS CDO Super Senior and other credit market exposures	706	532	985
Impairment charges on reverse repurchase agreements	-	1	53
Impairment charges on available for sale assets	464	122	70
Impairment charges and other credit provisions on ABS CDO Super Senior and other credit market exposures	1,170	655	1,108

8.    Operating Expenses

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Staff costs	4,815	3,669	3,535
Administrative expenses	2,299	2,591	2,200
Depreciation	379	343	263
Impairment loss - property and equipment and intangible assets	5	-	30
Operating lease rentals	333	286	234
Gain on property disposals	(9)	(28)	(120)
Amortisation of intangible assets	228	189	87
Impairment of goodwill	1	112	-
Operating expenses	8,051	7,162	6,229

Operating expenses increased 29% (£1,822m) to £8,051m (£6,229m). The increase was driven by a 36% increase (£1,280m) in staff costs to £4,815m (2008: £3,535m).

Administrative expenses grew 5% (£99m) to £2,299m (2008:£2,200m) reflecting the impact of acquistions made in the course of 2008, the costs of servicing an expanded distribution network across Global Retail and Commercial Banking, and expenses relating to the Financial Services Compensation Scheme.

Operating expenses increased due to a £111m decrease in gains from sale of property to £9m (2008: £120m) as the Group wound down its sale and lease back of freehold property programme.

Amortisation of intangibles increased £141m to £228m (2008: £87m) primarily related to the intangible assets arising from the acquistion of the Lehman Brothers North American businesess.

Staff Costs

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Salaries and accrued incentive payments	3,813	2,906	2,881
Social security costs	303	207	237
Pension costs
- defined contribution plans	117	144	77
- defined benefit plans	183	46	43
Other post retirement benefits	7	(14)	15
Other	392	380	282
Staff costs	4,815	3,669	3,535

Staff costs increased 36% (£1,280m) to £4,815m (2008: £3,535m) driven by a 32% increase in salaries and accrued incentive payments, primarily in Barclays Capital reflecting the inclusion of the acquired Lehman Brothers North American businesses and in year hiring.

Defined benefit plan pension costs increased £140m to £183m (2008: £43m) primarily due to lower expected return on assets.

Staff Numbers

	As at	As at	As at
	30.06.09	31.12.08	30.06.08
UK Retail Banking	31,400	32,600	32,600
Barclays Commercial Bank	9,200	9,500	9,500
Barclaycard	10,400	10,600	10,400
GRCB - Western Europe	11,300	11,800	9,400
GRCB - Emerging Markets	18,300	20,100	18,600
GRCB - Absa	33,700	35,800	37,900
Barclays Capital[1]	21,900	23,100	16,300
Barclays Wealth	7,500	7,900	7,300
Head Office Functions and Other Operations	1,500	1,400	900
Total Group permanent and fixed term contract staff worldwide	145,200	152,800	142,900

Staff numbers are shown on a full-time equivalent basis. Total Group permanent and fixed term contract staff comprised 57,300 (31st December 2008: 59,600) in the UK and 87,900 (31st December 2008: 93,200) internationally.
UK Retail Banking staff numbers decreased 1,200 to 31,400 (31st December 2008: 32,600) reflecting active cost management.
Barclays Commercial Bank staff numbers decreased 300 to 9,200 (31st December 2008: 9,500) reflecting tightly managed staff costs, partly offset by the expansion of offshore support operations.
Barclaycard staff numbers decreased 200 to 10,400 (31st December 2008: 10,600) reflecting lower staff numbers in Absa card.
GRCB - Western Europe staff numbers decreased 500 to 11,300 (31st December 2008: 11,800) primarily due to restructuring within Spain and Russia.
GRCB - Emerging Markets staff numbers decreased 1,800 to 18,300 (31st December 2008: 20,100) driven by productivity improvements and effective sales management.
GRCB - Absa staff numbers decreased 2,100 to 33,700 (31st December 2008: 35,800), reflecting restructuring and a freeze on recruitment.
Barclays Capital staff numbers decreased 1,200 to 21,900 (31st December 2008: 23,100) as a result of reductions across the business, which more than offset recruitment.
Barclays Wealth staff numbers decreased 400 to 7,500 (31st December 2008: 7,900) reflecting active cost management.

1    Excludes 1,400 employees as of 30th June 2009, (31st December 2008: Nil; 30th June 2008: Nil) of a consolidated entity held for investment purposes.

9.    Share of Post-Tax Results of Associates and Joint Ventures

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Profit/(loss) from associates	8	(1)	23
Profit/(loss) from joint ventures	5	(8)	-
Share of post-tax results of associates and joint ventures	13	(9)	23

10.    Profit on Disposal of Subsidiaries, Associates and Joint Ventures

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Profit on disposal of subsidiaries, associates and joint ventures	21	327	-

The gain in the period is mainly due to a gain on the part disposal of GRCB Emerging Markets Botswana business.

11.    Tax

The tax charge for continuing operations for the first half of 2009 was £532m (2008: £465m) representing a tax rate of 19.4% (2008: 20.4%). The tax charges for both periods are lower than the UK tax rate of 28% (2008: 28.5%) because of non taxable gains and income, different tax rates which are applied to the profits outside of the UK, disallowed expenditure and the release of prior year provisions.
Tax charges/(credits) relating to each component of other comprehensive income were as follows:

	Half Year Ended 30.06.09			Half Year Ended 31.12.08			Half Year Ended 30.06.08
	Before Tax Amount	Tax	Net of Tax Amount	Before Tax Amount	Tax	Net of Tax Amount	Before Tax Amount	Tax	Net of Tax Amount
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Currency translation differences	(1,522)	(4)	(1,526)	2,791	662	3,453	(517)	178	(339)
Available for sale	565	(80)	485	(904)	90	(814)	(657)	117	(540)
Cash flow hedge	167	14	181	949	(285)	664	(573)	91	(482)
Other	(20)	26	6	(27)	15	(12)	22	(17)	5
Other comprehensive income	(810)	(44)	(854)	2,809	482	3,291	(1,725)	369	(1,356)

12.    Profit Attributable to Minority Interests

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Absa Group Limited	131	169	149
Preference shares	245	223	167
Reserve capital instruments	59	53	47
Upper Tier 2 instruments	4	6	6
Barclays Global Investors minority interests	10	9	8
Other minority interests	1	29	39
Profit attributable to minority interests	450	489	416

13.    Earnings Per Share

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Profit attributable to equity holders of the parent from continuing operations	1,769	2,390	1,415
Dilutive impact of convertible options	(7)	(19)	-
Profit attributable to equity holders of the parent from continuing operations including dilutive impact of convertible options	1,762	2,371	1,415

Profit attributable to equity holders of the parent from discontinued operations	119	274	303
Dilutive impact of convertible options	(2)	(3)	(2)
Profit attributable to equity holders of the parent from discontinued operations including dilutive impact of convertible options	117	271	301

Basic weighted average number of shares in issue	10,784m	8,248m	6,369m
Number of potential ordinary shares [1]	200m	193m	191m
Diluted weighted average number of shares	10,984m	8,441m	6,560m

Basic earnings per ordinary share from continuing operations	16.4p	29.0p	22.2p
Diluted earnings per ordinary share from continuing operations	16.0p	28.1p	21.6p

Basic earnings per ordinary share from discontinued operations	1.1p	3.3p	4.8p
Diluted earnings per ordinary share from discontinued operations	1.1p	3.2p	4.6p

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the weighted average number of shares excluding own shares held in employee benefit trusts and shares held for trading.

The basic and diluted weighted average number of shares in issue in the period ended 30th June 2009 reflected the full impact of the 1,802 million shares issued during 2008 and the 2,642 million shares that were issued following conversion in full of the Mandatorily Convertible Notes.

When calculating the diluted earnings per share, the profit attributable to equity holders of the parent is adjusted for the conversion of outstanding options into shares within Absa Group Limited and Barclays Global Investors UK Holdings Limited. The weighted average number of ordinary shares excluding own shares held in employee benefit trusts and shares held for trading, is adjusted for the effects of all dilutive potential ordinary shares, totalling 200 million (2008: 191 million).

1    Potential ordinary shares reflect the dilutive impact of share options outstanding.

14.    Dividends on Ordinary Shares

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Final dividend	-	-	1,438
Interim dividend	-	906	-

Final dividend	-	-	22.5p
Interim dividend	-	11.5p	-

15.    Acquisitions

The initial accounting for the acquisition of the North American businesses of Lehman Brothers remains provisional. If material revisions to fair values result from the conclusion of the acquisition process, they will be recognised as an adjustment to the initial accounting up until the date the initial accounting is determined to be complete. Any such adjustments must be effected within 12 months of the acquisition date of 22nd September 2008 and would result in a restatement of the 2008 income statement and balance sheet. Any revisions that occur after the initial accounting is complete would be reflected in current period profit and loss.

Approximately £2.2bn of the assets acquired as part of the acquisition had not been received by 30th June 2009. This amount is largely comprised of margin and collateral attributable to the acquired businesses and cash and securities receivable under the terms of the acquisition. Approximately £1.8bn of these assets were recognised as part of the initial accounting for the acquisition and are included in the balance sheet as at 30th June 2009. In addition, in connection with the acquisition of Lehman's Private Investment Management (PIM) business, Barclays has chosen to make available to former PIM customers certain cash balances and securities that remain to be transferred to them by the Trustee for Lehman Brothers Inc (LBI). This has resulted in the recognition of a receivable from the LBI bankruptcy estate of approximately £700m as at 30th June 2009. The recovery of these assets is the subject of continuing discussions with the relevant bankruptcy estates and trustees.

16.    Derivative Financial Instruments

Derivatives Held for Trading - As at 30.06.09 Fair Value	Contract Notional Amount	Assets	Liabilities
	£m	£m	£m
Foreign exchange derivatives	2,977,014	59,809	(62,763)
Interest rate derivatives	32,858,470	336,997	(323,103)
Credit derivatives	2,189,217	97,537	(85,911)
Equity and stock index and commodity derivatives	1,091,218	60,139	(61,431)
Total derivative assets/(liabilities) held for trading	39,115,919	554,482	(533,208)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	65,696	613	(1,046)
Derivatives designated as fair value hedges	46,061	748	(448)
Derivatives designated as hedges of net investments	4,966	202	(264)
Total derivative assets/(liabilities) designated in hedge accounting relationships	116,723	1,563	(1,758)
Total recognised derivative assets/(liabilities)	39,232,642	556,045	(534,966)

Derivatives Held for Trading - As at 31.12.08 Fair Value
Foreign exchange derivatives	2,639,133	107,113	(113,818)
Interest rate derivatives	37,875,235	613,257	(605,521)
Credit derivatives	4,129,244	184,072	(170,011)
Equity and stock index and commodity derivatives	1,097,170	77,554	(74,721)
Total derivative assets/(liabilities) held for trading	45,740,782	981,996	(964,071)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	83,554	1,322	(1,790)
Derivatives designated as fair value hedges	35,702	1,459	(572)
Derivatives designated as hedges of net investments	5,694	25	(1,639)
Total derivative assets/(liabilities) designated in hedge accounting relationships	124,950	2,806	(4,001)
Total recognised derivative assets/(liabilities)	45,865,732	984,802	(968,072)

Derivatives Held for Trading - As at 30.06.08 Fair Value
Foreign exchange derivatives	2,602,857	40,424	(39,440)
Interest rate derivatives	29,385,311	203,890	(204,137)
Credit derivatives	2,417,896	73,273	(67,675)
Equity and stock index and commodity derivatives	1,261,136	81,577	(83,988)
Total derivative assets/(liabilities) held for trading	35,667,200	399,164	(395,240)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	45,180	176	(448)
Derivatives designated as fair value hedges	22,623	560	(371)
Derivatives designated as hedges of net investments	8,530	109	(298)
Total derivative assets/(liabilities) designated in hedge accounting relationships	76,333	845	(1,117)
Total recognised derivative assets/(liabilities)	35,743,533	400,009	(396,357)

The £428,757m decrease (2008: increase of £584,793m) in the gross derivative assets has been predominantly driven by movements in market rates and initiatives to reduce the derivative balance.

Derivative assets and liabilities would be £506,774m (31 December 2008: £917,074m) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which we hold cash collateral.

The tables below set out the fair values of the derivative assets together with the value of those assets subject to enforceable counterparty netting arrangements for which the Group holds offsetting liabilities and eligible collateral.

Derivatives - As at 30.06.09	Gross Assets	Counterparty Netting	Net Exposure
	£m	£m	£m
Foreign Exchange	60,225	53,273	6,952
Interest Rate	338,090	290,806	47,284
Credit derivatives	97,537	82,150	15,387
Equity and stock index	21,553	15,911	5,642
Commodity derivatives	38,640	30,248	8,392
	556,045	472,388	83,657

Total cash collateral held			34,386

Net exposure less cash collateral			49,271

Derivatives - As at 31.12.08
Foreign Exchange	107,730	91,572	16,158
Interest Rate	615,321	558,985	56,336
Credit derivatives	184,072	155,599	28,473
Equity and stock index	28,684	20,110	8,574
Commodity derivatives	48,995	35,903	13,092
	984,802	862,169	122,633

Total cash collateral held			54,905

Net exposure less cash collateral			67,728

Derivatives - As at 30.06.08
Foreign Exchange	40,773	30,694	10,079
Interest Rate	204,304	175,462	28,842
Credit derivatives	73,273	62,172	11,101
Equity and stock index	12,089	11,699	390
Commodity derivatives	69,570	60,503	9,067
	400,009	340,530	59,479

Total cash collateral held			18,104

Net exposure less cash collateral			41,375

17.    Fair Value Measurement of Financial Instruments

Financial Assets and Liabilities Recognised and Measured at Fair Value Analysed by Valuation Technique

Financial instruments with a fair value based on observable inputs include valuations determined by unadjusted quoted prices in an active market and market standard pricing models that use observable inputs.

Financial instruments whose fair value is determined, at least in part, using unobservable inputs are further categorised into Vanilla and Exotic products as follows:

•	Vanilla products are valued using simple models such as discounted cashflow or Black Scholes models

•	Exotic products are over-the-counter products that are relatively bespoke, not commonly traded in the markets, and their valuation comes from sophisticated mathematical models

The table below shows Barclays financial assets and liabilities that are recognised and measured at fair value analysed by valuation technique:

	Valuations Based on Observable Inputs	Valuations Based on Unobservable Inputs
	Total	Vanilla Products	Exotic Products	Total	Total
30th June 2009	£m	£m	£m	£m	£m
Trading portfolio assets	145,228	8,663	82	8,745	153,973
Financial assets designated at fair value
- held on own account	30,826	12,953	18	12,971	43,797
- held in respect of linked liabilities to customers under investment contracts	1,504	-	-	-	1,504
Derivative financial assets	538,619	14,456	2,970	17,426	556,045
Available for sale assets	65,587	1,129	-	1,129	66,716
Assets of disposal group	61,854	-	-	-	61,854
Total Assets	843,618	37,201	3,070	40,271	883,889

Trading portfolio liabilities	(44,657)	(80)	-	(80)	(44,737)
Financial liabilities designated at fair value	(58,888)	(519)	(5,114)	(5,633)	(64,521)
Liabilities to customers under investment contracts	(1,881)	-	-	-	(1,881)
Derivative financial liabilities	(525,152)	(7,507)	(2,307)	(9,814)	(534,966)
Liabilities of disposal group	(64,158)	-	-	-	(64,158)
Total Liabilities	(694,736)	(8,106)	(7,421)	(15,527)	(710,263)

31st December 2008
Trading portfolio assets	174,168	11,469	-	11,469	185,637
Financial assets designated at fair value
- held on own account	37,618	16,559	365	16,924	54,542
- held in respect of linked liabilities to customers under investment contracts	66,657	-	-	-	66,657
Derivative financial assets	970,028	12,436	2,338	14,774	984,802
Available for sale assets	63,149	1,827	-	1,827	64,976
Total Assets	1,311,620	42,291	2,703	44,994	1,356,614

Trading portfolio liabilities	(59,436)	(38)	-	(38)	(59,474)
Financial liabilities designated at fair value	(71,044)	(290)	(5,558)	(5,848)	(76,892)
Liabilities to customers under investment contracts	(69,183)	-	-	-	(69,183)
Derivative financial liabilities	(959,518)	(6,151)	(2,403)	(8,554)	(968,072)
Total Liabilities	(1,159,181)	(6,479)	(7,961)	(14,440)	(1,173,621)

Of the total assets of £883,889m measured at fair value, £40,271m or 5% (£44,994m or 3% as at 31st December 2008) were valued using models with unobservable inputs.

Valuations based on unobservable inputs primarily relate to asset backed securities (commercial and residential mortgage), loans and related derivatives; monoline counterparty, fund-linked and other structured and long dated derivatives (including those embedded in structured notes); and private equity and principal investments. The value of those assets measured using unobservable inputs decreased by £4,723m to £40,271m as at 30th June 2009. The decrease is attributable to declines in valuations of Commercial Real Estate loans and the strengthening of Sterling.

As part of our risk management processes, we apply stress tests on the significant unobservable parameters to generate a range of potentially possible alternative valuations. The results of the most recent stress test showed a potential to increase the fair values by up to £2,380m (31st December 2008: £2,395m) or to decrease the fair values by up to £3,043m (31st December 2008: £2,991m) with substantially all the potential effect being recorded in profit or loss rather than equity.

Unrecognised gains due to unobservable valuation inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on intitial recognition, less amounts subsequently recognised, was as follows:

	Half Year Ended	Half Year Ended
	30.06.09	31.12.08
	£m	£m
Opening balance	128	172
Additions	20	(2)
Amortisation and releases	(38)	(42)
Closing balance	110	128

18.    Reclassification of Financial Assets Held for Trading

On 16th December 2008 the Group reclassified certain financial assets originally classified as held for trading that were no longer held for the purpose of selling or repurchasing in the near term out of fair value through profit or loss to loans and receivables. At the time of transfer, the Group identified rare circumstances permitting such a reclassification, being severe illiquidity in the relevant market.

The following table shows carrying values and fair values of the assets reclassified at 16th December 2008.

	As at 30.06.09		As at 31.12.08
	Carrying Value	Fair Value	Carrying Value	Fair Value
	As at	As at	As at	As at
	£m	£m	£m	£m
Trading assets reclassified to loans and receivables	3,076	3,025	3,986	3,984

As at the date of reclassification, the effective interest rates on reclassified trading assets ranged from 0.18% to 9.29% with undiscounted interest and principal cash flows of £7.4bn.
If the reclassifications had not been made, the Group's income statement to June 2009 would have included unrealised fair value losses on the reclassified trading assets of £42m (31st December 2008: £2m).

After reclassification, the reclassified financial assets contributed the following amounts to the June 2009 income before income taxes.

	Half Year Ended	Half Year Ended
	30.06.09	31.12.08
	£m	£m
Net interest income	79	4
Provision for credit losses	-	-
Income before income taxes on reclassified trading assets	79	4

The amount reclassified into loans and receivables has fallen from £4.0bn to £3.1bn, primarily as a result of paydowns and maturities of the underlying securities. No impairment has been identified on these securities and no additional securities have been reclassified during 2009.

Prior to reclassification in 2008, £144m of unrealised fair value losses on the reclassified trading assets were recognised in the consolidated income statement.

19.    Barclays Capital Credit Market Exposures

Barclays Capital's credit market exposures primarily relate to US commercial mortgages, residential mortgages and leveraged finance businesses that have been significantly impacted by the continued deterioration in the global credit markets. The exposures include both significant positions subject to fair value movements in the profit and loss account and positions that are classified as loans and advances and as available for sale.

The exposures are set out by asset class below:

	As at	As at
US Residential Mortgages	30.06.09	31.12.08
	£m	£m
ABS CDO Super Senior	2,255	3,104

Other US sub-prime	1,747	3,441

Alt-A	2,277	4,288

Monoline wrapped US RMBS	1,272	1,639

Commercial Mortgages
Commercial real estate	8,728	11,578

Commercial mortgage-backed securities	580	735

Monoline wrapped CMBS	1,567	1,854

Other Credit Market
Leveraged Finance	6,928	10,391

SIVs and SIV -Lites	585	963

CDPCs	84	150

Monoline wrapped CLO and other	4,497	4,939

During the period ended 30th June 2009, these exposures have been have been reduced by net sales and paydowns of £6,252m, including a £3,056m sale of leveraged finance exposure which was repaid at par, £1,448m of Alt-A and £865m of sub-prime exposure. Exposure reductions were impacted as the US Dollar and the Euro both depreciated 11% relative to Sterling.

20.    Loans and Advances to Banks

	As at	As at	As at
	30.06.09	31.12.08	30.06.08
By Geographical Area	£m	£m	£m
United Kingdom	11,117	7,532	9,840
Other European Union	15,051	12,600	16,175
United States	15,568	13,616	16,346
Africa	2,755	2,189	3,409
Rest of the World	8,511	11,821	8,749
	53,002	47,758	54,519
Less: Allowance for impairment	(58)	(51)	(5)
Total loans and advances to banks	52,944	47,707	54,514

Loans and advances to banks included £8,381m (31st December 2008: £3,375m; 30th June 2008: £9,236m) of settlement balances and £7,817m (31st December 2008: £15,889m; 30th June 2008: £16,430m) of cash collateral balances.

21.    Loans and Advances to Customers

	As at	As at	As at
	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Retail business	200,552	201,588	175,397
Wholesale and corporate business	220,030	266,750	224,941
	420,582	468,338	400,338
Less: Allowances for impairment	(8,778)	(6,523)	(4,871)
Total loans and advances to customers	411,804	461,815	395,467

Loans and advances to customers included £26,933m (31st December 2008: £26,411m; 30th June 2008: £30,140m) of settlement balances and £18,777m (31st December 2008: £33,743m; 30th June 2008: £17,901m) of cash collateral balances.

22.    Allowance for Impairment on Loans and Advances

	As at	As at	As at
	30.06.09	31.12.08	30.06.08
	£m	£m	£m
At beginning of period	6,574	4,876	3,772
Acquisitions and disposals	70	210	97
Exchange and other adjustments	(361)	817	(26)
Unwind of discount	(95)	(72)	(63)
Amounts written off	(1,279)	(2,008)	(911)
Recoveries	57	100	74
Amounts charged against profit	3,870	2,651	1,933
At end of period	8,836	6,574	4,876

Allowance
United Kingdom	3,461	2,947	2,785
Other European Union	1,547	963	449
United States	2,184	1,561	1,007
Africa	1,129	857	552
Rest of the World	515	246	83
At end of period	8,836	6,574	4,876

Amounts Charged Against Profit
New and Increased Impairment Allowances
United Kingdom	1,580	1,162	998
Other European Union	890	483	176
United States	943	772	757
Africa	457	319	207
Rest of the World	333	184	58
	4,203	2,920	2,196
Less: Releases of Impairment Allowance
United Kingdom	(96)	(94)	(118)
Other European Union	(129)	(24)	(44)
United States	(10)	(1)	(8)
Africa	(13)	(23)	(13)
Rest of the World	(28)	(27)	(6)
	(276)	(169)	(189)
Less: Recoveries
United Kingdom	(31)	(70)	(61)
Other European Union	(8)	(5)	1
United States	-	(1)	-
Africa	(17)	(23)	(13)
Rest of the World	(1)	(1)	(1)
	(57)	(100)	(74)

Total amounts charged against profit	3,870	2,651	1,933

23.    Subordinated Liabilities - Dated

	As at	As at	As at
	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Opening balance	16,169	13,255	11,519
Issuances	2,952	16	1,606
Redemptions	(285)	(712)	(195)
Other	(1,864)	3,610	325
Closing balance	16,972	16,169	13,255

Issuances
6% Fixed Rate Subordinated Notes due 2018 (€1.75bn)	-	-	1,303
CMS-Linked Subordinated Notes due 2018 (€100m)	-	-	75
CMS-Linked Subordinated Notes due 2018 (€135m)	-	-	105
Subordinated Unsecured Fixed Rate Capital Notes 2015 (BWP 90m)	-	-	8
Subordinated Callable Notes 2018 (ZAR 1,525m)	-	-	115
Fixed/Floating Rate Callable Subordinated Floating Rate Notes 2015 (KES 2bn)	-	16	-
10% Fixed Rate Subordinated Notes 2021 (GBP 1,961m)	1,961	-	-
10.179% Fixed Rate Subordinated Notes 2021 (USD 1,249m)	756	-	-
Subordinated Callable Notes (6% Real Yield) 2019 (R 3,000m)	235	-	-
	2,952	16	1,606

Redemptions
5.5% Subordinated Notes 2013 (DM 500m)	-	-	(195)
Floating Rate Subordinated Step-up Callable Notes 2013 (Yen 5,500m)	-	(26)	-
Floating Rate Subordinated Notes 2013 (USD1,000m)	-	(569)	-
Floating Rate Subordinated Notes 2013 (AU$150m)	-	(70)	-
5.93% Subordinated Notes 2013 (AU$100m)	-	(47)	-
Subordinated Fixed to CMS-Linked 2009 (EUR31m)	(30)	-	-
14.25% Subordinated Callable Notes 2014 (R 3,100m)	(243)	-	-
Redeemable cumulative option-holding preference shares 2009 (R 152m) [1]	(12)	-	-
	(285)	(712)	(195)

1    The preference shares redeemed included an embedded option to convert to ordinary shares in Absa at an agreed price. Absa agreed to repurchase 73,006,000 of the outstanding options at redemption date. The repurchase of these options resulted in a movement to other retained earnings.

23.    Subordinated Liabilities - Undated

	As at	As at	As at
	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Opening balance	13,673	8,328	6,631
Issuances	-	2,131	2,010
Redemptions	(3,507)	-	(300)
Other	(1,869)	3,214	(13)
Closing balance	8,297	13,673	8,328

Issuances
8.25% Undated Subordinated Notes (£1,000m)	-	-	1,000
7.7% Undated Subordinated Notes (US$2bn)	-	-	1,010
14% Step-up Callable Perpetual RCIs (£3,000m)	-	2,131	-
	-	2,131	2,010

Redemptions
9.875% Undated Subordinated Notes(£300m)	-	-	(300)
9% Permanent Interest Bearing Capital Bonds (£100m)	(60)	-	-
9.25% Perpetual Sub Notes (ex Woolwich) (£150m)	(75)	-	-
6.875% Undated Subordinated Notes (£650m)	(515)	-	-
6.375% Undated Subordinated Notes (£465m)	(332)	-	-
7.125% Undated Subordinated Notes (£525m)	(367)	-	-
6.125% Undated Subordinated Notes (£550m)	(354)	-	-
8.25% Undated Subordinated Notes (£1,000m)	(860)	-	-
7.7% Undated Subordinated Notes (USD2bn)	(944)	-	-
	(3,507)	-	(300)

24.    Provisions

	As at	As at	As at
	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Redundancy and restructuring	110	118	87
Undrawn contractually committed facilities and guarantees	116	109	266
Onerous contracts	40	50	55
Sundry provisions	215	258	216
	481	535	624

25.    Retirement Benefit Liabilities

The Group's IAS 19 pension deficit across all schemes as at 30th June 2009 was £3,910m (31st December 2008: £1,287m; 30th June 2008: surplus of £141m). There are net recognised liabilities of £1,458m (31st December 2008: £1,292m; 30th June 2008: £1,567m) and unrecognised actuarial losses of £2,452m (31st December 2008: gain of £5m; 30th June 2008: gain of £1,708m). The net recognised liabilities comprised retirement benefit liabilities of £1,523m (31st December 2008: £1,357m; 30th June 2008: £1,603m) and assets of £65m (31st December 2008: £65m; 30th June 2008: £36m).

The Group's IAS 19 pension deficit in respect of the main UK Scheme as at 30th June 2009 was £3,510m (31st December 2008: deficit of £858m, 30th June 2008: surplus of £439m). The most significant reason for this change was the decrease in AA long-term corporate bond yields which resulted in a lower discount rate of 6.42% (31st December 2008: 6.75%; 30th June 2008: 6.70%) and an increase in the inflation assumption to 3.75% (31st December 2008: 3.16%; 30th June 2008: 4.06%), both of which increased the liabilities.

26.    Share Capital

Called Up and Authorised Share Capital

Called up share capital comprises 11,028 million (31st December 2008: 8,372 million) ordinary shares of 25p each.

The authorised share capital of Barclays PLC is £5,290m, US$77.5m, €40m and ¥4,000m (31st December 2008: £3,540m, US$77.5m, €40m and ¥4,000m) comprising 20,996 million (31st December 2008: 13,996 million) ordinary shares of 25p each, 0.4 million (31st December 2008: 0.4 million) Sterling preference shares of £100 each, 0.4 million (31st December 2008: 0.4 million) US Dollar preference shares of $100 each, 150 million (31st December 2008: 150 million) US Dollar preference shares of $0.25 each, 0.4 million (31st December 2008: 0.4 million) Euro preference shares of €100 each, 0.4 million (31st December 2008: 0.4 million) Yen preference shares of ¥10,000 each and 1 million (31st December 2008: 1 million) staff shares of £1 each.

Conversion of Mandatorily Convertible Notes

The Mandatorily Convertible Notes (MCNs), issued by Barclays Bank PLC on 27th November 2008, were converted into 2,642m ordinary shares in Barclays PLC by 30th June 2009 at the conversion price of £1.53276. £661m was credited to share capital and the remaining £3,221m (net of issuance costs) was credited to the share premium account.

27.    Contingent Liabilities and Commitments

	As at	As at	As at
	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Acceptances and endorsements	312	585	473
Guarantees and letters of credit pledged as collateral security	13,056	15,652	14,023
Securities lending arrangements	31,639	38,290	37,416
Other contingent liabilities	9,773	11,783	9,804
Contingent liabilities	54,780	66,310	61,716

Documentary credits and other short-term trade related transactions	620	859	843

Undrawn Note Issuance and Revolving Underwriting Facilities
Forward asset purchases and forward deposits placed	53	291	204
Standby facilities, credit lines and other	204,341	259,666	209,512
Commitments	205,014	260,816	210,559

The Group facilitates securities lending arrangements for its investment management clients whereby securities held by funds are lent to third parties. The borrowers provide the funds with collateral in the form of cash or other assets equal to at least 100% of the securities lent plus a margin of between 2% and 8%. Over the period of the loan, the funds may make margin calls to the extent that the collateral is less than the market value of the securities lent. Amounts disclosed above represent the total market value of the lent securities at 30th June 2009. The market value of collateral held by the funds was £32,673m (31st December 2008: £39,690m).

Several standby facilities and credit lines were withdrawn on closed accounts during the six months to 30th June 2009.

28.    Legal Proceedings

Barclays has for some time been party to proceedings, including a class action, in the United States against a number of defendants following the collapse of Enron; the class action claim is commonly known as the Newby litigation. On 19th March 2007, the United States Court of Appeals for the Fifth Circuit issued a decision that the case could not proceed against Barclays as a class action because the plaintiffs had not alleged a proper claim against Barclays. On 22nd January 2008, the United States Supreme Court denied the plaintiffs' request for review of the Fifth Circuit's 19th March 2007 decision. On 5th March 2009, the District Court granted summary judgment in Barclays favour in relation to the plaintiffs' claims against Barclays. The District Court also denied the plaintiffs' request to amend the complaint to assert revised claims against Barclays on behalf of the class. The plaintiffs' time in which to file an appeal regarding the District Court's 5th March 2009 decision has not yet expired. Barclays considers that the Enron related claims against it are without merit and is defending them vigorously. It is not possible to estimate Barclays possible loss in relation to these matters, nor the effect that they might have upon operating results in any particular financial period.

Like other UK financial services institutions, the Group faces numerous County Court claims and complaints by customers who allege that its unauthorised overdraft charges either contravene the Unfair Terms in Consumer Contracts Regulations 1999 (UTCCR) or are unenforceable penalties or both. In July 2007, by agreement with all parties, the OFT commenced proceedings against seven banks and one building society, including Barclays, to resolve the matter by way of a "test case" process. Preliminary issues hearings took place in January, July and December 2008 with judgments handed down in April and October 2008 and January 2009 (a further judgment not concerning Barclays terms). As to current terms, in April 2008 the Court held in favour of the banks on the issue of the penalty doctrine. The OFT did not appeal that decision. In the same judgment the Court held in favour of the OFT on the issue of the applicability of the UTCCR. The banks appealed that decision. As to past terms, in a judgment on 8th October 2008, the Court held that Barclays historic terms, including those of Woolwich, were not capable of being penalties. The OFT indicated at the January 2009 hearing that it was not seeking permission to appeal the Court's findings in relation to the applicability of the penalty doctrine to historic terms. Accordingly, it is now clear that no declarations have or will be made against Barclays that any of its unauthorised overdraft terms considered in the test case are capable of constituting unenforceable penalties and that the OFT will not pursue this aspect of the test case further.

The proceedings have since concentrated exclusively on UTCCR issues. The banks' appeal against the decision in relation to the applicability of the UTCCR (to current and historic terms) was heard in late October 2008 and dismissed by the Court of Appeal's judgment of 26th February 2009. Subsequently, the banks were granted leave to appeal to the House of Lords which heard the banks' appeal on 23rd-25th June 2009 with judgment reserved. It is not clear yet when the House of Lords' ruling will become available. If the banks' appeal is upheld the test case should be at an end. If it is dismissed then it is likely that the proceedings will still take a significant period of time to conclude. Pending resolution of the test case process, existing and new claims in the County Courts remain stayed, and there is an FSA waiver of the complaints handling process (which is reviewable in December 2009) and a standstill of Financial Ombudsman Service decisions. The Group is defending the test case vigorously. It is not practicable to estimate the Group's possible loss in relation to these matters, nor the effect that they may have upon operating results in any particular financial period.

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

29.    Competition and Regulatory Matters

The scale of regulatory change remains challenging and the global financial crisis is resulting in a significant tightening of regulation and changes to regulatory structures globally, especially for banks that are deemed to be of systemic importance. Concurrently, there is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the UK and elsewhere. The nature and impact of future changes in the legal framework, policies and regulatory action cannot currently be fully predicted and are beyond the Group's control, but, especially in the area of banking regulation, are likely to have an impact on the Group's businesses and earnings.

The market for payment protection insurance (PPI) has been under scrutiny by the UK competition authorities and financial services regulators. In September 2005, the OFT received a super-complaint from the Citizens Advice Bureau relating to PPI. As a result, the OFT commenced a market study on PPI in April 2006. In October 2006 the OFT announced the outcome of the market study and the OFT referred the PPI market to the UK Competition Commission (CC) for an in-depth inquiry in February 2007. In June 2008, the CC published its provisional findings. The CC published its final report into the PPI market on 29th January 2009. The CC's conclusion is that the businesses which offer PPI alongside credit face little or no competition when selling PPI to their credit customers. The CC has set out a package of measures which it considers will introduce competition into the market (the Remedies). The Remedies, which are expected to be implemented (following consultation) in 2010, are: a ban on sale of PPI at the point of sale; a prohibition on the sale of single premium PPI; mandatory personal PPI quotes to customers; annual statements for all regular premium policies, including the back book (for example credit card and mortgage protection policies); measures to ensure that improved information is available to customers; obliging providers to give information to the OFT to monitor the Remedies and to provide claims ratios to any person on request. The Group is reviewing the report, the CC's draft Remedies order and considering the next steps, including how this might affect the Group's different products. In March 2009, Barclays submitted an appeal of part of the CC's final report to the Competition Appeal Tribunal (CAT). The targeted appeal is focussed on the point of sale prohibition remedy which it is felt is not based on sound analysis, and is unduly draconian. The Group is also challenging the technical aspects of the CC's PPI market definition. A case management conference was held at the CAT on 28th April 2009 at which Lloyds Banking Group, Shop Direct and the FSA were granted permission to intervene. The hearing is listed for four days starting 7th September 2009.

Separately, in October 2006, the FSA published the outcome of its broad industry thematic review of PPI sales practices in which it concluded that some firms fail to treat customers fairly and that the FSA would strengthen its actions against such firms. Tackling poor PPI sales practices remains a priority for the FSA, with their most recent update on their thematic work published in September 2008. The Group voluntarily complied with the FSA's request to cease selling single premium PPI by the end of January 2009. There has been no enforcement action against the Group in respect of its PPI products. The Group has cooperated fully with these investigations into PPI and will continue to do so.

The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeals Tribunal in June 2006. The OFT is progressing its investigations in the Visa interchange case and a second MasterCard interchange case in parallel and both are ongoing. The outcome is not known but these investigations may have an impact on the consumer credit industry in general and therefore on the Group's business in this sector. In February 2007, the OFT announced that it was expanding its investigation into interchange rates to include debit cards.

In September 2006, the OFT announced that it had decided to undertake a fact find on the application of its statement on credit card fees to current account unauthorised overdraft fees. The fact find was completed in March 2007. On 29th March 2007, the OFT announced its decision to conduct a formal investigation into the fairness of bank current account charges. The OFT initiated a market study into personal current accounts (PCAs) in the UK on 26th April 2007. The study's focus was PCAs but it also included an examination of other retail banking products, in particular savings accounts, credit cards, personal loans and mortgages in order to take into account the competitive dynamics of UK retail banking. On 16th July 2008, the OFT published its market study report, in which it concluded that certain features of the UK PCA market were not working well for consumers. The OFT reached the provisional view that some form of regulatory intervention is necessary in the UK PCA market. On 16th July 2008, the OFT also announced a consultation to seek views on the findings and possible measures to address the issues raised in its report. The consultation period closed on 31st October 2008. The Group has participated fully in the market study process and will continue to do so.

US laws and regulations require compliance with US economic sanctions, administered by the Office of Foreign Assets Control, against designated foreign countries, nationals and others. HM Treasury regulations similarly require compliance with sanctions adopted by the UK government. The Group has been conducting an internal review of its conduct with respect to US Dollar payments involving countries, persons and entities subject to these sanctions and has been reporting to governmental authorities about the results of that review. The Group received inquiries relating to these sanctions and certain US Dollar payments processed by its New York branch from the New York County District Attorney's Office and the US Department of Justice, which along with other authorities, has been reported to be conducting investigations of sanctions compliance by non-US financial institutions. The Group has responded to those inquiries and is cooperating with the regulators, the Department of Justice and the District Attorney's Office in connection with their investigations of the Group's conduct with respect to sanctions compliance. Barclays has also received a formal notice of investigation from the FSA, and has been keeping the FSA informed of the progress of the US investigations and Barclays internal review. Barclays review is ongoing. It is currently not possible to predict the ultimate resolution of the issues covered by Barclays review and the investigations, including the timing and potential financial impact of any resolution, which could be substantial.

The Financial Services Compensation Scheme provides compensation to customers of financial institutions in the event that an institution is unable, or is likely to be unable, to pay claims against it. In 2008, a number of institutions were declared in default by the FSA. In order to meet its obligations to the depositors of these institutions, the FSCS obtained facilities from HM Treasury on an interest only basis which totalled £18.2bn as at 31st March 2009. The majority of the facilities are anticipated to be repaid wholly from recoveries from the institutions concerned, although some shortfalls are anticipated in the smaller facilities. The FSCS raises annual levies from the banking industry to meet its management expenses and compensation costs. Individual institutions make payments based on their level of market participation (in the case of deposits, the proportion that their protected deposits represent of total market protected deposits) at 31st December each year. If an institution is a market participant on this date it is obligated to pay a levy. Barclays Bank PLC was a market participant at 31st December 2007 and 2008. The Group has accrued £37m in 2009 (£101m for year ended 31st December 2008) for its share of levies that will be raised by the FSCS including the interest on the loan from HM Treasury. The accrual includes estimates for the interest FSCS will pay on the loan and estimates of Barclays market participation in the relevant periods. Interest will continue to accrue on the FSCS facilities and will form part of future FSCS management expenses levies. To the extent that the facilities have not been repaid in full by 31st March 2012, the FSCS will agree a schedule of repayments with HM Treasury, which will be recouped from the industry in the form of additional levies. Under the Banking Act 2009, in April 2009, HM Treasury issued a Notification to the FSCS requiring a contribution to the resolution costs of a further institution. The timing and size of any actual payments by the FSCS under the Notification and the consequent need for levies on the industry, is unclear. At the date of this Interim Results Announcement, it is not possible to estimate whether there will ultimately be additional levies on the industry, the level of Barclays market participation or other factors that may affect the amounts or timing of amounts that may ultimately become payable, nor the effect that such levies may have upon operating results in any particular financial period.

30.    Events After the Balance Sheet Date

On 9th July 2009, in a circular to shareholders, Barclays gave notice of a General meeting of Barclays PLC to be held on 6th August to consider and, if thought fit, to pass an ordinary resolution to dispose of the Barclays Global Investors business and ancillary arrangements.

31.    Related Party Transactions

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both. The definition includes subsidiaries, associates, joint ventures and the Group's pension schemes, as well as other persons.

Subsidiaries

Transactions between Barclays PLC and subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group financial statements.

Associates, Joint Ventures and Other Entities

The Group provides banking services to its associates, joint ventures and Group pension funds (principally the UK Retirement Fund), providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Group companies, principally within Barclays Global Investors, also provides investment management and custodian services to the Group pension schemes. The Group also provides banking services for unit trusts and investment funds managed by Group companies and are not individually material.

Key Management Personnel

The Group provides banking services to Directors and other key management personnel and persons connected to them. Since 31st December 2008, an overdraft facility of £800,000 has been made available to a Director and a mortgage facility of £500,000 has been made available to a member of key management personnel. Both facilities are provided by Barclays Bank in the ordinary course of its business and the terms are no more favourable than would apply to someone of similar financial standing who is unconnected to the Group.

No additional related parties transactions have taken place in the first six months of the current financial year that have materially affected the financial position or the performance of the Group during that period; and there were no material changes in the related parties transactions described in the last Annual Report that could have a material effect on the financial position or performance of the Group in the first six months of the current financial year.

All of these transactions are conducted on the same terms to third-party transactions and are not individually material.

Amounts included, in aggregate, by category of related party entity are as follows:

Six months ending 30th June 2009	Associates	Joint Ventures	Entities Under Common Directorship	Pension Funds Unit Trusts and Investment Funds	Total
Income Statement	£m	£m	£m	£m	£m
Interest received	1	51	4	-	56
Interest paid	-	(10)	(1)	-	(11)
Fees received for services rendered	-	4	-	1	5
Fees paid for services provided	(24)	(62)	-	-	(86)
Principal transactions	(19)	(65)	(75)	36	(123)
Impairment	(47)	-	-	-	(47)

Assets
Loans and advances to banks and customers	58	912	579	-	1,549
Derivative transactions	1	6	98	69	174
Other assets	110	135	73	-	318

Liabilities
Deposits from banks and customer accounts	-	873	721	11	1,605
Derivative transactions	-	-	124	60	184
Other liabilities	3	16	49	19	87

Six months ending 31st December 2008	Associates	Joint Ventures	Entities Under Common Directorship	Pension Funds Unit Trusts and Investment Funds	Total
Income Statement	£m	£m	£m	£m	£m
Interest received	-	45	3	-	48
Interest paid	1	(51)	-	-	(50)
Fees received for services rendered	(1)	6	-	(1)	4
Fees paid for services provided	(12)	(79)	-	-	(91)
Principal transactions	3	40	104	(25)	122
Impairment	-	-	-	-	-

Assets
Loans and advances to banks and customers	110	954	34	-	1,098
Derivative transactions	-	9	311	15	335
Other assets	67	276	-	3	346

Liabilities
Deposits from banks and customer accounts	-	759	74	10	843
Derivative transactions	-	-	111	41	152
Other liabilities	3	18	-	28	49

Six months ending 30th June 2008	Associates	Joint Ventures	Entities Under Common Directorship	Pension Funds Unit Trusts and Investment Funds	Total
Income Statement	£m	£m	£m	£m	£m
Interest received	-	60	-	-	60
Interest paid	(1)	(22)	-	-	(23)
Fees received for services rendered	1	9	-	1	11
Fees paid for services provided	(32)	(67)	-	-	(99)
Principal transactions	5	19	(44)	-	(20)
Impairment	-	-	-	-	-

Assets
Loans and advances to banks and customers	129	1,512	67	-	1,708
Derivative transactions	-	4	38	-	42
Other assets	220	124	5	8	357

Liabilities
Deposits from banks and customer accounts	-	142	102	11	255
Derivative transactions	-	11	87	-	98
Other liabilities	3	16	-	25	44

No guarantees, pledges or commitments have been given or received in respect of these transactions for the periods ending 30th June 2009, 31st December 2008 and 30th June 2008.
There are no leasing transactions between related parties for the periods ending 30th June 2009, 31st December 2008 and 30th June 2009.
Derivatives transacted on behalf of the Pensions Funds Units Trusts and Investment Funds amounted to £176m (2008: £nil).
During the period Barclays paid £nil (2008: £1m) charitable donations through the Charities Aid Foundation, a registered charitable organisation, in which a Director is a Trustee.

32.    Segmental Reporting

The following section analyses the Group's performance by business. For management and reporting purposes, Barclays is organised into the following business groupings:

Global Retail and Commercial Banking

•	UK Retail Banking

•	Barclays Commercial Bank

•	Barclaycard

•	Global Retail and Commercial Banking - Western Europe

•	Global Retail and Commercial Banking - Emerging Markets

•	Global Retail and Commercial Banking - Absa

Investment Banking and Investment Management

•	Barclays Capital

•	Barclays Global Investors

•	Barclays Wealth

Head Office Functions and Other Operations

UK Retail Banking

UK Retail Banking builds broad and deep relationships with consumers and small business owners throughout the UK by providing a wide range of products and financial services. Retail banking and mortgage lending provide access to current account and savings products and Woolwich branded mortgages. Consumer lending and insurance provide unsecured loan and protection products and general insurance. Barclays Financial Planning provides investment advice and products. Local Business provides banking services, including money transmission, to small businesses.

Barclays Commercial Bank

Barclays Commercial Bank provides banking services to organisations with an annual turnover of more than £1m. Customers are served via a network of relationship and industry sector specialists, which provides solutions constructed from a comprehensive suite of banking products, support, expertise and services, including specialist asset financing and leasing facilities. Customers are also offered access to the products and expertise of other businesses in the Group, particularly Barclays Capital, Barclaycard and Barclays Wealth.

Barclaycard

Barclaycard is a multi-brand credit card and consumer lending business which also processes card payments for retailers and merchants and issues credit and charge cards to corporate customers and the UK Government. It is one of Europe's leading credit card businesses and has an increasing presence in the United States and South Africa.

In the UK, Barclaycard comprises Barclaycard UK Cards, Barclaycard Partnerships, Barclays Partner Finance and FirstPlus.

Outside the UK, Barclaycard provides credit cards in the United States, Germany, South Africa (through management of the Absa credit card portfolio) and in the Scandinavian region, where Barclaycard operates through Entercard, a joint venture with Swedbank.

Barclaycard works closely with other parts of the Group, including UK Retail Banking, Barclays Commercial Bank, GRCB - Western Europe and GRCB - Emerging Markets, to leverage their distribution capabilities.

Global Retail and Commercial Banking - Western Europe

GRCB - Western Europe encompasses Barclays Global Retail and Commercial Banking as well as Barclaycard operations in Spain, Italy, Portugal, France and Russia. GRCB - Western Europe serves customers through a variety of distribution channels. GRCB - Western Europe provides a variety of products including retail mortgages, current and deposit accounts, commercial lending, unsecured lending, credit cards, investments, and insurance serving the needs of Barclays retail, mass affluent, and corporate customers.

Global Retail and Commercial Banking - Emerging Markets

GRCB - Emerging Markets encompasses Barclays Global Retail and Commercial Banking, including Barclaycard operations, in 14 countries organised in 4 geographic areas: East Asia and Indian Ocean (India, Indonesia, Pakistan, Mauritius and Seychelles); Middle East and North Africa (UAE and Egypt); East and West Africa (Ghana, Tanzania, Uganda and Kenya); and Southern Africa (Botswana, Zambia and Zimbabwe). GRCB - Emerging Markets serves its customers through a variety of distribution channels. GRCB - Emerging Markets provides a variety of traditional retail and commercial products including retail mortgages, current and deposit accounts, commercial lending, unsecured lending, credit cards, treasury and investments. In addition to this, it provides specialist services such as Sharia compliant products and mobile banking.

Global Retail and Commercial Banking - Absa

GRCB - Absa represents Barclays consolidation of Absa, excluding Absa Capital and Absa Card which is included as part of Barclays Capital and Barclaycard respectively. Absa Group Limited is one of South Africa's largest financial services organisations serving personal, commercial and corporate customers predominantly in South Africa. GRCB - Absa serves retail customers through a variety of distribution channels and offers a full range of banking services, including current and deposit accounts, mortgages, instalment finance and bancassurance products. It also offers customised business solutions for commercial and large corporate customers.

Barclays Capital

Barclays Capital is a global investment bank that provides large corporate, government and institutional clients with a full spectrum of solutions to their strategic advisory, financing and risk management needs. These solutions include the following products and services: Fixed income, currency and commodities, which includes interest rate, foreign exchange, commodities, emerging markets, money markets, and credit; Equities, which includes cash and equity derivatives and prime services; Investment Banking, which includes financial advisory, equity and debt underwriting; and Principal Investments. Barclays Capital includes Absa Capital, the investment banking business of Absa. Barclays Capital works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Barclays Global Investors

Barclays Global Investors is an asset manager and provider of investment management products and services.

BGI offers structured investment strategies such as indexing, global asset allocation and risk controlled active products including hedge funds and provides related investment services such as securities lending, cash management and portfolio transition services. BGI collaborates with the other Barclays businesses, particularly Barclays Capital and Barclays Wealth, to develop and market products and leverage capabilities to better serve the client base.
On 16th June 2009 the Board of Barclays PLC announced that it had accepted BlackRock's offer to purchase the Barclays Global Investors business and has resolved to recommend it to shareholders for approval at a general meeting on 6th August 2009.

Barclays Wealth

Barclays Wealth serves high net worth, affluent and intermediary clients worldwide, providing private banking, asset management, stockbroking, offshore banking, wealth structuring and financial planning services and managed the closed life assurance activities of Barclays and Woolwich in the UK.

Barclays Wealth works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Head Office Functions and Other Operations

Head Office Functions and Other Operations comprises head office and central support functions, businesses in transition and consolidation adjustments.

Head office and central support functions comprises the following areas: Executive Management, Finance, Treasury, Corporate Affairs, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Property, Tax, Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them.

Businesses in transition principally relate to certain lending portfolios that are centrally managed with the objective of maximising recovery from the assets. Consolidation adjustments largely reflect the elimination of inter-segment transactions.

Group Reporting Change in 2009

Barclays Russia, previously part of Global Retail and Commercial Banking - Emerging Markets, is now managed and reported within Global Retail and Commercial Banking - Western Europe. This change was effective as of 1st January 2009 and the numbers for the six months ended 31st December 2008 have been restated accordingly. This restatement has no impact on the Group Income Statement or Balance Sheet. Loss before tax for Barclays Russia for the six months ended 31st December 2008 was £7m.

	UK Retail Banking	Barclays Commercial Bank	Barclaycard	GRCB - Western Europe
Six months ending 30th June 2009	£m	£m	£m	£m
Income from external customers, net of insurance claims	2,002	1,344	2,004	887
Inter-segment income	5	69	5	(1)
Total income net of insurance claims	2,007	1,413	2,009	886

Business segment performance before tax	268	404	391	31

Total assets	102,558	77,600	29,541	59,933

	UK Retail Banking	Barclays Commercial Bank	Barclaycard	GRCB - Western Europe [1]
Six months ending 31st December 2008	£m	£m	£m	£m
Income from external customers, net of insurance claims	2,314	1,341	1,792	815
Inter-segment income	(8)	55	9	(1)
Total income net of insurance claims	2,306	1,396	1,801	814

Business segment performance before tax	679	564	401	135

Total assets	101,384	84,029	30,925	65,519

	UK Retail Banking	Barclays Commercial Bank	Barclaycard	GRCB - Western Europe
Six months ending 30th June 2008	£m	£m	£m	£m
Income from external customers, net of insurance claims	2,204	1,316	1,377	643
Inter-segment income	(28)	33	41	(2)
Total income net of insurance claims	2,176	1,349	1,418	641

Business segment performance before tax	690	702	388	115

Total assets	96,314	80,955	24,278	51,515

1     31.12.08 figures have been restated to include Barclays Russia.
2     31.12.08 figures have been restated to exclude Barclays Russia.
3    The discontinued operations of Barclays Global Investors business is disclosed in note 33.

GRCB - Emerging Markets	GRCB - Absa	Barclays Capital	Barclays Global Investors [3]	Barclays Wealth	Head Office Functions and Other Operations	Total
£m	£m	£m	£m	£m	£m	£m
529	1,194	5,983	960	678	672	16,253
-	13	106	3	(51)	(149)	-
529	1,207	6,089	963	627	523	16,253

(86)	248	1,047	276	75	330	2,984

11,173	42,643	1,133,685	67,842	14,297	6,066	1,545,338

GRCB - Emerging Markets [2]	GRCB - Absa	Barclays Capital	Barclays Global Investors [3]	Barclays Wealth	Head Office Functions and Other Operations	Total
£m	£m	£m	£m	£m	£m	£m
584	1,137	1,727	854	704	4	11,272
-	14	93	3	(48)	(117)	-
584	1,151	1,820	857	656	(113)	11,272

89	254	778	330	489	(396)	3,323

13,866	40,391	1,629,117	71,340	13,263	3,146	2,052,980

GRCB - Emerging Markets	GRCB - Absa	Barclays Capital	Barclays Global Investors [3]	Barclays Wealth	Head Office Functions and Other Operations	Total
£m	£m	£m	£m	£m	£m	£m
410	1,032	3,288	984	706	(117)	11,843
-	15	123	3	(38)	(147)	-
410	1,047	3,411	987	668	(264)	11,843

52	298	524	265	182	(462)	2,754

10,998	34,178	966,109	79,030	17,749	4,528	1,365,654

33.    Discontinued Operations

The assets and liabilities related to the BGI business held for disposal have been presented as held for sale following the approval by the Group's management on 16th June 2009 and pending shareholder approval at a general meeting to be held on 6th August 2009. The completion date for the transaction is expected by the end of 2009.

The results of the discontinued operations are as follows:

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Net fee and commission income	951	935	981

Net trading (loss)/income	(19)	(24)	14
Principal transactions	(19)	(24)	14

Other income	3	4	6
Total income	935	915	1,001

Operating expenses excluding amortisation of intangible assets and deal costs	(582)	(443)	(517)
Amortisation of intangible assets	(8)	(8)	(7)
Deal costs	(106)	-	-
Operating expenses	(696)	(451)	(524)

Profit before tax from discontinued operations	239	464	477
Tax	(114)	(182)	(155)
Profit after tax from discontinued operations	125	282	322

Comprehensive income relating to discontinued operations are as follows:

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.09	31.12.08	30.06.08
	£m	£m	£m
Tax relating to component of comprehensive income	8	(22)	12
Available for sale assets	12	(6)	(3)
Currency translation reserve	(157)	116	17
Total comprehensive income for the year from discontinued operations	(137)	88	26

The cash flows attributable to the discontinued operations are as follows:

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.09	31.12.08	30.06.08
Cash flows from discontinued operations	£m	£m	£m
Net cash flows from operating activities	(86)	406	118
Net cash flows from investing activities	(44)	(31)	(62)
Net cash flows from financing activities	225	(62)	(300)
Effect of exchange rates on cash and cash equivalents	(96)	211	6
Net (decrease)/increase in cash and cash equivalents	(1)	524	(238)
Cash and cash equivalents at beginning of period	1,035	511	749
Cash and cash equivalents at end of period	1,034	1,035	511

Assets of the disposal group are as follows:

As at
30.06.09
Assets	£m
Cash and balances at central banks [1]	1,034
Financial assets designated at fair value:
- Held in respect of linked liabilities to customers under investment contracts	64,158
Available for sale financial investments	83
Other assets	376
Goodwill	346
Intangible assets	68
Property, plant and equipment	126
Deferred tax assets	201
Total assets	66,392

Liabilities of disposal group are as follows:

As at
30.06.09
Liabilities	£m
Liabilities to customers under investment contracts	64,158
Other liabilities	449
Current tax liabilities	(14)
Deferred tax liabilities	19
Total liabilities	64,612

1    Excludes cash and bank balances classified as Financial assets designated at fair value held in respect of linked liabilities to customers under investment contracts of £2,387m.

Other Information

Share Capital

The Group manages its debt and equity capital actively. The Group's authority to buy back ordinary shares (up to 837.6 million ordinary shares) was renewed at the 2009 Annual General Meeting to provide additional flexibility in the management of the Group's capital resources.

Group Share Schemes

The independent trustees of the Group's share schemes may make purchases of Barclays PLC ordinary shares in the market at any time or times following this announcement of the Group's results for the purposes of those schemes' current and future requirements. The total number of ordinary shares purchased would not be material in relation to the issued share capital of Barclays PLC.

General Information

The information in this announcement, which was approved by the Board of Directors on 2nd August 2009, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31st December 2008, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 235 of the Companies Act 1985 and which did not make any statements under Section 237 of the Companies Act 1985, have been delivered to the Registrar of Companies in accordance with Section 242 of the Companies Act 1985.

Registered Office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000.
Company number: 48839

Website

www.barclays.com

Registrar

The Registrar to Barclays PLC, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: 0871 384 20551  or +44 121 415 7004 from overseas.

Listing

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol 'BCS'. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is JPMorgan Chase Bank, whose international telephone number is +1-651-453-2128, whose domestic telephone number is 1-800-990-1135 and whose address is JPMorgan Chase Bank, N.A., PO Box 64504, St. Paul, MN 55164-0504, USA.

Filings with the SEC

The results will be furnished as a form 6-K to the US Securities and Exchange Commission (SEC) as soon as practicable following their publication.

Statutory accounts for the year ended 31st December 2008, which also include certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the SEC, can be obtained from Corporate Communications, Barclays Bank PLC, 200 Park Avenue, New York, NY 10166, United States of America or from the Director, Investor Relations at Barclays registered office address, shown above. Copies of the form 20-F are also available from the Barclays Investor Relations website (details below) and from the SEC's website (www.sec.gov).

1    Calls to this number are charged at 8p per minute if using a BT landline. Call charges may vary if using other providers

Results Timetable

Item	Date
Interim Management Statement	Tuesday, 10th November 2009
2009 Preliminary Results Announcement [1]	Tuesday, 16th February 2010

Economic Data

	30.06.09	31.12.08	30.06.08	Change 31.12.08 [2]	Change 30.06.08 [2]
Period end - US$/£	1.64	1.46	1.99	(11%)	21%
Average - US$/£	1.50	1.86	1.98	24%	32%
Period end - €/£	1.17	1.04	1.26	(11%)	8%
Average - €/£	1.12	1.26	1.29	13%	15%
Period end - ZAR/£	12.73	13.74	15.56	8%	22%
Average - ZAR/£	13.70	15.17	15.15	11%	11%

For Further Information Please Contact

Investor Relations	Media Relations
Stephen Jones	Howell James/Alistair Smith
+44 (0) 20 7116 5752	+44 (0) 20 7116 6060/6132

More information on Barclays can be found on our website at the following address:

www.barclays.com/investorrelations

1    Note that this announcement date is provisional and subject to change.

2    The change is the impact to Sterling reported information.

Glossary of Terms

Absa  refers to the results for Absa Group Limited as consolidated into the results of Barclays PLC; translated into Sterling with adjustments for amortisation of intangible assets, certain head office adjustments, transfer pricing and minority interests.

Absa Capital is the portion of Absa's results that is reported by Barclays within Barclays Capital.

Absa Card is the portion of Absa's results that is reported by Barclays within Barclaycard.

Absa Group Limited refers to the consolidated results of the South African group of which the parent company is listed on the Johannesburg Stock Exchange (JSE Limited) in which Barclays owns a controlling stake.

ABS - Asset Backed Securities are securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets.

Adjusted Gross Leverage  is calculated as set out on page 68

Alt-A  is defined as loans regarded as lower risk than sub-prime, but they share higher risk characteristics than lending under normal criteria.

Average net income generated per member of staff is defined as total operating income compared to the average of staff numbers for the reporting period.

CDOs - Collateralised Debt Obligations are securities in which Asset Backed Securities (ABSs) and/or certain other related assets have been purchased and securitised by a third-party, or securities which pay a return which is referenced to those assets. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.

CDPCs - Credit Derivative Product Company is defined as a company that sells protection on credit derivatives. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers.

CLO - collateralised loan obligation.

CMBS - commercial mortgage backed securities.

Compensation:net income ratio is defined as staff compensation based costs compared to total income net of insurance claims less impairment charges.

Consolidated entities held for investment purposes are entities that are held strictly for capital appreciation, have a defined exit and are engaged in activities that are not closely related to our principal businesses

Core Tier 1 capital is defined as called-up share capital and eligible reserves plus equity minority interests, less intangible assets and deductions relating to the excess of Expected Loss over regulatory impairment allowance and securitisation positions.

Cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

Cost:net income ratio is defined as operating expenses compared to total income net of insurance claims less impairment charges.

CRL  is defined as Credit Risk Loans and are loans which are: impaired, but may still be performing; contractually overdue 90 days; or restructured.

Daily Value at Risk (DVaR) is an estimate of the potential loss which might arise from unfavourable market movements, if the current positions were to be held unchanged for one business day, measured to a defined confidence level.

Economic profit is defined as profit after tax and minority interests less capital charge (average shareholders' equity excluding minority interests multiplied by the Group cost of capital).

Gain on acquisition is defined as the amount by which the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

Group Loan Deposit Ratio is defined as the ratio of wholesale and retail loans and advances to customers net of impairment allowance divided by customer accounts.

Group Surplus Liquidity is defined as unencumbered cash at central banks, government securities and other central bank eligible securities.

IDRC - Instantaneous Default Risk Change

Income  refers to total income net of insurance claims, unless otherwise specified.

MBS - Mortgage Backed Securities are securities that represent interests in a group of mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

Monoline insurer is defined as an entity which specialises in providing credit protection to the holders of debt instruments in the event of default by the debt security counterparty. This protection is typically held in the form of derivatives such as credit default swaps (CDS) referencing the underlying exposures held.

Net Asset Value per Share is computed by dividing shareholders' equity excluding minority interests by the number of called-up ordinary shares.

Net Tangible Asset Value per Share is computed by dividing shareholders' equity excluding minority interests less goodwill and intangible assets, by the number of called-up ordinary shares.

Potential credit risk loans (PCRLs) are comprised of Credit Risk Loans (CRLs) and Potential Problem Loans (PPLs).

PPL  is defined as Potential Problem Loans and are loans where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

Return on average economic capital' is defined as attributable profit compared to average economic capital.

Risk tendency is a statistical estimate of the average loss for each loan portfolio for a 12-month period, taking into account the size of the portfolio and its risk characteristics under current economic conditions, and is used to track the change in risk as the portfolio of loans changes over time.

RMBS - residential mortgage backed securities.

SIV - structured investment vehicle.

SPE - special purpose entity.

Sub-prime  is defined as loans to sub-prime borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.